02 SEP 18 AM 9:03

september 6, 2002
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

02076173

SUPPL

United States of America

Dear Mr. Frank Zarb, Esq.:

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
12g3-2(b) number: ~~82-5046~~ 82-4190

Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

1. Announcement : Shanghai Lujiazui Financial Trade Zone development co.Ltd.semi-annual report 2002(summary)

Sincerely yours,

Kang Huijun
Chairman

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

dlw 9/19

港聞

建碼頭設海芯公園　改善水陸交通發展中式旅遊區

民建聯倡二億元包裝赤柱

【本報訊】民建聯昨天向旅遊事務署遞交一份有關赤柱發展的建議書，建議政府花費二億元，重新修葺及規劃赤柱現有設施，包括在北帝廟毗鄰對外海面設防坡堤，並將其優化成海芯公園，以及興建碼頭，增設觀賞漁船和改善水陸交通等。將赤柱建成本港一個富有特色的旅遊區，吸引更多遊客及本地人到赤柱觀光消費。

港島南區的赤柱，是香港的主要旅遊景點之一，區內大多數商舖收益主要來自遊客。由於近年全球經濟不景，客人消費意欲疲弱，區內大多數商舖生意額下跌兩成以上。

民建聯立法會議員蔡素玉表示，如果政府落實全部建議，估計大概需要二億元。她相信重新規劃的赤柱，一定能夠吸引更多的遊客到區內消費，這項投資便「物有所值」。

旅遊事務署發言人表示，民建聯的建議中，有一些內容是政府已考慮做的，而其他政府未有的建議，則會進一步研究。

民建聯所提出「本土經濟：赤柱發展建議」主要包括：在北帝廟毗鄰對外海面設防坡堤，並將其優化成海芯公園、興建碼頭及發展水路交通、興建新的中式旅遊區、優化水僊廟及設觀賞漁船、修葺赤柱市集設施及環境、美化海濱長廊及改善陸路交通等。

此外，現時的赤柱臨時街市人流少，商戶生意慘淡。有肉檔檔主及水果檔主欲增加出售其他食品，如飲品等，以增加收入，但礙於小販牌條例所限，檔主不能隨意轉做小販牌規定以外的生意。

蔡素玉表示，臨時街市距離居民住所較遠、附近沒有停車場，加上赤柱主要以遊客居多，故此造成街市生意差。她建議政府將臨時街市及附近的小型手球場改建為東南亞美食廣場及中式食肆，兩旁則為小型藝墟，及水上玩樂設施出租商的聚腳地，而街市及球場則可搬到附近的馬坑邨。

赤柱商會主席李謙表示，在淺水灣道轉入赤柱峽道一段，道路狹窄，經常出現大塞車，他指出，發展赤柱的當務之急是改善該地的交通情況，加建停車場。

此外，赤柱市集現時營業時間為早上八時半至晚上六時，為了增加生意額，市集商舖現正商討將營業時間逐步延長，先延長至晚上七時，試行六個月後，再討論是否進一步延長至晚上十時。

赤柱發展概念圖

赤柱廣場 美利樓 單車徑 BBQ燒烤場 觀景石階 卜公碼頭 小型藝墟 東南亞美食廣場 中式食肆 水上活動租務處 觀賞漁船 水僊古廟 釣魚區 海芯公園 赤柱灣

▲蔡素玉向記者介紹發展赤柱旅遊大計　（本報攝）

港通縮3.4%未有改善

【本報訊】本港通縮仍未有改善跡
政府統計處昨日公布的二〇〇二年七月份消
物價指數顯示，七月份的整體消費物價與一
前同期比較下跌百分之三點四，略大於二〇〇
二年六月份百分之三點三的跌幅。

綜合消費物價指數在二〇〇二年七月份
按年跌幅，較二〇〇二年六月份略大，主要
由於新鮮蔬菜和鮮果價格，以及外出用膳費
跌幅進一步擴大所致。

政府總部發言人指出，由於本地零售商
繼續對眾多商品提供價格折扣，以促進銷路，
體消費物價在二〇〇二年七月份持續偏軟。
外，外出用膳費用也進一步下降，而政府寬
差餉、水費及排污費繼續帶來下調作用。同
，儘管美元疲弱，但整體進口價格仍持續偏
。基本食品的供應價也下降。

細分指數中，甲類及乙類消費物價指數
二〇〇二年七月份，分別較一年前同期下降
分之四點一及百分之三點三，同樣較二〇〇
年六月份百分之三點九及百分之三點二的相
跌幅為大。而丙類消費物價指數在這兩個月
跌幅則由百分之二點八輕微收窄至百分之二
七。

政府較早前宣布的寬減差餉、水費及排
費的措施在二〇〇二年七月份持續帶來影響
這些因素令二〇〇二年七月份的綜合、甲類
乙類消費物價指數與一年前同期比較，分別
低約一點一、一點六及一點一個百分點。而
類消費物價指數調低的幅度則較小，為零點
個百分點。

各類消費項目中，電力、燃氣及水指數
二〇〇二年七月份錄得最大的按年跌幅。跌
較小的類別依次為住屋，食品（不包括外出
膳），耐用物品，雜項服務和外出用膳。

另一方面，在二〇〇二年七月份錄得最
按年升幅的類別有煙酒，升幅較小的類別依
為衣履和雜項物品。至於交通方面，價格在
合消費物價指數中與一年前比較下降百分之
點一，但在甲類消費物價指數中則維持不變

以今年首七個月合併計算，綜合消費物
指數較一年前同期平均下降百分之三。而甲
、乙類及丙類消費物價指數亦分別下降百分
三點三、百分之二點九及百分之二點七。

廣西攜五百



李兆焯介紹廣西情況
（本報攝）

【本報訊】記者李少文報道：廣西壯族自治區攜帶五百多個項目，本月二十九日將在香港舉行招商會。廣西壯族自治區主席李兆焯近日接見了由香港新聞工作者聯會組織的採訪團，向他們簡介了廣西現時的發展情況和各項優勢。

李兆焯表示，香港是國際性商業、金融、航運中心，自開放改革以來發揮了把外資引入內地的作用，廣西這次在香港舉行推介會，也是希望借助香港這角色。

西部省市唯一沿海區

李兆焯在介紹廣西的情況時表示，廣西是中國西部大開發十二個省區市中唯一的沿海省區，也是中國唯一集沿海、沿邊、沿江，三位於一體的少數民族自治區。

中央政府在九二年提出要充分發揮廣西在西南地區的獨特性。李兆焯表示，廣西得益於中央政府改革開放的政策，基礎設施的開發，也得到中央政府的支持。

李兆焯表示，廣西的農業、水電、礦產、旅遊的

市民對改善失業信心下降

【本報訊】一項對本港經濟信心的民意調查顯示，市民對失業情況改善、經濟前景信心、股市信心、樓市信心及港粵經濟關係的指數均下降，其中以失業情況改善及樓市信心下降最為嚴重，前者更下跌近兩成。

香港政策研究所本月進行的香港經濟信心民意調查顯示，在反映對香港經濟前景看法的指標中，失業情況改善和經濟前景信心分別較上月下降百分之十九點七和百分之九點七，其中前者指標明顯下降。而股市信心和樓市信心，亦分別下挫百分之六點四和百分之十三點二，同樣較上月有顯著變化。

此外，中國經濟前景信心雖然上升了百分之四點三，但中港的經濟關係則下降了百分之八點四。

至於顯示家庭經濟信心的三項指標中，重大消費的決定輕微上升了百分之三點八，但實際家庭經濟情況和維持生計，則分別下跌了百分之五點一及百分之八點三，三項指標與六月份比較均變化不大。

有關生活質素的指標，即生活質素滿意度上升百分之零點九，而生活質素變化下降了百分之四點八，兩項指標同樣變化不大。

首個浮標氣象站能測風切變

【本報訊】為進一步探測風向，便利航班升降，香港天文台聯同海事處於去年年底，在香港國際機場西域設置本港首個浮標氣象站。天文台高級科學主任楊敬基博士表示，浮標氣象站能預早十五至三十分鐘探測到風切變的形成，對航班升降有莫大幫助。

楊敬基解釋，飛機升降時離地只有百多呎，若飛機向下偏離就很可能發生意外，所以能預測風切變對飛行安全很重要（現時每七百班飛機就有一班會遇到風切變）。



天文台職員正在浮標氣象站上工作

曾蔭權：問責制為政制發展鋪路

【本報訊】政務司司長曾蔭權昨晚在澳洲表示，上月開始實行的主要官員問責制可為香港下一階段的政制發展鋪路。

曾蔭權在悉尼出席亞洲協會及香港澳洲商會合辦的晚宴上致辭時表示，新推行的「香港式部長制」，可令政府持更開放的態度及更快速回應市民的訴求和意見。

他說：「在香港政治發展的政制歷程上，這是重要一步。《基本法》已規定在一九九七年回歸至二〇〇七年的十年時間內，讓香港循序漸進發展我們的代議政制。

「二〇〇七年後，香港人將自行決定如何適向全民普選的最終目標。」

曾蔭權說無論結果如何，這套切合香港現況而發展出來的政府制度，必定要得到香港人支持，並符合香港在「一國兩制」原則下作為中華人民共和國特別行政區的地位。

曾蔭權說，香港所追求的，並不是隨便輕易採用的民主模式。香港需要的是一套切合本身需要及獨特地位的制度，情況就像本世紀初的澳洲一樣。

香港旅遊發展局昨日在澳洲舉辦一個名為「文化萬花筒」的推廣活動，以靈活輕鬆的手法，推介香港旅遊業。正在澳洲訪問的曾蔭權為活動主持了揭幕禮。

旅遊發展局總幹事臧明華在揭幕禮上表示，舉辦動感之都：就是香港！大型旅遊推廣項目以及「文化萬花筒」活動，是要讓遊客能夠在旅遊期間，更深入體驗香港的獨特魅力。

簡訊

中電年底檢討電費

●中華電力昨日發表「一份回顧二零零一及零二年度與環境有關的報告」，報告顯示中電在空氣質素管理、水質管理和能源效益都有改善。另外，中電表示會在今年年底檢討是否有需要調整電費。

反恐條例今刊憲

●特區政府今日將刊登憲報，公告「聯合國反恐怖主義措施條例」部分內容，並於明日生效。有關條例是跟隨聯合國去年九月通過的決議案，從多方面打擊國際恐怖活動而制訂的。政府強調香港需要履行國際責任，盡快實施條例中最迫切的部分內容。至於其他條文，政府表示待擬訂有關附屬法例並通過後，再另行公告施行日期。

網上快證受歡迎

●入境處推出的網上快證計劃大受歡迎，三月份以來共簽發了超過六萬七千張網上快證。

入境事務處於昨日公布，再有一間航空公司，即越南太平洋航空公司，參與網上快證計劃，並於今日起提供有關服務。

港紅會今赴湖南災區

●鑑於湖南省水災情告急，香港紅十字會將於今日（八月二十三日）派員往湖南省永州和郴州考察災情並分發米糧，連同在湖南省內衡陽、株州、張家界和湘西自治州等重災地區，香港紅十字會將派發約七百噸大米，預計可解決逾四萬六千人在未來一個月的缺糧威脅。



六合彩

六合彩獎券第74期，攪出號碼為1、3、8、25、43、46，特別號碼21

頭獎：無人中

二獎：無人中

三獎：63注中，派55,475元

多寶彩金：6,310,687元

1 3 8 25 43 46 ㉑

環保團體赴南非出席持續發展會

【本報訊】香港政府代表團和民間團體今天啟程前往南非約翰內斯堡舉行的可持續發展高峰會。環保團體長春社希望政府參加這次國際性的可持續會議後，訂定香港的二十一世紀的可持續發展議程。

長春社總監吳庭亮昨日在記者會上表示，香港作為亞洲大都會，在推行可持續發展方面卻落後於其他國家。他表示對政府這次派代表團出席高峰會抱很大期望。

項目來港招商

源十分豐富。

此外，廣西也是一個富有歷史傳統、多元文化融合的省市，在廣西，一個家庭更可以由數個民族組成。

總結中國入世後和中國與東盟自由貿易區正在商討之中的形勢，李兆焯表示，廣西要更多了解外部世界，也希望世界能多了解廣西。

在香港舉行的招商會，有五百個項目，廣西壯族自治區對外貿易經濟合作廳廳長任雙康表示，和幾年前相比，廣西的投資環境已經大為改善，而今次的招商項目均經過嚴格挑選，絕非濫竽充數。

招商項目精挑細選

任雙康表示，五百多個項目當中，他們對二百五十五個進行了詳細的風險和回報分析；單是項目的簡介便有三十八冊，詳細分析也有九冊。

廣西現時有七千多間外資公司，涵蓋了多方面的活動，包括：基建、交通、能源、工業、農業和旅遊等。自改革開放以來，廣西實質利用外資達一百億元，當中來源最大的是港澳台資本，但多數投資在第三產業上，例如房地產業和酒店業。

談到廣西對外商的優惠政策方面，任雙康表示，政策透明和穩定，不會隨意改變。在稅務優惠上，在廣西投資的外商所享有的所得稅減半優惠，將會到二〇一〇年止；而屬於鼓勵類生產項目的，所得稅前兩年全免，投資期較長的，則前五年全免。

在關稅方面，凡是外商進口自用設備，可以免除關稅和增值稅；土地政策方面，任雙康表示，地價可以在國家規定的價格，有下浮兩成至三成的空間。

任雙康表示，今年一月至七月份，外商投資上升了百分之十一點四。今年五月份他們向二千名外商發出了問卷，調查結果顯示，百分之八十七的外商認為廣西的投資環境有大幅改善。

大幅削減各項收費

由於廣西處於東部和西部之間，任雙康表示，廣西的投資環境有兩者之長，他們也在多方面作出了改善，例如擴大了投資領域，廣西的某些優勢資源項目如旅遊點改造和礦資源加工等，現時的優惠政策和鼓勵項目一樣。此外，根據內地入世的承諾，廣西亦已開放了服務業部分開放，例如容許中外合資的旅行社、外貿公司和物流企業等。

收費方面，任雙康表示，除法定收費外，廣西大幅削減了各項收費，而且更成立了「無費區」。解決商業糾紛的時間也大大縮短，外資企業的投訴可以在限定時間內得到解決。官員責任追究制，也會馬上出台。



任雙康介紹廣西對外商的優惠政策
（本報記者 麥潤田 攝）

投資環境大為改善

天氣

最高 32℃
最低 27℃

天氣炎熱，吹微風

	預測	最低	最高
澳門	天晴	26	32
廣州	天晴	26	34
北京	薄霧	22	31
天津	天晴	22	31
濟南	多雲	23	35
南京	多雲	26	35
上海	多雲	27	36
杭州	天晴	26	36
福州	多雲	26	36
海口	毛毛雨	25	33
台北	多雲	27	36
漢城	毛毛雨	21	26
東京	毛毛雨	21	28

	預測	最低	最高
馬尼拉	天晴	26	31
曼谷	毛毛雨	25	31
新加坡	雷暴	26	33
悉尼	驟雨	9	18
墨爾本	驟雨	8	13
洛杉磯	密雲	17	22
三藩市	多雲	12	21
紐約	多雲	21	30
溫哥華	天晴	13	20
多倫多	雷暴	18	27
倫敦	毛毛雨	13	23
巴黎	毛毛雨	14	23
法蘭克福	毛毛雨	13	22

中國西部主要城市天氣預測

	預測	最低	最高
重慶	天晴	23	32
成都	多雲	19	28
西安	天晴	20	34
昆明	多雲	14	21
拉薩	毛毛雨	10	21
貴陽	多雲	18	29

	預測	最低	最高
蘭州	天晴	18	32
西寧	多雲	11	25
烏魯木齊	天晴	18	27
銀川	多雲	18	32
呼和浩特	多雲	17	29
南寧	多雲	26	34

責任編輯：余楚明

局長見眞情 公僕講眞話

——王永平「與局長暢所欲言」座談會發言（摘要）



與局長暢所欲言
公務員事務局

發言公務員：
「肥上瘦下」我不服氣

公務員：早晨，局長，我不站立，因爲阻礙其他人看見你俊俏的樣貌。可以這樣說，暢所欲言其實是一件很痛苦的事情，我們身爲公務員，我覺得，在今時今日我們的情況來說是非常之苦惱。在我來說感到非常不服氣的有三件事情，可能是我個人的，整體公務員都可能有這種怨氣：

第一點，在溝通方面，我覺得公務員事務局就這次減薪對我們整體公務員來說是很不公平。第一件事情，你首先發布很多對我們公務員不利的消息，即使二〇〇三年減薪的情況，你們已預早發放這個情況，在這麼大的輿論壓力之下，我們公務員就好像要強被「扇」下來，這個是我第一個不願意看到的事情。

第二點，在九七年之前我們每位都是「英雄」，但在九七年之後，全部變了「狗熊」，這個原因亦都可能要歸咎於政府經常在輿論方面或發布一些消息，很多東西打擊了我們公務員的士氣。

第三件事就是政府高官每位都說共度時艱，每位都這樣說，我從未聽過一位高官說不共度時艱。但試問一下，

諮詢部門的意見之後，香港經濟變差了。這個時候坦白地說，我會有顧慮，這是否一個適當的時間去積極推行每星期工作五天？社會上如何看這件事？但是在現時，我認爲並不是一個適當的時間去推行。

我們現在的結論是由部門自己可安排。只要同事每星期做足工作的時數，部門本身可以考慮是否有同事可以在星期一至五工作多點，星期六做少一點而可以不上班，條件當然是如果他們是要開門辦公的話，他們要繼續開門辦公，市民的服務不受影響。我們已告訴部門，我們暫時只能這樣做。將來我們會否更加積極地去看每星期五天工作，我覺得我們可以去考慮。既然大家坦白地向我表達意見，我亦坦白向大家表達意見，我相信未來一年半載是較爲困難去推出這個政策。因爲我的確不能掌握在推出時，一般的社會輿論、市民大衆會否理解我們這個做法。

水務署員工：
被指「蛇王」感覺很醜

公務員：我是水務署的。我想說的是關於前線員工對公務員改革所產生的負面影響。無可否認，改革是這個世界和社會的大潮流，不進則退，若停滯的話，便會被人淘汰，但是很多時候前線員工所感受的，上層根本是無法理解。他們很多時候說，有很多不必要的無形壓力，因爲他們不是經常在部門內，而是外出面對 public。我早前也跟你說過，我們公務員的形象很多時候最大的來源就是最前線的 staff。我不知道政府是否理解，最第一身的人就是看到最前線的員工，他們在外出所做的事情，根本政府是無法知道他們想什麼，所以爲什麼剛才同事說有這麼多負面的影響。我想作爲任何一個公務員也不想，包括我在外出也不敢跟別人說自己是公務員，我只說我是的士司機或小巴司機，只是說說便算，爲什麼好像很「醜」呢？就是當你一說出來時，別人便說「你這班蛇王」。別人會有這樣不好的態度。

王永平局長：
不要怕說「我是公務員」

局長：很多謝這位同事的意見，其實我覺得水務署是一個值得我們同事參考一下的部門。水務署是在近年來其中一個改革的部門，員工有很多疑慮，曾有一個時期提及私有化的問題。我知道水務署這幾年來，透過部門和員工互相合作，每一年是節省了不少資源，亦有一個三年的計劃。所以既然水務署不斷地去做這樣的工作，我覺得政府沒有可能在這個情況下貿然去改動，結果出來的決定是，現在我們暫不做私有化，只會在兩年後再看一看。

我完全同意前線員工對我們公務員的整體形象是十分重要，很多時候市民接觸的是前線員工，他們覺得警察抄牌的態度不好時，可能已經有一個印象，就是對整個警隊都是不好。但其實現在的警察態度非常好，抄牌時，先說「不好意思」。現在有些時候也不是警察抄牌，而是由交

這些所謂局和署的重整，其實所影響的基本上是上層的公務員，特別是首長級的公務員。舉一個簡單的例子，譬如現在的制度，像教育署，很多事情到了教育署長手上，他看過後，接着是到教統局，教統局可能會由一個首席助理秘書長詳細看看，然後再由教統局長拍板。這可能在某個程度上已經是到了教育署長，他已經是 D7 了，再給一個 D2 看，然後再給一個 D8 看過後才拍板，這個流程實際上可能是不太理想。如果我們將來可以把這件事情合併在一起的時候，可能是由教育署長直接作出決定，或者是教統局局長作決定，或者當兩者合在一起時，便可以更加順利地做。

所以如果大家是中層的公務員，特別是基層的公務員，我相信你們完全是毋須擔心所謂局署合併對你們實質上有何影響，我可以說是絕對沒有影響。如果我沒有記錯的話，機電工程署應該是一個營運基金，營運基金其實跟其他部門相當不同，我亦覺得不應該受這個架構重整而有影響。有關這方面，如果有任何最新消息，我會告訴你，但是我很有信心，你毋須擔心架構重整，或者當這些高層改動時，應該是影響不了機電署。

機電署員工：
爲何不給律師費告政府

公務員：第一、謝謝王局長，第二、希望多位同事原諒我，我來自機電署，我姓楊。我曾經跟王局長戰場上交鋒，每一次都很有熱誠，我都相信王局長很有熱誠幫助公務員，因爲他是公務員之首。第一，我想問王局長一件事，我們公務員算不算是香港公民？我斗膽一點代王局長回答，應該一定是香港公民。對不對？既然是香港公民，就帶出一個問題，香港公民應否受到香港法律保護呢？這亦無可否認，應該受到法律保護。既然受到香港法律保護，就着香港《僱傭條例》，如單方面減薪便要提供遣散，政府爲着不想遣散，如王局長剛才提及，爲節省財政而立法，不讓公務員控告。

立法後，其實政府有否遺忘到一點，就是剝奪了我們這一班很勤力、很努力、很委屈地工作的公務員的公民權利，這違反了《國際人權公約》，亦違反了《國際勞工公約》。基於這一點，我希望局長回答，爲何要剝奪我們的公民權利？

第二點，基於政府現時剝奪了公務員的公民權利，自己獨車，若果我們給人控告，被警察控告，都是可以申請律師費。現時我要這樣受委屈，我們可否申請律師費控告香港政府呢?就是這兩個問題，很簡單。謝謝王局長。

王永平局長：
你沒有足夠理由這樣做

局長：這個問題，我相信我的答案一定會令這位同事不大滿意，我覺得大家要坦誠一點，絕對不是說你說什麼

沒有人告訴你知道命運如何，包括 Head of Trade Control Officer 四處查詢，始終亦沒有回應。二〇〇五和二〇〇六的紡織品配額已完結，大部分同事正在處理紡織品配額的調查方面。當預計有人手過剩時，爲何上一次不提出報名參加 Voluntary Retirement？這是我要提出的問題。

還有在今天經常強調 enhance productivity，其實大家平心靜氣，平常心是非常好，但是一個標準是在 management 和 front line 最前線 officer 的立場，如果你沒有一個公平、公正的基準，正如王局長在第一封信中的 fairness and equity，我今天仍記着。因爲我依然相信這個信念，所以我才會坐在這裡。但是貿易處所謂的管理階層根本是一塌糊塗。

局長，我想問的問題是，你現時對於海關內的貿易管制處面臨人手過剩的問題，因爲紡織品會逐步撤銷配額，以及海關關長一直沒有實際去表態有關合併，我想請問局長的意見。

王永平局長：
承諾不會強迫遣散員工

局長：好，謝謝你。我可以說我們會繼續這個承諾，不會強迫遣散公務員。但我希望有些時候，我們的部門同事要坦白地說出事實。有時我去到某些部門時，我亦坦白地跟同事說，可能在某個時間，你的工作可能減少了或不再需要。有些時候，我們不高興，但要去面對現實。我不知道在座有沒有譬如是中文繕寫員，隨着我們現在很多時候都是用電腦去打字時，這些工作是會減少，當減少的時候，可能我並不需要這麼多人手。

第二點我亦希望同事明白，我們的保證是沒有一名公務員被我們強迫遣散，但如果某些工作愈來愈少的時候，譬如我剛才說的中文繕寫員，我亦希望同事坦誠地去接受，或許我們要把他調派去另一個工作崗位或透過培訓，可能有些中文繕寫員正在處理文書的工作，這個完全不是他入職時的工作。但我認爲這是其中一個改革，我們要面對的是工作的性質已改變，工作是減少了和沒有工作，我們不願意，亦不會去遣散受影響的員工和同事。

懲教署員工：
監獄已沒有東西可再省

公務員：局長，你好，我是懲教署的一級懲教助理，姓劉。我有三點想向局長反映。第一樣事情是關於今天座談會的主題「暢所欲言」，我們眞的是很希望跟局長達至這個暢所欲言的目標，但這是否可以做得到呢？希望局長考慮一下，其實我們如果眞的是能做到暢所欲言的話，局長，你可以知道更多的民間疾苦。

第二樣事情是關於公務員方面的部門資源的支配問題有新政策，舉一個例子，EPP（資源增值計劃）。我亦以第二個例子來舉例，我在一九七四年新入職的時候，不幸

收同樣工作，由二百二十萬年薪加至二百七十萬，你讓我做，我都會做。是嗎？這個我不是作個人的抨擊，如果真是這樣偉大爲我們香港的，爲何我們不可在這個時間照樣支取這個薪酬，都可以。我爲香港，我真誠爲香港，你可以大家都支取這個薪酬，做回這個工作。「肥上瘦下」怎能令到我們公務員服氣呢。如果你說大家要減薪，我們公務員個個都贊成減薪，沒有問題。但你不可以立法減我們的薪酬，公務事務局都知道，政府都知道這個是不合法的事情，但你做了，強硬去做，我們內心會否服氣嗎？我相信整體公務員都可以說不服香港政府這一個行徑。

王永平局長：

讓減薪痛苦劃上句號

局長：謝謝這位同事，其實我亦很歡迎大家真真正正說出心中說話，在立法減薪這個問題上，我確實知道有很多同事很不開心。實際上，我亦相當不開心，這件事成爲政府跟不少公務員心中的一條刺，這個我是明白，我是理解。無論怎樣，我都覺得這階段已過了，我就希望大家在這裡或者將它措上句號，我們可以在未來更加好好的大家坦誠溝通合作。我們的確有一個期望，就是二〇〇三年的薪酬調整，我很坦白和大家說，我們政府現時沒有立場，沒有政策，沒有一個決定，完全沒有，這個不只是出自我口中亦是出自行政長官，他上月向工會說出來的，但是我並不表示我們不察覺這個可能是一個問題。因爲如果你說跟從我們現時這個機制的話，我們是做一個薪酬趨勢調查，出來的結果，可能是正數，可能是負數，完全不能夠排除有負數的可能。配合其他因素，譬如經濟、財政，這又如何呢？所以就是說，這個的的確確是我們要正視的一個問題，我們現時沒有一個答案，我們沒有一個決定，所以我很希望在這件事上和公務員的團體，特別是中央評議會討論，最終如何呢？我覺得，最終是我們希望可以找到一個方法，不單止是公務員團體、整體公務員可以接受，我們政府認爲合理，立法會接納，而整體的市民亦都認爲是公道。

發言公務員：

你講過每周上班五天

公務員：局長，我很開心見到你，爲什麼？我事實上亦曾見過你，並不是工會的形式，而是我回家時，大約七時至八時看見你拿着飯盒回家，你很辛苦，我亦知道。但同一時間，我又在空氣中聽到你的聲音，在去年一月時，你很大聲地說公務員將會推出五天工作。這個制度整個世界已實行，我們偉大的祖國已實行這制度，我亦經常回大陸和周遊列國。我們爲何又沒有再聽到繼續五天工作，現在又減薪，同事亦向我反映說車費昂貴，有些真的是從屯門出來，數十元一天，星期六上班三小時，希望局長考慮這一點。

還有你們平日經常叮囑我們多進修，我們有去進修，但進修回來後，即在學校讀完書回來後是否即時上班？我們需要有時間去消化，對嗎？即是學了新的知識和技能，我們都要時間去消化。但我發覺在 office 內並沒有時間讓我們這樣做，但是當你做的時候，老闆們都不會理會你，知道你曾學習，便吩咐你要教其他人去做，即是我希望你亦留意這一個 point。

希望你考慮有關五天工作的事宜，最少可以節省星期六的燈油火蠟。

王永平局長：

各部門可以彈性執行

局長：我覺得這個座談會真是很好，每一位都坦白地說出自己的話。有關一星期五天工作，實際上當我上任不久，我的確是有意思去推行，很可惜，當我們說出後，亦通督導員抄牌。所以前線的員工的表現是很重要。

我不時都看佛教的書籍，也懂唸《心經》，當然，這不是一個宗教的座談會，但是我希望大家也可以平常心去看一件事情。我當公務員接近三十年，我也希望大家，不怕說「我是公務員」。爲什麼怕說我是公務員呢？我很多時候乘搭的士，有些司機很多時候跟我傾談，亦理解公務員的工作和優點。但是有些的士司機也有很多牢騷。但實際上，我經常覺得我們整體公務員無論是在社會上或市民心中，形象絕對不是像某些傳媒的負面報道般去渲染。我沒有車，很多時候四處逛，當四處逛時，有很多人認得我，我不覺得他們是以一個不友善的眼光看我，反而很多時候是十分友善地跟我點頭打招呼，有時候說「你們公務員也做得頗辛苦」。我希望大家對自己有一些信心，不要讓某些負面的報道使我們覺得真的是當公務員好像是不大好。我覺得公務員是一個良好的行業，我希望我們大家也可以堂堂正正大聲地說「我是一個公務員。」這絕對是沒有問題。

機電署員工：

「局署合併」影響很大

公務員：我是機電署的，我姓黃，在政府內也工作了二十一年了，大家可能看到我的樣子或者像年輕一些，因爲這可能是我比較年輕加入政府，我希望可以代表我的同事說出他們想說的話。其實在《華員報》內曾經有幾期談過局署合併的事情。在政府內有很多個局，局是制訂政策，署則是去執行所制訂的政策，就現在來說，我們機電署應該是 under 工務局的。如果局署合併的話，將來對同事會有什麼影響呢？亦是影響很多個政府部門，房屋局屬下是房屋署，衛生局之下是衛生署，我們工務局之下的則更多，有機電署、建築署和路政署，其實是影響了很多同事。

王永平局長：

合併不影響基層員工

局長：我可以向大家保證，大家可以放心，我們說到我就要完全首肯，那就的確失去了「暢所欲言」的目的。

公務員是否公民呢？當然是公民，但是否這樣，於是公務員就受到《僱傭條例》保障呢？不是，公務員的僱用條件是不受《僱傭條例》保障。如果大家不明白這點的話，最低限度今天大家開始明白，基於我們的合約，你入職時應該很清楚，就是我們不受《僱傭條例》保障，這並不表示我們向公務員提供的待遇、提供的服務條件比《僱傭條例》保障爲差。如果大家平心靜氣計算，將《僱傭條例》和公務員事務局的規例比較，一定得出印象，我們一般來說是比《僱傭條例》的最低保障爲佳。

如果公務員認爲政府某一些政策、某一些措施違反了法律，無論是合約，無論是基本法或其他時，公務員當然可以去尋求法律的裁決，甚至即使不是某些法律，亦可以尋求一個所謂司法覆核，這方面其實我不知道大家是否知道，公務員控告政府完全不是新聞，我們現時都不知道有多少公務員是因我們一些決定，譬如將一名公務員革職、紀律處分等等，他們覺得不公道，於是便告上法庭，有時政府贏，有時政府輸。無論如何，我們尊重香港的司法制度。

公務員：你仍未回答到我的問題。我們公務員可否向公務員事務局申請律師費控告政府，不是法援。法援是另一回事，法援任何公民都可以。

局長：我覺得你似乎沒有什麼足夠理由要這樣做。當然，如果你很強烈認爲你很有理由這樣做的話，或者你稍後再詳細給我解釋。我很坦白跟你說，你現時這樣提出問題，沒有一個理據，我的答案一定說我不會。

關貿處員工：

面臨配額撤銷人手過剩

公務員：我姓黃，在香港海關貿易管制處工作。有件事情我想提出，亦希望局長認真地看一看，早前明報刊載「中國入世，逐步撤紡織品配額，海關工貿處七百職位面臨過剩。」很恐怖，貿易管制處高層完全沒有任何諮詢，碰上了世界能源危機，我入職時見到每個政府部門的電掣上也有一個「節約能源」。當時政府有一個指令使各部門去節約，但是在監獄署，即是現在的懲教署，在四、五萬呎的院所內，一個二十五瓦特的燈泡是 for 兩個犯人享用，不超過六部空調，我們唯一最浪費資源的就是圍牆的射燈。與此同時，有其他部門向政府反映，它能夠在一個市內節省百分之三十的電費，使我覺得我們的監獄署已沒有東西可再節省，我們交不到應有的水平給政府。從 EPP 看出來，有一些部門的人手真的是相當短缺，我希望局長真的是多些留意，如果有些部門本身真的是已在資源方面節省的話，倒過來應多給他們一點資源運用。

王永平局長：

對負面批評將積極回應

局長：很多謝這位同事的意見。首先，我是完全接納公務員事務局，特別是公務員事務局局長，如果是面對一些對我們公務員不公的批評時，應挺身而出，我覺得這是正確的，而且責無旁貸。但是我也想說，你舉出這兩個例子，第一個例子是自由黨的調查是以偏蓋全，實際上，我是有回應，不單只是公開回應，我記得在立法會的有關事務委員會內也說了出來。當然，在回應時，可能是負面新聞的報道是大一點，而回應的新聞報道則小一點。

我常常說，如果是個別公務員做錯了，我們是沒有責任去徇私，也不應該去維護他，甚至在某程度上，應該透過我們的紀律處分來處分他，不能讓一小撮不稱職，甚至是犯了規的公務員影響我們的形象。我很多時候在報章上看到，因爲有這些事情是被大幅度地渲染，我也覺得很難過和可惜，但是很多時候，這樣的事情是無法避免。但如果是一些不公平或片面的意見，我們認爲是影響了公務員的時候，將來必定會更加小心和積極地去回應。



與局長
暢所欲言

公務員事務局舉辦「與局長暢所欲言」座談會，昨日在北角政府合署舉行，與會者認爲有助與司長溝通

責任編輯：葉中敏

日本產品對亞洲出口猛增

對美國去銷汽車亦多　七月貿盈總額增八成

【本報訊】據法新社東京二十二日消息：日本財務省周四宣布，七月份日本貿易盈餘連續第五個月猛增，主要是因爲亞洲需求強勁和對美國的汽車出口勁升。

七月份貿易盈餘比去年同期暴升百分之八十點三，達到七千五百二十億日圓（六十三億美元）。出口增長百分之八點九，達到四萬三千九百五十一億日圓，進口微升百分之〇點六，達到三萬六千四百三十一億日圓。

亞洲市場尤其是經濟快速增長的中國和韓國市場需求增加，刺激了日本的出口。

日本對亞洲國家貿易盈餘狂升百分之三百點二，達到四千二百零七億日圓。對亞洲出口猛增百分之十九，達到一萬九千二百九十五億日圓，進口則僅微升百分之〇點四，達到一萬五千二百六十九億日圓。

日本出口到亞洲的電子部件例如半導體，均有上升。日本聯合金融集團研究所一名分析家說：「這種趨勢可能還會繼續。目前的高增長時期可能會持續至今年整年。」

大和研究所一名高級經濟分析員說，美國資訊科技投資復甦的苗頭，觸發亞洲對日本電子部件的新需求。他說：「這些地區製造的完成品，最終銷往美國。美國資訊科技投資已開始有復甦跡象。這便會刺激亞洲對電子部件的需求。」

但是，日本對美國貿易盈餘下降百分之一點六，跌至六千零八十八億日圓。對美國出口下跌百分之一，降至一萬二千四百七十六億日圓；進口亦下跌百分之〇點五，降至六千三百八十七億日圓。

巴克萊資本公司一位經濟分析員說，日本出口帶動的復甦將會繼續下去，儘管仍擔心美國增長乏力。他說：「即使美國經濟停滯，我們也依然預期本財政年度貿易盈餘會因爲對亞洲出口強勁而繼續擴展。」

日本雖然對歐洲和美國的貿易盈餘均下跌，但是日本對美國的汽車出口上升百分之十點六，對歐洲出口則上升百分之二十三點五。

經濟學家們說，日本出口主導的復甦到今年年底可能會失去勢頭。一位經濟分析員說：「如果這期間國內最後需求不見復甦，日本經濟可能會經歷另一次調整。」

亞太地區經濟形勢看好

新華社記者　孫笑天

今年上半年，在美國經濟復甦和內需增長的帶動下，亞太地區經濟基本擺脫了低迷狀態，進入全面的回升階段。但近期美國經濟復蘇勢頭明顯減弱，可能使亞太地區經濟面臨新的困難。

年初，美國經濟出現一定程度好轉後，亞太地區對美出口增加，從而推動了亞太區經濟增長。同時，國內需求的增長也有利於該地區各國經濟復甦。

亞洲開發銀行預計，今年東亞地區（日本除外）國內生產總值增長率可達百分之五點二。韓國政府正在追加預算並提前執行基建計劃，同時通過降低利率和消費稅率刺激內需，預期全年可實現百分之六以上的增長速度。東南亞經濟雖然短期內還無法恢復到過去的水平，但預計今年總體增長將達到百分之三點四。新加坡經濟去年下滑了百分之二，但從今年三月份起，該國出口開始恢復性增長。馬來西亞經濟去年幾乎陷入衰退，年初以來政府繼續執行積極的財政政策並實施減稅，以拉動內需；同時注意開拓海外市場，官方預測今年經濟增長率可望達到百分之四點五。

泰國政府採取了積極的刺激增長措施，目前國內消費者和商業信心指數已經回升，民間投資增加，外資也開始大量流入，金融體系整體穩定，官方預計今年的經濟增長率至少達到百分之三。在利率下降的刺激下，年初以來印尼內需較旺，同時政府調整了出口戰略，力圖增加對亞洲、特別是對中國的出口，以擺脫對美國的過分依賴。印尼央行預測今年經濟增長率將在百分之三點五至百分之四之間。菲律賓經濟去年增長率達到百分之三點四，年初以來經濟形勢繼續好轉，預計全年增長百分之四點一的目標能夠實現。柬埔寨、老撾、緬甸和越南經濟狀況預計也將會繼續改善。越南經濟受外部影響較小，去年經濟增長百分之六點八，今年的形勢仍比較樂觀。

南亞地區各國經濟增長預計將會進一步加快，全年預計將達到百分之五點四。印度上一財年經濟增長率僅爲百分之四。重要原因之一是國內政局不穩，影響了改革進程。但由於全球經濟加快，加上印度經濟結構調整的步伐也在加快，本財年印度的經濟增長率可達百分之六斯坦政府去年開始實施的改革措施已經濟的下滑趨勢，並由於支持美反恐戰爭額資金援助和債務延緩償還，爲經濟發利條件。孟加拉國經濟預計將會繼續保，而尼泊爾的經濟增速將會略有下降。

儘管亞太地區體形勢看好，但尋系列不確定因素。危機遺留下來的擲門的龐大債務嚴重國家政府刺激內需次，地區經濟出口短期內無法發生根本轉變，受外部影響是最近美國由於企業出現一連串財務醜聞，經濟復蘇勢頭明顯減弱。如果美國入衰退，亞太地區經濟將會受到拖累。走勢已成爲亞太地區經濟發展最大的不日本有可能採取讓日圓貶值的方式來推。如果這樣，將給亞太地區經濟帶來不


PHILIPPINE STOCK EXCHANGE

馬尼拉股市走軟

菲律賓馬尼拉股市本周四跌破一千一百點關口，收市報一〇九八點五〇。圖爲馬尼拉股票交易大堂蓆前顯示當日市勢走軟情況　（美聯社）

全美航減一成三航班

未來裁員五百　致力重組瀕臨破產

【本報訊】據法新社華盛頓二十二日消息：《華盛頓郵報》星期四報道，陷入困境的全美航空公司（US Airways）計劃削減百分之十三的航班和數目不明的職位，作爲其破產重組的一部分。

該報透露，這家總部設在弗吉尼亞州阿林頓的航空公司，將取消其每日一千五百五十班出發班機中的二百班，其中一百三十班將於九月份取消，其餘將於年底前取消。此外，其機隊將從三百一十一架，減少至二百八十架。

全美航空於八月十一日成爲自「九一一」恐怖襲擊以來美國第一家根據破產保護法第十一章申請破產保護的美國大航空公司。此後，該航空公司運載量下降百分之二十五。

全美航空公司機師星期五被告知，他們之中將有二百五十人在十一月份失去職位，明年初將有另二百五十人被裁。

自「九一一」以來，已有超過一千人失去

臨時法。五億和美約爲億五

持快速增長，而獲得了巨大，過制住了經點三。巴甚亞行預測，出現復甦，

容國經濟總展也面臨一自先金融仮和公共部前弱了一些的能力。其導向型結構較大，特別個股市動經濟再次跌此外，日圓確定因素動經濟復甦，利影響。

道指九十點關口爭持

本周四上午，紐約股市持續造好，反映大藍籌股走勢的道瓊斯工業指數突破九千點大關，是自七月十日以來首見。

道指上午高報九〇一一點九六，上升五十四點七三，升幅爲百分之〇點六一。其他兩大股指表現不一。反映科技股走勢的納斯達克指數於周四突破一千四百點大關之後稍見回順，周四上午跌一點四〇，報一四〇七點八五。周三的高位是自七月八日以來首見。代表較廣泛的標普五百種股指數周四上午悄升三點二一，報九五二點五七。

證券界人士指出，投資者情緒已見回穩，主要是美股經歷六、七月份的大幅走低之後，八月份首兩周已見回揚。

微軟上升五十九仙，報五十二點八七美元。所羅門美邦對微軟股份的評語，從原來的中性提高至「跑贏大市」。



美股最新行情
（紐約八月二十二日周四上午）

美股走勢

香港時間周五凌晨零時，道指報八九九五點四五，升三十八點二二，納指報一四一五點一〇，升五點九一。

本周三，美國三藩市聯邦儲備銀行行長羅伯特・帕里說，美聯儲局上周決定採取寬鬆貨幣政策的立場，在很大程度上是考慮到股票市場今年夏季遭受重挫。費城聯邦儲備銀行行長安東尼・桑托梅羅則對美國經濟前景表示謹慎樂觀。此外，美國在線—時代華納公司以九十億美元，買下美國電話電報公司（AT&T）在時代華納娛樂公司的股份，也刺激了市場買氣。

微軟、英特爾、思科等科技類股份大多上揚，帶動納斯達克指數上漲百分之二以上，時隔六周後再次返回一千四百點，納指周三上升三十二點六六，收市報一四〇九點二五；道指漲八十五點一六，收市報八九五七點二三；標普五百種股指數上揚十一點九三，收市報九四九點三六。成交量十三億四千萬股。

（紐約八月二十一日周三）

班　務

職位。

全美航空公司主席兼行政總裁戴維・西格爾星期三對員工說：「需要作出一些困難、必要的決定，這將有助於我們公司恢復盈利。」

全美航空於八月十二日獲得一個破產法庭允許借款七千五百萬美元，維持運作的官同意給予這項可維持至九月二十六日的資助，屆時他將審查該航空公司旨在借款美元的計劃。

全美航空已獲得瑞士信貸第一波士頓銀行國銀行集團承諾給予上述貸款。

在破產保護申請中，全美航空申報的資產七十八億一千萬美元，綜合負債一百零六千萬美元。

韓國企業投資及出口旺

【本報訊】據法新社漢城二十二日消息：韓國銀行周四宣布，韓國經濟在四至六月一季，較去年同期增長百分之六點三，原因是企業投資及出口回升，抵銷了建造業投資及私人消費的跌幅。

第二季國內生產總值升幅符合市場預期，但較央行上月時所作的預測，低百分之〇點二。

韓國銀行經濟統計局局長趙成穮說，經濟復甦拜生產及消費平衡增長所賜。他說：「下半年經濟的升幅預計和上半年一樣。即使處於最壞的境況，今年經濟增幅也不會少於百分之六。」

他又說，雖然有人擔心韓圜高企、美國經濟復甦程度疲弱，但出口量尚算穩增。

各企業預期會在下半年增加投資，爲經濟大舉復甦鋪路，復甦範圍預料包括消費、出口及投資。他說，由於出口強勁回升，投資預料將在下半年反彈。

韓國經濟今年一至三月的一季較去年同期增長百分之五點八之後，今年上半年（一至六月）較去年同期增長百分之六點一。

周四亞太地區股市一覽表

地區	收市指數	升跌	百分比
東京	9,814.02	+171.41	+1.77%
悉尼	3,143.00	+29.20	+0.9%
惠靈頓	2,056.00	+18.49	+0.9%
新加坡	1,542.02	+8.55	+0.6%
曼谷	368.32	-3.90	-1.1%
吉隆坡	730.01	-0.78	-0.1%
漢城	745.75	+0.63	+0.8%
雅加達	454.34	-2.87	-0.6%
馬尼拉	1,098.50	-6.23	-0.6%

美股轉好推高美元 德經濟弱不利歐元

【本報訊】據法新社倫敦二十二日消息：繼美國股市重現升勢以及數據顯示第二季德國經濟增長依然乏力之後，美元兌歐元和日圓星期四攀升。

周四上午倫敦匯市，歐元跌至〇點九七七一美元，低於周三紐約尾市的〇點九七八三美元。美元兌日圓亦上升至一一九點〇八日圓，高於周三的一一八點五三水平。

美元是在美股周三溫和上升之後攀高的，星期三道瓊斯工業三十股指數上升百分之一，納斯達克指數上升百分之二點四。

美國股票投資者受到賓夕法尼亞州聯邦儲備銀行行長桑托梅羅的講話的鼓舞，他說他對美國經濟前景持「謹慎樂觀」態度。

新數據顯示歐元區最大經濟實體德國在六月份結束的三個月中季度增長僅爲百分之〇點三，與首季相同，這亦使投資者多了一層考慮。

德國四月份至六月份季度的國內生產總值與去年同期相比，增長百分之〇點五，一月份至三月份首季則收縮百分之一點二。但是，分析家說，上述數據對匯市沒有什麼影響。一位分析家說：「它表明德國增長是停滯的，但這對有些人來說已不是新聞。」



財經簡訊

加國零售銷售增幅高

■加拿大統計部星期四公布，加國零售營業額六月較五月上升百分之一點八，高於分析員預期的百分之〇點五，和四至五月份的經修整跌幅百分之一點一。預計全年增幅甚微。

統計部表示，雖然零售營業額在六月有增長，但其實它自一月以前連升四個月以後，至今升幅甚微。〇二年第二季零售營業額僅較首季微升百分之〇點八。

英勞斯萊斯盈利急挫

■英國航天集團勞斯萊斯星期四宣布中期盈利急挫，航空業不景，各航空公司引擎訂單滑跌，遠遠抵銷了集團國防業務的強勁表現。

集團宣布今年上半年除稅前盈利跌百分之七十六，僅得三千三百萬英鎊（五千萬美元）。撇除一次性項目和商譽攤銷的除稅前盈利，跌百分之四十五，報一億零四百萬英鎊，比分析家預期略高。

半年營業額跌百分之九，報二十七億六千萬英鎊。

今年以來，勞斯萊斯的三萬九千員工被裁去三千二百人，公司計劃每年節省成本二億五千萬英鎊。

訪澳洲遊客首七月減

■全球經濟不景，加上民眾對「九一一」事件猶有餘悸，繼續損害澳洲旅遊業，七月份到澳洲的外國遊客數字，較去年同期減少三萬七千五百人，報四十萬九千四百人，跌幅百分之八點四。遊客來源地之中，以新西蘭跌幅最大，達百分之二十五點五，英國遊客下跌百分之十七點五，美國遊客下跌百分之八點四，日本遊客就微跌百分之二點四。

今年頭七個月赴澳遊客總人數下跌接近十四萬人，跌幅爲百分之四點九，估計令澳洲損失十億澳元收益。



世經漫畫

美減息可能性減弱

林　平

七月份，美股急挫，及美國經濟增長出現放緩跡象，導致市場人士於八月初紛紛揣測，美國聯儲局會以減息手段，來刺激經濟及穩定股市。儘管聯儲局於八月十三日的例會上依然決定維持利率不變，但卻表示美國經濟確是存在轉弱勢頭，這一評論更令人相信美國利率九月份有調降可能。

然而，從三位聯儲局成員近日的評論來看，九月二十四日聯儲局公開市場委員會舉行議息會議之時，極大可能會不減息。

賓夕凡尼亞聯邦銀行行長桑托梅羅周二發表講話時表示，美國現行的貨幣政策對支援復甦過程已是適當了。桑托梅羅是聯儲局公開市場委員會成員之一。

另一方面，芝加哥聯邦銀行行長莫斯科認爲聯儲局不能、亦不應該採取的繼續一次的震盪。本周四，三藩市聯邦銀行行長帕里亦認爲，美國目前的貨幣政策已是具足夠的刺激措施，而不需要聯儲局作額外的措施。而且，他相信，目前已有足夠的力量推動美國經濟增長。

從三位聯邦銀行主管的講話，已充分顯示聯儲局容忍美國經濟目前的紛紛而漸進式的溫和增長速度，特別是美股已從六、七月急挫勢頭重振，消費者信心會有[illegible]經濟發展。在三位聯儲局主管發表意見後，市場預期九月份聯邦基金利率從目前一厘七五再調減四分一厘的看法，已從先前的百分之五十可能，減弱至只有百分之三十二可能。

大馬旅遊業興盛
去年成第二大創匯產業

【本報訊】據新華社吉隆坡二十二日消息：在世界一些國家的旅遊業因「九一一」事件而受到重創時，馬來西亞的旅遊業卻異常興旺，來自阿拉伯國家的遊客成爲其主要客源。

據馬來西亞政府的統計數字顯示，馬來西亞二〇〇一年接待外國遊客二千二百八十萬人次，比前年增長百分之二十五，創歷史新高。其中，來自阿拉伯國家的遊客增長百分之一百一十五，達到十一萬五千人次。預計今年將突破二十萬人次。馬來西亞二〇〇一年的入境遊總收入爲六十三億美元，比上一年增長百分之三十九。雖然新加坡遊客的消費佔了近一半，但阿拉伯遊客的人均消費是最高的。旅遊業已成爲繼製造業之後該國第二大創匯產業。

國際最新匯市股市金市行情

以下行情由新鴻基資料研究有限公司提供

倫敦港股

	倫敦收市	香港收市		倫敦收市	香港收市		倫敦收市	香港收市		倫敦收市	香港收市
長江實業	58.750	58.250	和記黃埔	56.000	55.500	香格里拉	5.080	5.000	利豐	9.200	9.250
中電	31.675	31.600	希慎興業	6.975	7.150	信和置業	2.625	2.675	中國聯通	5.935	5.900
中華煤氣	10.250	10.250	新鴻基	54.850	55.000	恒隆地產	8.125	8.150	中海油	11.000	10.800
九龍倉	16.925	16.950	新世界發展	5.275	5.350	第一太平	1.180	1.180	中國移動	23.000	22.850
匯豐	91.000	91.000	太古A	36.875	36.800	德昌電機	8.475	8.500	聯想集團	3.125	3.175
港燈	30.550	30.600	會德豐	5.725	5.700	中信泰富	17.550	17.550	長江基建	13.725	13.750
電訊盈科	——	1.52	東亞銀行	14.850	14.850	華潤創業	8.625	8.700			
恒隆	7.125	7.150	鷹君集團	6.950	6.950	國泰航空	12.225	12.200			
恒生銀行	88.750	88.750	合和實業	5.300	5.450	數碼通	8.350	8.350			
恒基兆業	27.450	27.400	地鐵	10.000	10.200	上海實業	12.750	12.900			

8月23日凌晨二時

金市

	收市	升跌
倫敦黃金	305.500	-2.200
紐約期貨	306.900	-2.400

股市

	收市	升降
紐約 道瓊斯工業指數	9023.26	+66.03
倫敦 金融時報指數	4411.60	+46.80
德國 DAX指數	3901.37	+33.20
恒生倫敦 參考指數	10443.70	+19.70
悉尼 普通股指數	3143.00	+29.20
東京 日經平均指數	9814.02	+171.41
新加坡 海峽時報指數	1542.02	+8.55

匯市

	香港	紐約
澳洲元	0.5425	0.5423
加拿大元	1.5585	1.5532
歐元	0.9771	0.9735
瑞士法郎	1.5040	1.5115
英鎊	1.5292	1.5250
日圓	119.14	119.65
新西蘭元	0.4654	0.4644
港元	7.7996	7.7996

註：除英鎊歐元和澳洲元之外，均以美元計



責任編輯：陳滿蓮



Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
Semi-annual Report 2002 (Summary)

Important Note: The Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) individually and collectively accepts responsibility for the correctness, accuracy and completeness of the contents of this report and confirms that there are no material omissions nor errors which would render any statement misleading.

Purpose of the summary of semi-annual report is to provide the public with brief introduction of the Company in the first half year 2002. In the meantime, the full text of this report is published on the Internet website http://www.sse.com.cn. Investors are suggested to carefully read the full text of the report upon significant decision-making.

The semi-annual financial report of the Company has not been audited.

Due to working, Director Kang Huijun and Director Huang Xixiong were absent from the Board meeting, and entrusted respectively in written Director Zhu Guoxing and Director Yao Xilang to attend and vote on behalf of them.

I. COMPANY PROFILE

(I) Stock Exchange Listed with: Shanghai Stock Exchange
Short Form of the Stock and Stock Code: A-share Lujiazui 600663
B-share Lujiazui B share 900932

(II) Secretary of the Board of Directors: Zhang Rifa
Liaison Address: No. 981, Pudong Avenue, Shanghai, and PRC
Tel: (86) 21-58878888
Fax: (86) 21-58764039
E-mail: zhangrifa@163.com

II. MAJOR FINANCIAL DATA AND INDEXES

(I) Major financial indexes

	Jan.-Jun. 2002	Jan.-Jun. 2001
Net profit (RMB)	73,139,051.88	67,927,144.16
Net profit after deducting non-recurring gains and losses (RMB)	72,696,036.48	58,922,808.16
Return on equity (fully diluted) (%)	1.63	1.55
Weighted average return on equity after deducting non-recurring gains and losses (%)	1.63	1.36
Earnings per share (RMB/share)	0.039	0.036
Net cash flows per share arising from operating activities (RMB/share)	0.36	-0.10

	Jun. 30, 2002	Dec. 31, 2001 After adjustment	Dec. 31, 2001 Before adjustment
Shareholders' equity (excluding minority interests) (RMB)	4,493,132,926.74	4,419,993,874.87	4,470,646,123.33
Net assets per share (RMB/share)	2.41	2.37	2.37
Net assets per share after adjustment (RMB/share)	2.38	2.27	2.27

Items of non-operating gains and losses and the relevant amount: (Unit: RMB)

Net income and expenditure of non-operating:	455,277.05
Amortization of difference arising from equity investment:	56,029.90
Impact on deducting income tax:	-68,291.56
Total	443,015.39

III. CHANGE IN SHARE CAPITAL AND PARTICULARS ABOUT SHARES HELD BY MAIN SHAREHOLDERS

(I) Change in share capital
In the report period, the Company's structure of share capital remained unchanged.

(II) Particulars about shares held by shareholders of the Company
1. Ended by the report period, the Company has totally 184,296 shareholders (including 64,043 shareholders of B-share)
2. Particulars about shares held by main shareholders

No.	Shareholder's name	Number of shares at hold at the year-end (share)	Proportion in total shares (%)	Type
1	STATE-OWNED SHARES	1,121,120,000	60.03%	State-owned shares
2	SHANGHAI INTERNATIONAL TRUST & INVESTMENT CORPORATION	58,800,000	3.15%	Juristic person's shares
3	CORE PACIFIC-YAMAICHI INTERNATIONAL (H.K.) LTD.	9,678,364	0.52%	Circulation share
4	TOYO SECURITIES ASIA LTD. A/C CLIENT	9,215,007	0.49%	Circulation share
5	SHANGHAI LUJIAZUI (GROUP) CO., LTD.	8,820,000	0.47%	Juristic person's shares
6	SHENYIN WANGUO SECURITIES CO., LTD.	8,820,000	0.47%	Juristic person's shares
7	NAITO SECURITIES CO., LTD.	7,948,107	0.42%	Circulation share
8	THE NOMURA SECURITIES CO., LTD	5,724,439	0.31%	Circulation share
9	WANG SHANG KEE &/OR CHIN WAN LAN	4,090,591	0.22%	Circulation share
10	HONGKONG SUCCESS LTD	2,713,886	0.15%	Circulation share

Note: There exists no associated relationship among the above juristic person shareholders. The Company's holding shareholder, Shanghai Lujiazui (Group) Co., Ltd. is a entity entrusted by the State to hold the Company's state shares and shares held by it were not pledged or frozen in the report period. The Company is not aware whether the shares held by the other shareholders of circulation share are pledged or frozen. The Company is not aware their relationship.

3. About the holding shareholder
In the report period, the holding shareholder of the Company remained unchanged.

IV. DIRECTORS, SUPERVISORS AND SENIOR EXECUTIVES

(I) During the report period, the shares of the Company held by directors, supervisors and senior executives remained unchanged.

(II) Particulars about engagement and dismissal of directors, supervisors and senior executives in the report period
During the report period, Sun Jiaxiang, Wei Zongsi, Xu Shunxiang and Jiang Ping were engaged as deputy general manager of the Company respectively in the 3rd meeting of the 3rd Board of Directors held on June 12, 2002.
During the report period, original supervisor of the Company Pu Jinxing no longer took the position of supervisor because he is a civil servant, who is not qualified the office qualifications of listed company.
Ms. Zhang Leping was nominated as supervisor candidate of the Company in the 3rd meeting of the 3rd Supervisory Committee. As approved in 2001 Shareholders' General Meeting, she was elected as supervisor of the 3rd Supervisory Committee.

V. EXECUTIVE STATEMENTS

(I) Operating Results and Financial Status

Unit: RMB

Item	Jan. to Jun. 2002	Jan. to Jun. 2001	Actions	Change ratio (%)

Securities Co., Ltd. to Shenzhen International Trust & Investment Company at the price of RMB 236,880,000 (in words: TWO HUNDRED AND THIRTY-EIGHT MILLION EIGHT HUNDRED AND EIGHTY THOUSAND only). Both parties agreed that the transfer fee would be paid by installment, including the first payment amounting to RMB 120 million and the balance to be paid within five days after the contract was signed.

The second payment amounting to RMB 116.88 million must be paid by the transferee—Shenzhen International Trust & Investment Company within 18 months commencing from the date of signing the contract. In the said equity transfer, Shenzhen International Trust & Investment Company, the transferee, has high capacity of payment and the risks involved therein were quite low. Upon approval of the equity transfer, the Company shall achieve RMB 21.78 million of investment return in 2002. The aforesaid equity transfer is subject to approval of China Securities Regulatory Commission. The information was disclosed on Shanghai Stock News and Hong Kong Ta Kung Pao respectively dated April 30, 2002.

(IV) Material related transactions

1. According to the resolution adopted at 2000 Extraordinary Shareholders' Meeting of Shanghai Lujiazui Finance & Trade Zone development co., ltd. on purchasing partial assets (five items) from Shanghai Lujiazui (Group) Co., Ltd. and authorizing the Board to be fully in charge of handling all matters in connection with the acquisition and handle procedures with the governmental authority, the Company received the Official Reply of the Organization Department of China Securities Regulatory Commission on Approving the Change of the Equity in Shenyin & Wanguo Securities Co., Ltd. [2002] No. 57. Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. was approved to accept 20,242,837 shares of Shenyin & Wanguo Securities Co., Ltd. held by Shanghai Lujiazui (Group) Co., Ltd. to be transferred. The Company has finished the procedures of the equity transfer and the amount involved in the transaction had been paid to Shanghai Lujiazui (Group) Co., Ltd. The information concerning the aforesaid transaction was disclosed on Shanghai Stock News and Ta Kung Pao respectively on May 24, 2002.

2. Against any unauthorized guarantees, the Company would take immediate and effective measures according to the Recommendation of Shanghai Securities Regulatory Office on Standardized Operation [2002] No. 065. Shanghai Lujiazui Finance & Trade Zone United Development Company, one of the Company's subsidiaries offered guarantee to Shanghai Fudu World Development Co., Ltd., one of its control shareholder's subsidiaries for its loans amounting to RMB 40 million and USD 8.5 million respectively. The guarantee for USD 8.5 million was due and released in March this year; about the guarantee for RMB 40 million, Shanghai Fudu World Co., Ltd. has repaid all the bank loan with the fund raised by itself. In addition, the Company also offered guarantee to Shanghai Fudu World Development Co., Ltd. for its loan amounting to RMB 50 million. Shanghai Fudu Development Co., Ltd. has now just repaid the bank loan. All the aforesaid guarantees had been released before May 21, 2002. The information was disclosed on Shanghai Stock News and Hong Kong Ta Kung Pao respectively dated May 24, 2002.

3. The Company offered guarantee to the United Development Co., Ltd. of Shanghai Lujiazui Finance & Trade Zone, one of the Company's subsidiaries for RMB 55 million. This guarantee is a commercial arrangement.

(V) Important Contracts and Implementation

1. In the report year, the Company had never kept as custodian, contracted or leased any other company's assets and vice versa.

2. Important Events

The Company offered guarantee to Shanghai Zhonghua Enterprise Co., Ltd. for a loan amounting to RMB 367 million for the term from June 21, 2001 to August 22, 2003. This guarantee is based on the mutual guarantees offered to each other and there is a reciprocal treatment agreement signed by both parties.

The Company offered guarantee to Shanghai Zhangjiang Hi-tech Park Development Company for a loan amounting to RMB 407.5 million for the term from December 21, 2001 to December 31, 2004. This guarantee is based on the mutual guarantees offered to each other and there is a reciprocal treatment agreement signed by both parties.

3. In the report period, the Company did not entrust other with cash assets management.

(VI) There was no commitments of the Company or the Company's shareholder holding over 5% of the Company's total shares occurred in the report period or carried down from the previous period(s) to the report period which may produce significant affect upon the Company's operation results or financial position.

(VII) Other Significant Events in the Report Period

An extraordinary board meeting of the 3rd Board of Directors was held on July 8, 2002. The meeting discussed and approved the establishment of the Construction Branch, Municipal Engineering Branch and Urban Construction Branch of Shanghai Lujiazui Finance & Trade Co., Ltd. These branches are mainly in charge of the complementary works of the real estate developed within the Company's development land lot. None of them has the legal person qualification and they are all subordinate to Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.

(VIII) Post Events

In addition, the transfer of the equity in Shanghai Daguangming Building Decoration Engineering Co., Ltd. is still in process. According to the resolution adopted at 2000 Extraordinary Shareholders' Meeting of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. on acquiring partial assets (five items) from Shanghai Lujiazui (Group) Co., Ltd. and authorizing the Board to be fully in charge of handling all matters in connection with the acquisition and handle procedures with the governmental authority, the Company recently received the equity transfer payment by 55% from Shanghai Daguangming Building Decoration Engineering Co., Ltd. with amount of RMB 6,169,174.24. The Company shall timely disclose this information to the investors by public notice after the equity transfer is completed.

VII. FINANCIAL REPORT (UNAUDITED)

Notes to the Accounting Statements:
(I) Consolidated and Parent Company's Balance Sheet, Profit Statement and Profit Distribution Statement, Cash Flow Statement (refer to the Attachment)
(II) Notes to the Accounting Statements:
In comparison with the annual report, there is no significant change in the accounting policies, accounting estimation, consolidation range of the consolidated financial statements implemented/adopted by the Company. The consolidated statement range in the

Special accounts payable	-	-	-	-
Other long-term liabilities	-	-	-	-
Total long-term liabilities	30,000,000.00	30,000,000.00	30,000,000.00	30,000,000.00
Deferred taxes:				
Deferred taxes-credit item	-	-	-	-
Total liabilities	2,540,579,277.66	2,545,487,390.27	2,712,723,443.08	2,714,497,187.18
	-	-	-	-
Minority interests (stated in consolidation only)	-	393,620,704.49	-	393,811,334.34
	-	-	-	-
Shareholders' equity	-	-	-	-
Share capital	1,867,684,000.00	1,867,684,000.00	1,867,684,000.00	1,867,684,000.00
Capital public reserve	1,312,779,321.37	1,312,779,321.37	1,312,779,321.37	1,312,779,321.37
Surplus public reserve	717,931,207.66	908,984,215.55	717,931,207.86	908,984,215.55
Including: Statutory public welfare funds	266,410,400.68	280,254,187.78	266,410,400.68	280,254,187.78
Less: Losses on unrecognized investment (stated in consolidation only)	-	-	-	-
Retained profit	694,384,734.85	403,705,389.83	624,312,315.75	330,568,337.95
Balance difference in conversion of foreign currency (stated in consolidation only)	-	-	-	-
Total shareholders' equity	4,592,779,264.08	4,493,132,926.74	4,522,706,844.99	4,419,993,874.87
Total liabilities and shareholders' equity	7,133,358,541.74	7,432,221,021.50	7,235,430,288.06	7,528,302,376.39

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
STATEMENT OF PROFIT AND PROFIT DISTRIBUTION
FOR THE YEAR ENDED JUNE 30, 2002

Unit: RMB

Items	Line	Jan. to Jun. 2002 Parent Company	Jan. to Jun. 2002 Consolidation	Jan to Jun. 2001 Parent Company	Jan to Jun. 2001 Consolidation
I. Income from main business lines	1	639,395,798.43	677,567,251.17	334,747,873.00	420,558,523.12
Less: Cost of main business lines	2	492,948,320.93	511,742,977.73	243,543,379.59	317,808,233.44
Taxes and extras of main business lines	3	31,969,789.87	33,898,387.75	16,737,393.65	20,627,183.76
II. Profit from main business lines (loss "-")	4	114,477,687.63	131,925,885.69	74,467,099.76	82,123,105.92
Add: Profit from other business lines (loss "-")	5	675,437.65	4,044,636.39	27,512,632.78	42,247,067.21
Less: Operating expenses	6	7,695,513.80	7,998,329.05	4,772,942.56	5,363,841.25
Administrative expenses	7	5,688,813.10	23,326,355.17	9,265,608.33	23,486,996.01
Financial expenses	8	19,712,243.21	21,038,949.49	30,849,958.38	36,916,120.66
III. Operating profit (loss "-")	9	82,056,555.17	83,606,888.37	57,291,223.27	58,603,215.21
Add: Investment income (loss "-")	10	351,122.93	1,640,008.61	17,816,843.31	19,172,258.79
Subsidy income	11	-	-		
Non-operating income	12	418,491.00	533,497.67	6,967.50	6,967.50
Less: Non-operating expenditure	13	-	78,220.62	348.38	15,803.78
IV. Total profit (loss "-")	14	82,826,169.10	85,702,172.04	75,114,785.70	77,766,637.72
Less: Income tax	15	12,753,750.00	12,753,750.00	9,960,000.00	9,986,521.40
Minority shareholders' gains and losses (stated in consolidation only)	16	-	-190,629.84		-147,027.84
Add: Losses on unrecognized investment (stated in consolidation only)	17			-	
V. Net profit (loss "-")	18	70,072,419.10	73,139,051.88	65,154,785.70	67,927,144.16
Retained profit at the year-beginning	19	624,312,315.75	330,568,337.95	532,227,145.45	257,612,977.78
Transferred from others	20	-	-		43,296.39
		-	-		
		-	-		
VI. Profit available for distribution	21	694,384,734.85	403,705,389.83	597,381,931.15	325,583,418.33
Less: Allotted statutory surplus public reserve	22	-	-		
Allotted statutory public welfare funds	23	-	-		
Allotted employee's bonus and welfare funds (stated in consolidation for subsidiary joint venture only)	24	-	-		
		-	-		
		-	-		
		-	-		
VII. Profit available for distribution to shareholders	25	694,384,734.85	403,705,389.83	597,381,931.15	325,583,418.33
Less: Dividend of preference share payable	26	-	-		
Allotted arbitrary surplus public reserve	27	-	-		
Dividend of ordinary share payable	28	-	-		
Dividend of ordinary share transferred as share capital	29	-	-	-	-
VIII. Retained profit (loss "-")	30	694,384,734.85	403,705,389.83	597,381,931.15	325,583,418.33
Supplement information:					
1. Income from selling or disposal branch and investee enterprise	31				
2. Losses due from natural disaster	32				
3. Increase (or decrease) of total profit due to the changing of accounting policies	33				
4. Increase (or decrease) of total profit due to the changing of accounting estimation	34				
5. Losses on debts reorganization	35				
6. Other	36				

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
CASH FLOW STATEMENT
FOR THE YEAR ENDED JUNE 30, 2002

Unit: RMB

Items		Parent Company	Consolidation
I. Cash flows arising from operating activities:			
Cash received from selling commodities and providing labor services	1	863,803,906.04	949,789,610.55
Rebated tax received	2	12,712,000.00	12,712,000.00
Other cash received concerning operating activities	3	39,335,250.59	191,334,662.77
Subtotal of cash inflows	4	915,851,156.63	1,153,836,273.32
	5		
Cash paid for purchasing commodities and receiving labor service	6	273,327,433.20	306,260,380.94
Cash paid to / for staff and workers	7	9,039,765.73	31,426,406.45
Taxes paid	8	65,519,273.12	84,922,213.56
Other cash paid concerning operating activities	9	46,834,125.15	62,732,496.87
Subtotal of cash outflows	10	394,720,597.20	485,341,497.82
Net cash flows arising from operating activities	11	521,130,559.43	668,494,775.50
II. Cash flows arising from investing activities:			
Cash received from recovering investment	12	2,695,028,456.80	2,698,428,456.80
Cash received from investment income	13	4,380,249.23	4,530,249.23
Net cash received from disposal of fixed, intangible and other long-term assets	14	-	798,620.00
Other cash received concerning investing activities	15	165,532,000.00	165,532,000.00
Subtotal of cash inflows	16	2,864,940,706.03	2,867,289,326.03
Cash paid for purchasing fixed, intangible and other long-term assets	17	-	1,048,715.84
Cash paid for investment	18	2,646,778,387.92	2,700,778,387.92
Other cash paid concerning investing activities	19	19,865,040.00	19,949,911.10
Subtotal of cash outflows	20	2,666,643,427.92	2,721,777,014.88
		-	-
Net cash flows arising from investing activities	21	198,297,278.11	145,512,311.17
III: Cash flows arising from financing activities			
Cash received by absorbing investment	22	-	-
Cash received from loans	23	570,000,000.00	661,000,000.00
Other cash received concerning financing activities	24	35,065.58	35,065.58
Subtotal of cash inflows	25	570,035,065.58	661,035,065.58
Cash paid for settling debts	26	1,127,700,000.00	1,312,847,500.00
Cash paid for distributing dividends and profit or paying interest	27	24,852,662.05	26,168,368.96
Other cash paid concerning financing activities	28	-	292,226.00
Subtotal of cash outflows	29	1,152,552,662.05	1,339,308,094.96
		-	-
Net cash flows arising from financing activities	30	-582,517,596.47	-678,273,029.38
		-	-
IV. Influence of fluctuation in exchange rate on cash	31	-67,507.29	-259,090.36
		-	-
V. Net increase of cash and cash equivalents	32	-136,842,733.78	135,474,966.93
Supplement information:		Parent Company	Consolidation
1. Adjusting net profit to cash flows for operating activities:	33	-	-
Net profit	34	70,072,419.10	73,139,051.88
Add: Minority shareholders' gains and losses in this period	35	-	-190,629.84
Less: Losses on unrecognized investment	36	-	-
Add: Allotted provision for devaluation of assets	37	-2,229,246.81	-4,517,938.57
Depreciation of fixed assets	38	1,476,564.54	2,847,771.66
Amortization of intangible assets	39	-	-
Amortization of long-term expenses to be apportioned	40	99,622.64	797,445.48
Decrease of expenses to be apportioned (Less: increase)	41	-	-
Increase of accrued expenses (Less: decrease)	42	-	-
Losses on disposal of fixed, intangible and other long-term assets (Less: income)	43	-	78,220.62
Losses on rejection of fixed assets	44	-	-
Financial expenses	45	24,852,662.05	26,168,368.96
Losses on investment (Less: income)	46	-351,122.93	-1,640,008.61
Deferred taxes - credit item (Less: debit item)	47	-	
Decrease of inventories (Less: increase)	48	305,756,019.48	354,278,914.50
Decrease of receivables in operating (Less: increase)	49	-139,644,904.49	-133,008,844.09
Increase of payables in operating (Less: decrease)	50	261,098,545.85	350,542,421.52
Other	51	-	-
Net cash flows arising from operating activities	52	521,130,559.43	668,494,775.50
2. Investment and financing activities involving no cash incomings / outgoings:	53		
Debts transferred into capital	54	-	-
Convertible bonds of the Company due within 1 year	55	-	-
Renting fixed assets for financing purpose	56	-	-
3. Net increase of cash and cash equivalents:	57	-	-
Balance of cash at end of the period	58	1,016,759,191.81	1,123,567,298.98
Less: Balance of cash at beginning of the period	59	879,916,458.03	988,092,332.05
Add: Balance of cash equivalents at end of the period	60	-	-
Less: Balance of cash equivalents at beginning of the period	61	-	-
Net increase of cash and cash equivalents	62	136,842,733.78	135,474,966.93

Item				
Income from main business lines	677,567,851.17	470,538,573.12	257,004,278.05	[illegible]
Profit from main business lines	131,923,885.69	82,123,105.82	49,832,779.77	60.64%
Net profit	73,139,051.88	67,927,144.18	5,211,907.71	7.67%
Net increase in cash and cash equivalents	135,474,966.93	-346,895,013.68	482,369,980.61	139.05%

Item	Jun. 30, 2002	Dec. 31, 2001	Additions	Change ratio (%)
Total assets	7,432,221,021.50	7,528,302,376.39	-96,081,354.89	-1.28%
Total liabilities	2,545,467,390.27	2,714,497,167.18	-169,029,776.91	-6.23%
Shareholders' equity (Excluding minority interests)	4,493,132,976.74	4,419,993,924.87	73,139,051.88	1.65%

Note: 1. Income and profit from main business lines increased mainly due to the increase in land batch lease and property sales.
2. Increase ratio of net profit was lower than that of profit from main business lines mainly because profit from other business lines and investment income reduced moderately.
3. Cash and cash equivalents increased mainly due to increase of revenue from main business lines.
4. Total assets and total liabilities decreased mainly due the repayment for loan repayment in the report period.
5. Shareholders' equity increased mainly due to the transfer from profit realized in the report period.

(II) Main Business Scope and Operation
The Company is principally engaged in land development, property operation, development and construction of municipal public infrastructure, and investment within Lujiazui Finance & Trade Zone.
In the report period, the Company made smooth progress in terms of invitation for investment in land as the key engagement of the Company: signed contracts on transfer of land use rights of two pieces of land, namely, B2-2 and B3-6 with involved amount reaching RMB 725 million; and signed pre-contract on transfer of land use rights of two pieces of land, all these laid a solid foundation for thorough accomplishment of the annual targets. As for the real estate projects, 100% of Lujiazui New View Garden (1st phase) was sold out and 77% of the 2nd phase was sold in advance; 89% of A Zone of Lujiazui Garden (2nd Phase) was sold in advance.
In the report period, the Company realized sales revenue of RMB 677.57 million, including RMB 521.4 million or 76.95% from land batch lease, RMB 146.73 million or 21.66% from property sales and RMB 9.44 million or 1.39% from others; realized net profit of RMB 73.14 million, up 7.67% over the same period of previous year.

(III) Investment in the Report Period
In the 3rd meeting of the 3rd Board of Directors of the Company dated June 12, 2002, the Proposal on Participating in the Investment in Shanghai Pudong Binjiang Development & Construction Investment Co., Ltd. As the main body developing Pudong New Area along the Huangpujiang River side banks in respects of investment and construction, Shanghai Pudong Binjiang Development & Construction Investment Co., Ltd. is principally engaged in the land lots development and operation; as well as development, operation, sales and exchange of real estate. Major investors of the company include Shanghai Pudong New Area State-owned Assets Administration Committee, Shanghai Pudong Development (Group) Co., Ltd. and the Company. Registered capital of the company is up to RMB 200 million, 12.5% of which, amounting to RMB 25 million, is to be injected by the Company.

(IV) Comparison between Actual Operating Results and Targets Set at Year-begin
In the report period, the Company realized sales revenue of RMB 678 million, taking 62.78% of the annual target of RMB 1.08 billion; sold commercial buildings of 109.7 thousand square meters, taking 137.13% of the annual target of 80 thousand square meters; generated income from advance sales of commercial buildings of RMB 585 million, taking 152.34% of the annual target of RMB 384 million. In the annual plan, construction in progress and projects new started may not less than 120 thousand square meters, the Company will try to start two new projects in the 3rd quarter of 2002, namely, B Zone of Lujiazui Garden and Lujiazui Aifa New City.

(V) Business Plan for the 2nd Half Year
In the 2nd half year, the Company shall attach great importance on the operation and management work in a down-to-earth way on the basis of work in the first half year, devote every effort to making great breakthrough in inviting investment with land and marketing real estate products. On this basis, the Company shall do a good job in the following work:
1. Reinforce the work of operation of and investment invitation with land, make a good preparation for handing the reserved land to the investors and relocation of residents on the land to be developed this year and next year, trying to achieve a big profit growth in the principal business of land leasing, sign formal contracts of land use right assignment for the land reserved in advance, fulfill the project payment collection work of the year according to the time schedule specified in the contract.
2. Reinforce the construction of the real estate projects and speed up the sales and payment collection of the commodity residence houses; complete the construction of individual works and overall works of Area A of the second phase of Lujiazui Garden and the second phase of the New View Garden, try to realize presale by 95%; complete the preparation work prior to the construction of Area B of the second phase of Lujiazui Garden and Aifa New City at Lujiazui, trying to start the construction in August this year.
3. Audit various contracts strictly according to the principle of cost control, apply the self-raised funds in a right and rational way according to the financial payment plan prepared monthly; based on the long term development practice, do a good job in the work of prior period planning survey and plan design of the external investment projects, including selection of the self-constructed office building projects and other external investment projects.
4. Further improve the work efficiency, standardize the operation, optimize the work process of the Company, work out the work system and rules, lay a solid foundation of establishing scientific and standard encouragement mechanism through improvement of the internal engagement mechanism, examination mechanism, distribution mechanism and supervision mechanism.

VI. SIGNIFICANT EVENTS
(I) Administration:
In the report period, the Company worked out and adopted the rules of procedures for the Shareholders' General Meeting, the board meeting and the meeting of the Supervisory Committee according to the relevant documents of China Securities Regulatory Commission and the Rules for Administration of the Listed Companies, completed the Self-inspection Report on Establishing Modern Enterprise System of Listed Companies, adjusted the Company's internal organization structure, further reinforced the management team. At present, the Company's administration structure is quite perfect.
(II) In the report period, the Company had never been involved in material lawsuits or arbitration.
(III) Significant Transfer/Sales of Assets
The 2nd meeting of the 3rd Board of Directors was held on April 24, 2002. Directors at the meeting unanimously approved the Proposal on Transfer of the Equity in Pingan Securities Co., Ltd.
The Company signed the Contract for Transfer of the Equity in Pingan Securities Co., Ltd. with Shenzhen International Trust & Investment Company on April 27, 2002. According to the contract, the Company would transfer 20% legal person shares in Pingan

report period is described as follows: the total assets, revenue and net profit of Shanghai Daguangming Building Decoration Engineering Co., Ltd. and Shanghai Pudong New Zone Lujiazui YITENZHONG Development Building Co., Ltd., two of the Company's subsidiaries are all within the proportion 10% as worked out according to the criteria of assets, revenue and profit. In accordance with the principle of importance, these two subsidiaries are not listed in the consolidation range. In addition, the equity transfer of Shanghai Daguangming Building Decoration Engineering Co., Ltd. is still in process.
(III) The Company's Semi-annual Financial Report Has not been Audited.

VIII. DOCUMENTS FOR INSPECTION
(I) Annual Report carried with personal signature of the Chairman of the Board;
(II) Accounting Statements with signatures and seals of the legal representative, accounting supervisor and manager the accounting department;
(III) All the originals/manuscripts of the Company's documents and public notice disclosed in the newspapers designated by China Securities Regulatory Commission.

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
August 23, 2002

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
BALANCE SHEET AT JUNE.30, 2002

Unit: RMB

Assets	Amount at the period-end		Amount at the year-beginning	
	Parent Company	Consolidation	Parent Company	Consolidation
Current assets:				
Monetary funds	1,036,624,231.81	1,143,432,339.88	962,682,456.03	1,070,858,332.95
Short-term investment	-	2,970.00	-	2,970.00
Notes receivable	-	-	-	-
Dividends receivable	183,845.98	183,845.98	183,845.98	183,845.98
Interests receivable	-	-	-	-
Accounts receivable	-	34,863,181.10	-	36,588,855.10
Other receivables	150,938,094.30	157,185,367.07	151,260,246.06	108,417,905.23
Accounts in advance	338,922,458.21	340,892,477.77	198,955,401.96	200,925,421.52
Subsidies receivable	-	-	-	-
Inventories	4,395,360,673.13	4,986,206,930.21	4,698,515,999.68	5,335,594,459.02
Expenses to be apportioned	-	-	-	-
	-	-	-	-
Long-term credit investment due within 1 year	-	-	-	-
Other current assets	-	-	82,766,000.00	82,766,000.00
Total current assets	5,922,029,303.43	6,662,767,112.01	6,094,363,950.71	6,835,337,789.80
	-	-	-	-
Long-term investment:	-	-	-	-
Long-term equity investment	1,131,491,515.52	678,899,296.78	1,065,769,020.74	612,372,189.37
Long-term credit investment	97,620.00	97,620.00	97,620.00	97,620.00
Total long-term investment	1,131,589,135.52	678,996,916.78	1,065,866,640.74	612,469,809.37
Including: Goodwill	-	1,974,806.35	-	2,106,460.05
Including: Difference of equity investment	-6,807,367.57	-4,832,561.22	-6,995,051.17	-4,888,591.12
Fixed assets:				
Fixed assets-original value	92,950,231.71	114,033,225.06	92,900,221.71	114,838,724.52
Less: Accumulated depreciation	19,166,031.64	35,812,540.67	17,700,525.10	34,341,947.30
Fixed assets-net value	73,784,200.07	78,220,684.39	75,199,696.61	80,494,777.22
Less: Provision for devaluation of fixed assets	-	-	-	-
Net fixed assets	73,784,200.07	78,220,684.39	75,199,696.61	80,494,777.22
Engineering materials	-	-	-	-
Construction in progress	-	-	-	-
Disposal of fixed assets	-	-	-	-
Total fixed assets	73,784,200.07	78,220,684.39	75,199,696.61	80,494,777.22
Intangible and other assets:	-	-	-	-
Intangible assets	-	-	-	-
Long-term expenses to be apportioned	5,955,902.72	12,236,308.32	-	-
Other long-term assets	-	-	-	-
Total intangible and other assets	5,955,902.72	12,236,308.32	-	-
Deferred taxes:	-	-	-	-
Deferred taxes-debit item	-	-	-	-
Total assets	7,133,358,541.74	7,432,221,021.50	7,235,430,288.06	7,528,302,376.39

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
BALANCE SHEET AT JUNE 30, 2002 (Con.)

Unit: RMB

Liabilities and Owner's Equity	Amount at the period-end		Amount at the year-beginning	
	Parent Company	Consolidation	Parent Company	Consolidation
Current liabilities:				
Short-term loans	580,000,000.00	671,008,728.21	977,768,600.00	1,162,924,328.21
Notes payable	-	-	-	-
Accounts payable	81,740,843.19	102,231,059.62	71,127,844.75	91,904,025.55
Accounts received in advance	1,064,672,757.68	1,099,368,696.59	802,106,112.28	831,940,267.28
Wages payable	7,522,789.28	4,131,855.06	8,045,756.65	8,045,756.65
Welfare funds payable	5,608,864.64	11,652,679.45	8,238,464.64	14,000,525.50
Dividends payable	1,764,000.00	1,764,000.00	1,764,000.00	1,764,000.00
Taxes payable	-9,014,382.18	-7,980,535.01	-1,268,893.49	12,533,922.97
Other duties payable	-150,503.30	-38,741.73	-	197,427.36
Other accounts payable	693,662,008.35	548,556,748.08	572,170,658.25	318,414,013.66
Accrued expenses	84,772,900.00	84,772,900.00	84,772,900.00	84,772,900.00
Contingent liabilities	-	-	-	-
	-	-	-	-
Long-term liabilities due within 1 year	-	-	160,000,000.00	160,000,000.00
Other current liabilities	-	-	-	-
Total current liabilities	2,510,579,277.66	2,515,467,390.27	2,682,723,443.08	2,684,497,167.18
Long-term liabilities:				
Long-term loans	30,000,000.00	30,000,000.00	30,000,000.00	30,000,000.00
Bonds payable	-	-	-	-
Long-term accounts payable	-	-	-	-

No.: L 2002-014

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Resolution of the 4th Meeting of the 3rd Board of Directors

Please be advised that the 4th meeting of the 3rd Board of Directors of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held on August 21, 2002, Mr. Zhu Guoxing, director of the Company, presided the Meeting. Seven directors were expected to attend the meeting and actually 5 of them were present, 2 directors entrusted other directors, among which Mr. Kang Huijun entrusted Mr. Zhu Guoxing and Mr. Huang Xixiong entrusted Mr. Yao Xitang. Supervisors and senior executives of the Company were present in the Meeting, which was in compliance with relevant regulations stated in Company Law and Articles of Association of the Company. Following resolutions were examined and adopted in the meeting:
I. 2002 Semi-annual Report and its summary.
II. Proposal on Engagement of Mr. Hong Sheng as Chief Engineer of the Company
As nominated by the Company's General Manager Zhu Guoxing, the Board of Directors engaged Mr. Hong Sheng as the general engineer of the Company.
III. Proposal on the Assignment of the Equity of Shanghai Pudong Lujiazui Software Industry Development Co., Ltd. and Opinions of Supervisors on the Correlative Transaction
Shanghai Pudong Lujiazui Software Industry Development Co., Ltd. has a registered capital of RMB 10 million, after the completion of the equity assignment, the Company will hold 90% equity of Software while Group Company will not hold equity of Software Company any more.
The Board of Directors agreed that the Company signs with Shanghai Lujizui (Group) Co., Ltd. the Agreement on the Assignment of the Equity of Shanghai Pudong Lujiazui Software Industry Development Co., Ltd.
Since the above-mentioned agreement is correlative transaction, according to Rules for Stock Listing, related directors should withdrew from the voting. Presently, the Company had altogether seven directors including four related internal directors, two independent directors and one external director. In order to assure the legality of resolutions, related directors did not withdraw from the voting with commitment to vote on behalf of the whole shareholders without harming interest of the Company and its shareholders. All present directors unanimously approved the proposal. (Independent directors expressed the positive opinion that voting procedure of this transaction is in accordance with laws and the principal of Openness, Fairness and Justice. No harming was generated by the transaction on the Company's or its shareholders' interests).

Board of Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
August 23, 2002

Attachment: Resume of Mr. Hong Sheng
Hong Sheng, male, born in August 1945, member of Chinese Communist Party, college educational background, senior engineer, started to work in December 1968.
Positions taken: Assistant to manager of Shanghai Fourth Construction Engineering Company, Assistant to General Manger of China Construction Corporation Shanghai Branch; Deputy Manager and Manager of Shanghai Lujiazui (Group) Co., Ltd. Planning Engineering Department; Manager of Shanghai Lujiazui (Group) Co., Ltd. Construction Branch; Deputy General Manager of Shanghai Lujiazui Real Estate Development Co., Ltd.; Deputy General Manager of Shanghai Lujiazui (Group) Co., Ltd.

Short Form of the Stock: Lujiazui Stock Code: A-share 600663, B-share 900932
No.: L 2002-015

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Related Transaction

I. Introduction to the Related Transaction
On Aug. 21, 2002 Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) entered into an equity assignment agreement with Shanghai Lujiazui (Group) Co., Ltd. (hereinafter referred to as Group Company) that the Company resolved to purchase the equity of Shanghai Pudong Lujiazui Software Industry Development Co., Ltd. (hereinafter referred to as Software Company) that was originally held by Group Company. After the purchase, the Company will hold 90% equity of Software Company while Group Company will not hold equity of Software Company any more.
Due to the reason that Shanghai Lujiazui (Group) Co., Ltd. is authorized the operation of state shares of the Company, holding 112,112 state shares and legal person shares of the Company, taking 60.5% of the total share capital of the Company, according to Rules for Stock Listing of Shanghai Stock Exchange (2002 version), the above-mentioned transaction involved with the equity assignment contract is classified under related transaction.
The Company and directors present in the meeting unanimously approved the proposal on this related transaction and two independent directors expressed positive independent opinions for it.
II. Introduction to the Related Parties
The assigner: Shanghai Lujiazui (Group) Co., Ltd.
Date of establishment: August 29, 1990
Address: No. 981 Pudong Rd., Shanghai
Legal Representative: Kang Huijun
Registered Capital: RMB 1.7432 billion
Enterprise type: Limited liability company (sole state-owned)
History Evolution: Shanghai Lujiazui (Group) Co., Ltd. was originally Shanghai Lujiazui Finance & Trade Zone Development Company founded in August 29, 1990, later was renovated and reorganized as Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd., (the Company) on August 30, 1992. The original system was kept down after renovation and reorganization. In December 1997, under the approval of Shanghai Municipal Government, it was renovated and reorganized as the solely state-owned Shanghai Lujiazui Group Co., Ltd.
Business Scope: Real estate development and operation, municipal infrastructure construction, construction investment, investment consulting, entity investment, domestic tion etc.
Investor: Shanghai State-owned Assets Administration Commission
Net Profit as of 2001: RMB 0.102 billion (audited)
Net assets at the end of the latest accounting period: RMB 4.926 billion (audited)
III. Particulars about Target of the Related Transaction
According to the equity assignment agreement, Group Company will sell 60% equity of Software Company to the Company. The name of the enterprise that will be assigned the equity is Shanghai Pudong Lujiazui Software Industry Development Co., Ltd., which was established in December 2001, with registered capital of RMB 10 million. Shanghai Lujiazui (Group) Co., Ltd. is the principal shareholder of the company, providing capital of RMB 9 million in the form of cash, taking 90% equity. Shanghai Pudong Software Park Co., Ltd., providing capital of RMB 1 million in form of intangible assets, taking 10% equity of the company.
Business scope of Software Company: administration of branches of software park, comprehensive development and operation as well as real estate administration, D & R, production, system integration and technical service of information products (including computer, software, communication and micro-electronics), export & import, overseas investment, information consultant, agency service and on-line college etc.
At present, the company is in its initial stages of establishment, however, the software park had buildings of 13,979 square meters available for lease and buildings of 9,804 square meters were leased out, to generate RMB 3.17 million rent in this year. Moreover, it has attracted more than 30 software enterprises to settle inside, presenting good prospect for development. Shanghai Pudong Software Park is willing to give up the priority from the assignment of the equity.
IV. Content of the Agreement on Related Transaction and the Pricing Policy
1. Legal name of the two related parties of the equity assignment agreement
The Assignor: Shanghai Lujiazui (Group) Co., Ltd.
The Assignee: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
2. Date of Signature of Agreement: August 21, 2002/8/22
3. Target of the Transaction: Based on the principle of equality and mutual benefit, after negotiation between the two parties, Group Company agreed to assign its holding 90% equity of Software Company to the Company. After the completion of the equity assignment, the Company will hold 90% equity of Software while Group Company will not hold equity of Software Company any more.
4. Transaction price and settlement method: The pricing policy is based on the RMB 9 million of Group Company in form of cash in the total registered capital RMB 10 million. The Company should pay RMB 9 million in cash to Group Company. The Company should pay the fund for the assignment of RMB 9 million to the account in the bank designated by Group Company. The transaction should be settled all with cash, and be carried out after the examination and approval of the Board of Directors.
V. Objective of the Related Transaction and Influence from this Transaction
Shanghai Pudong Software Park is a state grade software park. As one of the branch of Pudong Software Park, besides the relevant favorable policies of Shanghai Pudong Software Park, the Company also has remarkable regional advantage as well as convenient traffic and beautiful environment. At present, more than 30 enterprises have settled here; at the same time, more and more enterprises with the requirement to enter into here. So it has a pleasant prospect for attracting investments. In order to further take advantages of brand and competitiveness of listed companies, strive for the sustainable development of the Company, with the expand of the Software Park, the Board of Directors holds the view that the equity assignment will not only benefit the perfection of overseas investment structure, but also bring remarkable profit to the Company.
VI. Opinion of Independent Directors
The Independent Directors of the Company agreed with the above-mentioned correlative transaction and the agreement of the transaction, and deemed the vote procedure of this transaction is in accordance with relevant provisions of the Company Law as well as the Articles of Association of the Company. The transaction complied with tenet of Openness, Fairness and Justice. It will benefit the Company in its long-term development.
VII. List of Documents Available for Reference
1. Resolution of the Board of the Directors and Opinions of Independent Director with personal signaure
2. Agreement on the Assignment of the Equity of Shanghai Pudong Lujiazui Software Industry Development Co., Ltd.

Board of the Directors of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
August 23, 2002

Short Form of the Stock: Lujiazui Stock Code: A-share 600663, B-share 900932
No.: L 2002-016

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. Public Notice on Resolution of the 5th Meeting of the 3rd Supervisory Committee

Please be advised that the 5th meeting of the 3rd Supervisory Committee of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) was held on August 21, 2002, Mr. Yan Juo, chairman of Supervisory Committee of the Company, presided the Meeting. Three directors were expected to attend the meeting and actually 3 of them were present, which was in compliance with relevant regulations stated in Company Law and Articles of Association of the Company. Following resolutions were examined and adopted in the meeting:
I. 2002 Semi-annual Report and its summary.
II. Proposal on the Assignment of the Equity of Shanghai Pudong Lujiazui Software Industry Development Co., Ltd. and Opinions of Supervisors on the Correlative Transaction
The Supervisory Committee deemed the procedure of this transaction is in accordance with relevant provisions of the Company Law as well as the tenet of Openness, Fairness and Justice, and the price of transaction is reasonable. It will benefit the interests of all the shareholders of the Company.

Supervisory Committee of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
August 23, 2002

太原化工股份有限公司

2002年半年度报告摘要

重要提示

本公司董事会及董事保证本报告所载资料不存在任何虚假记载、误导性陈述或重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要的目的仅是为公众提供公司上半年的简要情况，报告全文同时刊载于http: // www.sse.com.cn 投资者在做出重大决策之前，应当仔细阅读半年度报告全文。

本公司半年度财务会计报告未经审计。

一、公司基本情况

(一)公司简介：

1、公司股票上市交易所：股票简称和股票代码

公司股票上市交易所：上海证券交易所

股票简称：太化股份

股票代码：600281

2、公司董事会秘书吴洪山

联系地址：山西省太原市文源巷15号

电话：0351-4181612

传真：0351-4180791

电子信箱：THGF@public.ty.sx.cn

(二)主要财务数据和指标：

表一：单位：元

项目	2002年1-6月	2001年1-6月
净利润	8,951,474.93	25,580,138.59
扣除非经常性损益后的净利润＊	6,902,559.98	22,028,317.90
净资产收益率(%)	0.8644	2.510
每股收益	0.0249	0.071
每股经营活动产生的现金流量净额	-0.1198	-0.063

表二：单位：元

项目	2002年6月30日	2001年12月31日
股东权益(不含少数股东权益)	1,035,606,287.42	1,026,654,812.49
每股净资产	2.8855	2.861
调整后每股净资产	2.8138	2.782

注：扣除的非经常性损益项目和涉及金额（扣税后）:2,048,914.95元

1、投资收益 -162,519.47元

2、营业外收入 2,878,032.97元

3、营业外支出 666,598.55元

二、股本变动及主要股东持股情况

(一)股份变动情况：

报告期公司的股份总数及股本结构未发生变化。

(二)报告期末(截止2002年6月30日)股东总数：56945户

(三)主要股东持股情况：

截止2002年6月30日在册拥有本公司股份前十名的股东情况：

名次	股东名称	本期末持股数(股)	本期持股变动增减情况(+-)	持股占总股本比例(%)	持有股份的质押或冻结情况	股份性质
1	太化集团	248,376,000		69.204	8090万股	国家股
2	山西永兴	3,252,900		0.906	无	法人股
3	太原双凯	975,900		0.272	无	法人股
4	太原中部	975,900		0.272	无	法人股
5	大通证券	650,911		0.181	无	流通股
6	彭安伟	598,510		0.168	无	流通股
7	杨先英	558,215		0.156	无	流通股
8	兴和基金	555,234		0.155	无	流通股
9	刘廷德	465,600		0.130	无	流通股
10	魏正君	415,500		0.115	无	流通股

(四)报告期内以上十名股东中，第一名股东太原化学工业集团有限公司为授权经营的国有独资公司，持有本公司24837.6万股。占本公司股份69.2%。前四名法人股东间无关联关系，前2、3、4名无质押、托管或冻结情况。第五至十名流通股东，与前十名其他股东间，无法确定有无关联关系。第一大股东太原化学工业集团有限公司在报告期内继续有7000万和1090万股被冻结，详见(2002年3月23日和2002年6月20日《上海证券报》)

三、董事、监事、高级管理人员情况

1、董事、监事、高管人员均未持本公司股票。

2、董事、监事、高管人员任职情况：

2002年5月9日，本公司2001年度股东大会对本公司董事会、监事会进行了换届改选。增补汤文桂先生、何豫葛先生为本公司独立董事。

2002年6月21日本公司第二届第一次董事会选举余乾元先生为本公司第二届董事会董事长；邢亚东先生为副董事长。根据董事长提名聘任魏功先生为总经理，吴洪山先生为董事会秘书。根据总经理提名聘任陈充先生、樊金宇先生、胡向前先生、武晋生先生为副总经理，张小平先生为财务总监。

2002年6月21日第二届监事会第一次会议选举王新兴先生为本公司第二届监事会主席。

蓝玉凤女士正常退休，辞去财务总监职务。

四、管理层讨论及分析

(一) 经营成果及财务状况简要分析：

1、公司主营业务范围：

公司主营基本化工原料及后续产品，包括硝铵、甲醇、甲胺、两钠、烧碱、液氯、PVC、环己酮、已二酸、焦炭、焦油加工、煤气，生物化工产品、精细化工产品、高科技化工产品的生产与销售以及贵金属加工(除金银)等；经营本公司自产产品的出口业务和本公司所需机械设备、原辅材料的进口业务(国家限定经营的产品和技术除外)，以及来料加工和"三来一补"业务等。

2、公司经营状况：

表1

项目	单位	2002年1-6月	2001年1-6月	增减%
主营业务收入	元	337,598,644.36	404,450,312.14	-16.53
主营业务利润	元	52,730,594.79	71,231,583.61	-25.97
净利润	元	8,951,474.93	25,580,138.59	-65.01
现金及现金等价物净增加值	元	-166,389,762.53	-56,778,605.44	

表2

项目	单位	2002年6月30日	2001年12月31日	增减%
总资产	元	1,923,641,242.78	1,981,978,929.26	-2.94
股东权益	元	1,035,606,287.42	1,026,654,812.49	0.87

3、公司经营状况变动的主要原因：

(下转第26版)

合 并 现 金 流 量 表

编制单位：太原化工股份有限公司　　二〇〇二年 半年度　　单位：人民币元

项目	行次	注释	金额
一、经营活动产生的现金流量：			
销售商品、提供劳务收到的现金	1		273,204,727.48
收到的税费返还	2		
收到的其他与经营活动有关的现金	3		5,387,893.36
现金流入小计	4		278,592,620.84
购买商品、接受劳务支付的现金	5		216,034,860.51
支付给职工以及为职工支付的现金	6		33,358,777.92
支付的各项税费	7		23,403,280.46
支付的其他与经营活动有关的现金	8	1-37	48,801,062.49
现金流出小计	9		321,597,979.38
经营活动产生的现金流量净额	10		-43,005,358.54
二、投资活动产生的现金流量：			
收回投资所收到的现金	11		58,400,000.00
取得投资收益所收到的现金	12		
处置固定资产、无形资产和其他长期资产而收回的现金净额	13		134,678.94
收到的其他与投资活动有关的现金	14		
现金流入小计	15		58,534,678.94
购建固定资产、无形资产和其他长期资产所支付的现金	16		97,885,800.86
投资所支付的现金	17		
支付的其他与投资活动有关的现金	18		
现金流出小计	19		97,885,800.86
投资活动产生的现金流量净额	20		-41,361,121.92
三、筹资活动产生的现金流量：			
吸收投资所收到的现金	21		
借款所收到的现金	22		52,746,000.00
收到的其他与筹资活动有关的现金	23		
现金流入小计	24		52,746,000.00
偿还债务所支付的现金	25		120,480,000.00
分配股利、利润或偿付利息所支付的现金	26		14,299,362.07
支付的其他与筹资活动有关的现金	27		
现金流出小计	28		134,779,362.07
筹资活动产生的现金流量净额	29		-82,033,282.07

项目	行次	注释	金额
四、汇率变动对现金的影响额	30		
五、现金及现金等价物净增加额	31		-166,389,762.53
补充资料：			
1、将净利润调节为经营活动的现金流量：			
净利润	32		8,951,474.93
加：少数股东损益	33		868,133.53
计提的资产减值准备	34		1,814,903.47
固定资产折旧	35		24,132,366.79
无形资产摊销	36		
长期待摊费用摊销	37		1,151,848.90
待摊费用减少(减：增加)	38		-1,142,893.86
预提费用增加(减：减少)	39		145,361.96
处置固定资产、无形资产和其他长期资产的损失(减：收益)	40		-241,818.94
固定资产报废损失	41		-35,698.07
财务费用	42		8,033,416.79
投资损失(减：收益)	43		191,199.37
递延税款贷项(减：借项)	44		
存货的减少(减：增加)	45		1,097,726.94
经营性应收项目的减少(减：增加)	46		-80,543,415.11
经营性应付项目的增加(减：减少)	47		-7,213,895.44
其他	48		
经营活动产生的现金流量净额	49		-43,005,351.54
2、不涉及现金收支的投资和筹资活动	50		
债务转为资本	51		
一年内到期的可转换公司债券	52		
融资租入固定资产	53		
3、现金及现金等价物净增加情况：	54		
现金的期末余额	55		229,763,929.76
减：现金的期初余额	56		396,153,692.29
加：现金等价物的期末余额	57		
减：现金等价物的期初余额	58		
现金及现金等价物净增加额	59		-166,389,762.53

现 金 流 量 表

编制单位：太原化工股份有限公司　　二〇〇二年 半年度　　单位：人民币元

项目	行次	注释	金额
一、经营活动产生的现金流量：			
销售商品、提供劳务收到的现金	1		234,404,212.36
收到的税费返还	2		
收到的其他与经营活动有关的现金	3		4,003,282.88
现金流入小计	4		238,407,495.22
购买商品、接受劳务支付的现金	5		183,439,808.18
支付给职工以及为职工支付的现金	6		32,848,109.41
支付的各项税费	7		22,898,579.52
支付的其他与经营活动有关的现金	8	2-13	47,592,092.98
现金流出小计	9		286,847,169.19
经营活动产生的现金流量净额	10		-47,540,192.97
二、投资活动产生的现金流量：			
收回投资所收到的现金	11		56,400,000.00
取得投资收益所收到的现金	12		
处置固定资产、无形资产和其他长期资产而收回的现金净额	13		134,678.94
收到的其他与投资活动有关的现金	14		
现金流入小计	15		56,534,678.94
购建固定资产、无形资产和其他长期资产所支付的现金	16		90,703,502.57
投资所支付的现金	17		
支付的其他与投资活动有关的现金	18		
现金流出小计	19		90,703,502.57
投资活动产生的现金流量净额	20		-34,168,823.63
三、筹资活动产生的现金流量：			
吸收投资所收到的现金	21		
借款所收到的现金	22		47,266,000.00
收到的其他与筹资活动有关的现金	23		
现金流入小计	24		47,266,000.00
偿还债务所支付的现金	25		120,000,000.00
分配股利、利润或偿付利息所支付的现金	26		13,852,807.07
支付的其他与筹资活动有关的现金	27		
现金流出小计	28		133,852,807.07
筹资活动产生的现金流量净额	29		-86,586,927.07

项目	行次	注释	金额
四、汇率变动对现金的影响额	30		
五、现金及现金等价物净增加额	31		-168,294,938.67
补充资料：			
1、将净利润调节为经营活动的现金流量：			
净利润	32		8,951,474.93
加：计提的资产减值准备	33		2,039,807.99
固定资产折旧	34		23,840,180.84
无形资产摊销	35		
长期待摊费用摊销	36		1,151,848.90
待摊费用减少(减：增加)	37		-1,070,893.86
预提费用增加(减：减少)	38		145,361.96
处置固定资产、无形资产和其他长期资产的损失(减：收益)	39		-241,818.94
固定资产报废损失	40		-35,898.07
财务费用	41		7,776,491.51
投资损失(减：收益)	42		-1,079,221.60
递延税款贷项(减：借项)	43		
存货的减少(减：增加)	44		526,377.90
经营性应收项目的减少(减：增加)	45		-83,162,442.33
经营性应付项目的增加(减：减少)	46		-7,389,383.32
其他	47		
经营活动产生的现金流量净额	48		-47,540,192.97
2、不涉及现金收支的投资和筹资活动			
债务转为资本	49		
一年内到期的可转换公司债券	50		
融资租入固定资产	51		
3、现金及现金等价物净增加情况：			
现金的期末余额	52		227,253,317.51
减：现金的期初余额	53		395,548,256.18
加：现金等价物的期末余额	54		
减：现金等价物的期初余额	55		
现金及现金等价物净增加额	56		-168,294,938.67

利润及利润分配表

编制单位：太原化工股份有限公司　　2002年1至6月　　单位：人民币元　　会企02表

项目	行次	注释	本期数	上年同期数
一、主营业务收入	1	2-11	304,308,400.18	372,286,766.57
减：主营业务成本	2	2-12	258,803,817.48	302,860,830.78
主营业务税金及附加	3		2,097,708.00	2,440,704.62
二、主营业务利润	4		43,742,878.72	68,086,344.87
加：其他业务利润	5		800,176.70	730,190.87
减：营业费用	6		6,422,229.89	4,874,409.30
管理费用	7		29,414,437.78	33,366,033.40
财务费用	8		8,078,990.40	3,481,402.48
三、营业利润	9		6,034,392.61	28,387,813.84
加：投资收益	10	2-13	1,078,221.60	880,304.00
补贴收入	11			
营业外收入	12		3,783,260.42	3,007,614.34
减：营业外支出	13		495,633.60	330,311.61
四、利润总额	14		10,201,078.03	30,925,472.18
减：所得税	15	2-14	1,249,500.00	4,346,263.80
五、净利润	16		8,951,474.93	26,580,136.60
加：年初未分配利润	17		60,368,011.28	37,209,872.08
其他转入	18			
六、可供分配的利润	19		65,337,280.18	54,780,070.08
减：提取法定盈余公积	20			
提取法定公益金	21			
七、可供股东分配的利润	22		65,337,280.18	54,780,070.08
减：应付优先股股利	23			
提取任意盈余公积	24			
应付普通股股利	25			
转作股本的普通股股利	26			
八、未分配利润	27		65,337,280.18	54,780,070.08

合并利润及利润分配表

编制单位：太原化工股份有限公司　　2002年1至6月　　单位：人民币元　　会合02表

项目	行次	注释	本期数	上年同期数
一、主营业务收入	1	1-29	337,598,644.36	404,450,312.14
减：主营业务成本	2	1-30	282,725,094.86	330,754,420.80
主营业务税金及附加	3	1-31	2,142,954.71	2,464,307.88
二、主营业务利润	4		52,730,594.79	71,231,583.61
加：其他业务利润	5	1-32	900,182.44	730,195.87
减：营业费用	6		6,812,585.08	6,824,801.76
管理费用	7		29,356,042.61	36,201,302.99
财务费用	8	1-33	8,837,921.88	3,810,084.40
三、营业利润	9		8,130,227.88	27,028,490.07
加：投资收益	10		-191,199.37	-33,438.78
补贴收入	11			
营业外收入	12	1-34	3,306,921.14	4,041,145.88
减：营业外支出	13	1-35	704,233.65	488,326.10
四、利润总额	14		11,640,716.84	30,810,780.86
减：所得税	15	1-36	1,731,107.38	4,801,612.98
少数股东损益	16		868,133.53	430,000.30
五、净利润	17		8,951,474.93	25,580,138.59
加：年初未分配利润	18		65,044,818.34	30,144,981.00
其他转入	19			
六、可供分配的利润	20		63,996,293.27	55,725,120.60
减：提取法定盈余公积	21			
提取法定公益金	22			
七、可供股东分配的利润	23		63,996,293.27	55,725,120.60
减：应付优先股股利	24			
提取任意盈余公积	25			
应付普通股股利	26			
转作股本的普通股股利	27			
八、未分配利润	28		63,996,293.27	55,725,120.60

资 产 负 债 表

编制单位：太原化工股份有限公司　　2002年6月30日　　单位：人民币元　　会企01表

资产	行次	注释	2002.6.30	2001.12.31
流动资产：	1			
货币资金	2		227,253,317.61	395,548,256.18
短期投资	3			56,400,000.00
应收票据	4		3,672,300.00	3,035,150.00
应收股利	5		7,314,700.93	7,314,700.93
应收利息	6			
应收帐款	7	2-1	516,185,246.99	444,940,182.93
其他应收款	8	2-2	71,954,651.45	61,092,581.99
预付帐款	9	2-3	83,876,491.06	88,208,440.35
期货保证金	10			
应收补贴款	11			
应收出口退税	12			
存货	13		230,822,391.67	231,347,769.57
待摊费用	14		16,748,323.94	15,677,430.08
一年内到期的长期债权投资	15			
其他流动资产	16			
流动资产合计	17		1,157,827,323.55	1,303,449,513.03
长期投资：	18			
长期股权投资	19	2-4	29,921,992.11	30,242,760.83
长期债权投资	20			
长期投资合计	21		29,921,992.11	30,242,760.83
固定资产：	22			
固定资产原价	23	2-5	1,203,591,931.53	1,201,706,776.90
减：累计折旧	24	2-5	804,568,304.69	780,834,154.47
固定资产净值	25		399,023,626.83	421,872,622.81
减：固定资产减值准备	26	2-5	7,436,844.43	7,436,844.43
固定资产净额	27		391,586,782.40	414,435,778.38
固定资产清理	28		-24,000.00	-72,000.00
工程物资	29			
在建工程	30		273,688,518.91	171,274,688.98
固定资产合计	31		665,241,701.31	585,638,467.08
无形资产及其他资产：	32			
无形资产	33			
长期待摊费用	34		6,138,984.84	7,289,835.74
其他长期资产	35			
无形资产及其他资产合计	36		6,138,984.84	7,289,835.74
递延税项：	37			
递延税款借项	38			
资产总计	39		1,859,130,301.81	1,923,615,665.36

负债及股东权益	行次	注释	2002.6.30	2001.12.31
流动负债：	40			
短期借款	41	2-6	278,550,000.00	344,550,000.00
应付票据	42		5,900,000.00	39,500,000.00
应付帐款	43	2-7	293,657,819.85	273,638,290.86
预收帐款	44	2-8	180,455,946.60	101,991,168.55
应付工资	45			
应付福利费	46		3,355,724.42	1,266,711.00
应付股利	47			10,949,368.00
应交税金	48		12,320,817.84	14,885,338.10
其他应交款	49		7,242,431.42	7,032,389.28
其他应付款	50	2-9	94,853,095.89	76,963,760.39
预提费用	51		2,050,137.89	1,904,765.93
预计负债	52			
一年内到期的长期负债	53			
其他流动负债	54			
流动负债合计	55		797,393,065.11	869,770,651.78
长期负债：	56			
长期借款	57		10,755,049.38	8,731,201.11
应付债券	58			
长期应付款	59			
专项应付款	60			
其他长期负债	61		15,375,000.00	18,450,000.00
长期负债合计	62		26,130,049.38	27,181,201.11
	63			
递延税项：	64			
递延税款贷项	65			
	66			
负债合计	67		823,524,014.39	896,960,852.87
	68			
股东权益：	69			
股本	70		358,904,000.00	358,904,000.00
资本公积	71		590,549,063.87	590,549,063.87
盈余公积	72	2-10	20,813,937.37	20,813,937.37
其中：公益金	73		6,891,418.18	6,891,418.18
未分配利润	74		65,337,286.18	56,385,811.25
	75			
股东权益合计	76		1,035,606,287.42	1,026,654,812.49
	77			
负债与股东权益总计	78		1,859,130,301.81	1,923,615,665.36

新天国际经贸股份有限公司

2002年半年度报告摘要

重要提示

本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

公司董事岳志荣先生、李风东先生、李志琛先生、王国梅先生、王东先生、赵连平先生未能亲自出席审议本报告的董事会会议，分别书面委托贾伯炜先生、常江先生代行董事职权。

本半年度报告摘要的目的仅是为公众提供公司上半年的经营情况，报告全文同时刊载于http://www.sse.com.cn。投资者欲作出重大决策之前，应当仔细阅读半年度报告全文。

本公司半年度报告未经审计。

新天国际经贸股份有限公司
董事会

第一节 公司基本情况简介

一、公司基本情况

1、公司股票上市交易所：上海证券交易所

股票简称：新天国际

股票代码：600084

2、法定代表人：贾伯炜

3、公司董事会秘书：高新山

电子信箱：600084dmb@21cn.com

证券事务代表：帅飞

联系电话：0991-8882439

传真：0991-8882439

二、公司主要财务数据和指标

（金额单位：元）

项目	2002年1-6月	2001年1-6月
净利润	33,144,972.21	35,430,985.55
扣除非经常性损益后的净利润	33,179,472.90	35,572,208.62
全面摊薄后每股收益(元/股)	0.1409	0.15
每股经营活动产生的现金流量净额	0.0674	0.05
全面摊薄净资产收益率(%)	4.3805	5.4
扣除非经常损益后加权平均净资产收益率(%)	4.6816	5.4

注：扣除非经常性损益项目和涉及金额：

(1) 营业外收入 10,328.50元。

(2) 营业外支出 44,829.19元。

指标	2002年6月30日	2001年12月31日
每股净资产	3.2173	2.88
调整后每股净资产	3.2175	2.77
股东权益(不含少数股东权益)	710,293,852.26	677,148,880.05

注：扣除非经常性损益项目为34,500.69元。

第二节 股本变动和主要股东持股情况

一、股本变动情况

报告期内，公司股本未发生变动。

二、报告期末公司股东总户数

报告期末公司股东总数为 23338户。

三、主要股东持股情况(前十大股东)

(2002年6月28日)

股东名称	持有股份(股)	持股比例(%)
1 新天国际经济技术合作(集团)有限公司	118300000	50.30
2 中国成套设备进出口(集团)总公司	11103300	4.72
3 新疆北中房地产发有限公司	11103300	4.72
4 新疆生产建设兵团投资中心	5441800	2.31
5 金盛基金	410030	0.17
6 鸿阳基金	322900	0.14
7 鹏华成长	292200	0.12
8 孙贵才	253906	0.11
9 王俊才	246839	0.10
10简四	231699	0.10

注：1.持股5%(含5%)以上的法人股东所持股份未发生抵押、冻结等情况。

2.新天国际经济技术合作(集团)有限公司代表国家持有国有法人股。

3.公司发起人股东未转让所持本公司股份。

4.公司前4名发起人股东之间不存在关联关系，第5-10位为流通股东，本公司未知其关联关系。

第三节 董事、监事、高级管理人员情况

一、报告期末，董事、监事、高级管理人员持有本公司股票情况

报告期末，董事、监事、高级管理人员持有本公司股票未发生变化(新增补的董事、监事及高级管理人员均未持有本公司股票)。

二、报告期末，公司董事、监事、高级管理人员的变动情况

1.2002年4月26日，经公司二届八次董事会审议决定：由于工作变动原因，同意岳志荣先生辞去公司董事长职务；同意李风东先生辞去公司总经理职务；同意黄立军先生辞去公司董事、副总经理职务；同意刘瑞敏先生辞去公司董事职务；同意郑文芳女士辞去公司总会计师职务；同意苏鹏先生辞去公司总农艺师职务；同意郭勇先生辞去公司副总经理职务；同意贾伯炜先生辞去公司副总经理职务；

同时经公司二届八次董事会决议：推举贾伯炜先生担任公司董事长；聘任常江先生为公司总经理；聘任钟勇先生、王军先生担任公司副总经理；聘任陈军先生为公司总会计师；并提名王军先生、郭勇先生为公司第二届董事会增补董事候选人。

2、2002年4月26日，经公司二届六次监事会审议决定：由于工作变动原因，同意李明军先生辞去公司监事长及监事职务。

同时经公司二届六次监事会决议：推举李新萍女士为公司监事长；并提名罗晓文先生为公司第二届监事会增补监事候选人。

3、2002年5月28日，经公司二届九次董事会审议决定：提名朱小平先生、孙宽平先生为公司第二届董事会独立董事候选人。

4、2002年6月30日，经公司2002年第二次临时股东大会审议通过：增补王军先生、郭勇先生为公司第二届董事会董事；增补罗晓文先生为公司第二届监事会监事；聘请朱小平先生、孙宽平先生为公司第二届董事会独立董事。

第四节 管理层讨论与分析

一、经营成果及财务状况

1、报告期内主要财务指标完成情况

1)主营业务收入42970万元，较上年同期降低6.68%。

2)主营业务利润9098万元，较上年同期增长5.18%。

3)实现利润3314万元，较上年同期降低 6.46%。

4)现金及现金等价物净增加额-4021万元，较上年同期减少20865万元。

其中：a 主营业务收入较上年同期减少3076万元，主要是因为报告期内公司经营品种重点有所调整，业务量较上年同期有所下降。

b.主营业务利润较上年同期增加448万元，主要是公司葡萄酒产量增加，单位成本降低，毛利增加。

2、公司资产状况

1)公司总资产207712万元，较期初增长7.97%。

2)股东权益71029万元，较期初增长4.89%。

其中：资产总额增加主要原因是负债和股东权益均有所增加所致；股东权益增加是因为本期净收益增加。

二、报告期内主要经营情况

1、公司主营业务范围为国内、国际贸易、国际经济技术合作、葡萄种植及葡萄酒生产销售、农业综合开发及农副产品深加工等。

2、2002年上半年，公司在股东会、董事会、监事会的领导和支持下，经公司全体员工的共同努力，生产经营、企业管理等各项工作取得了较好的成绩，主营业务利润较上年同期有所增加.

3、报告期内公司主营业务收入的行业构成情况

类别	本期数	上年同期数	本期数占主营业务收入比例%
农业类	68,679,351.27	44,487,133.62	15.98
商贸类	361,017,316.27	415,969,570.56	84.02
合计	429,696,667.54	460,456,704.18	100.00

三、公司投资情况

1、报告期内，公司无募集资金或以前期间募集资金使用延续到报告期的情况。

2、报告期内，本公司出资3亿元，按2001年12月31日新天国际葡萄酒业有限公司经审计后的单位净资产1.716元予以折股增加其注册资本金17483万元。本次增资后，新天国际葡萄酒业有限公司注册资本为23557万元。股东持股情况分别如下：

新天集团	200万元	0.85%
新天国际	21483万元	91.19%
伊力特	1874万元	7.96%
注册资本	23557万元	100%

该次增资工商变更手续已于2002年4月13日办理完毕。

四、报告期实际经营情况与期初比较

1.进出口贸易方面，在稳定进口钢材市场份额的基础上，积极扩大电解铜、钢丝、高碳铬铁、铝锭等相关产品市场份额，同时利用自身的贸易网络优势，大力开展代理进口业务。上半年公司累计进出口额占新疆兵团进出口总额的二分之一，约占新疆全区进出口总额的25%。

2.葡萄酒业方面，葡萄基地总结育苗经验，加强对农户的技术指导与管理；酒厂生产狠抓质量工作，在ISO9002质量管理体系的基础上加大对设备、工艺的管理；技术中心招贤纳才，大力倡导科技创新和技术研发工作；启动玛纳斯厂二期扩建工程；进一步加大了葡萄酒的营销网络建设，积极开拓销售市场。

3.农业产业进一步优化和调整。通过引进先进的农业机械，建立了集引进、推广、技术跟踪三位一体的服务平台，把为农业生产提供技术的行业，通过整合形成了具有一定规模的高技术性农业附属产业。

五、下半年经营计划

1.积极、主动跟踪市场信息，根据国际政策的变化情况，继续稳固进口贸易中钢材的市场销售份额，同时加大有色金属产品的进口贸易。在保持公司原有对独联体出口贸易稳步增长基础上，以公司自有农产品为依托，努力开拓中亚市场。

2.认真做好2002年秋季榨期管理工作，确保玛纳斯酒厂二期扩建工程完工并投入使用；加强葡萄原料的品质控制，全方位开展葡萄酒产品的营销；利用新疆资源优势，广泛开展新产品的开发；在完成定岗定员的同时，进一步全面实行目标责任管理；以全新理念狠抓10月份以后的销售旺季。

3.做好2002年秋季农产品的收获工作，有效提高农产品加工能力。大力发展绿色无公害的农产品，通过应用较先进的科技管理手段，降低产品成本、提高产品质量，争取赢得更大的市场份额。

4.加大农机销售款项回收。做好农业机械的后续技术服务，提高服务技能和服务意识，使农业附属产业结构合理、技术先进，从而提高农业的科技贡献率。

5.积极做好增发新股再融资工作，做好募集资金投资项目的前期准备，有效利用资本市场，为公司未来发展创造有利条件。

第五节 重要事项

一、报告期内实施2001年度利润分配方案的情况

经公司2001年度股东大会审议通过，公司2001年度分配方案为：以公司2001年12月31日的总股本23518.04万股为基数计算，向全体股东每10股派0.6元人民币现金红利(含税)，共计分配股利14,110,824.0元。

上述方案已按期实施，股权登记日为2002年6月12日，除息日为2002年6月13日，分红派息公告刊登于2002年6月8日的《中国证券报》和《上海证券报》。

二、公司2001年增发方案的进展情况

报告期内，公司2002年4月12日召开2001年度股东大会审议通过决议，将《公司关于2001年实施公募增发A股的议案》有效期延期六个月至2002年11月21日。截止报告期末，公司有关增发新股申请材料仍处中国证监会审核程序之中。

三、重大诉讼、仲裁事项

报告期内公司未发生重大诉讼、仲裁事项，也无以前期间发生但持续到报告期仍在进行的重大诉讼、仲裁事项。

四、收购、兼并、资产重组事项

报告期内无收购、兼并、资产重组事项。

五、重大关联交易事项

1、报告期公司为新天国际经济技术合作(集团)有限公司供电1,065,953度，共计349,140.18元。

2、报告期公司为新天国际经济技术合作(集团)有限公司供暖222,188.46平方米，共计270,921.14元。

3、报告期公司为新天国际经济技术合作(集团)有限供水391,767立方米，共计78,353.40元。

4、本公司对新疆新天房地产有限公司的房产项目投资共计11,000万元，全部为延续2001年联建项目投资；本报告期收回5,000万元投资本金及2001年度投资收益13,275,373.40元。根据双方协议，本报告期公司按占房产项目利润的70%共分得利润4,817,885.58元。

六、重大合同及其履行情况

1、托管、承包、租赁其他公司资产或其他公司托管、承包、租赁公司资产事宜。

报告期内公司没有发生托管、承包、租赁其他公司资产或其他公司托管、承包、租赁公司资产事宜，也无以前期间发生但延续到报告期仍在进行的托管、承包、租赁其他公司资产或其他公司托管、承包、租赁公司资产事宜。

2、重大担保事项。

报告期内公司未发生对外担保事项，也无以前期间发生但延续到报告期仍然有效的重大担保事项。

3、委托现金资产管理事项。

报告期内公司未发生委托他人进行现金及资产管理事项，也无以前期间发生但延续到报告期仍在进行的委托他人进行的现金及资产管理事项。

七、公司或持股5%以上股东的承诺事项。

报告期内公司2001年度利润分配方案已实施完毕，除此之外，公司在指定报纸和网站上未披露过承诺事项，也无以前期间发生但延续到报告期履行的承诺事项。

持有公司5%以上股份的股东未在指定报纸和网站上披露过承诺事项，也无以前期间发生但延续到报告期履行的承诺事项。

八、半年度财务报告的审计情况。

公司2002年半年度财务报告未经审计。

九、半年度报告的利润分配及公积金转增情况。

公司2002年上半年利润不分配、不转增。

十、其他重大事项。

报告期内，本公司控股的新天国际葡萄酒业有限公司(以下简称新天酒业)以股权置换形式实施增资扩股。股权置换完成后，新天酒业持有新疆西域酒业有限公司(以下简称西域酒业)77.33%的股权；新疆中基实业股份有限公司持有新天酒业增资后8.43%的股权。

新天酒业本次股权置换增资扩股的有关工商变更于2002年7月23日完成。完成增资后新天酒业注册资本为25725.5万元，各股东持股比例如下：

新天国际	83.51%	新中基	8.43%
伊力特	7.28%	新天集团	0.78%

第六节 财务报告

一、会计报表(见附表)

二、公司半年度财务报告未经审计。

第七节 备查文件

1、载有董事长亲笔签名的半年度报告文本。

2、载有法定代表人、财务负责人、会计机构负责人签名并盖章的会计报表。

3、报告期内在中国证监会指定报刊上公开披露过的所有文件的正本及公告原稿。

4、公司章程。

新天国际经贸股份有限公司董事会

二00二年八月二十日

现金流量表

编制单位：新天国际经贸股份有限公司　2002年6月30日　单位：人民币元

项目	注释	合并数	母公司数
一、经营活动产生的现金流量			
销售商品、提供劳务收到的现金		513,791,622.88	469,130,363.65
收到的税费返还		-	-
收到的其他与经营活动有关的现金		35,930,313.61	35,930,313.61
现金流入小计		549,721,936.49	505,060,677.26
购买商品、接受劳务支付的现金		481,240,438.70	428,430,030.12
支付给职工以及为职工支付的现金		5,482,806.73	3,443,636.25
支付的各项税费		26,535,353.16	11,841,006.28
支付的其他与经营活动有关的现金	33	20,808,685.90	49,770,084.58
现金流出小计		534,067,279.98	493,484,737.23
经营活动产生的现金流量净额		15,654,556.51	11,575,940.03
二、投资活动产生的现金流量：		-	-
收回投资所收到的现金		50,000,000.00	50,000,000.00
取得投资收益所收到的现金		13,275,373.40	13,275,373.40
处置固定资产、无形资产和其他长期资产所收回的现金净额		10,328.50	10,328.50
收到的其他与投资活动有关的现金		-	-
现金流入小计		63,285,701.90	63,285,701.90
购建固定资产、无形资产和其他长期资产所支付的现金		66,076,384.64	1,316,689.13
投资所支付的现金		-	-
支付的其他与投资活动有关的现金		90,931,933.17	50,230,313.61
现金流出小计		157,007,317.81	51,547,002.74
投资活动产生的现金流量净额		-93,721,615.91	11,738,699.16
三、筹资活动产生的现金流量：		-	-
吸收投资所收到的现金		-	-
借款所收到的现金		225,140,000.00	175,140,000.00
收到的其他与筹资活动有关的现金		4,160,000.00	-
现金流入小计		229,300,000.00	175,140,000.00
偿还债务所支付的现金		140,000,000.00	140,000,000.00
分配股利、利润或偿付利息所支付的现金		51,441,850.36	46,260,135.73
支付的其他与筹资活动有关的现金		-	-
现金流出小计		191,441,850.36	186,260,135.73
筹资活动产生的现金流量净额		37,858,149.64	-11,120,135.73
四、汇率变动对现金的影响		-	-
		-	-
五、现金及现金等价物净增加额		-40,208,909.76	-37,805,496.54

利润表

编制单位：新天国际经贸股份有限公司　单位：人民币元

项目	注释	2002年6月30日 合并数	2002年6月30日 母公司数	2001年6月30日 合并数	2001年6月30日 母公司数
一、主营业务收入	20	429,696,667.54	377,381,895.53	460,456,704.18	459,592,221.17
减：主营业务成本	20	335,333,173.89	310,330,819.95	371,092,989.10	359,614,666.56
主营业务税金及附加	27	3,367,099.34	393,307.34	3,439,590.47	101,192.79
二、主营业务利润		90,981,393.31	66,708,324.94	86,503,483.57	65,878,272.10
加：其他业务利润	28	3,819,195.83	3,791,209.13	3,221,094.10	3,221,094.10
减：存货跌价损失					
减：营业费用	29	21,569,675.90	8,422,866.63	23,124,359.00	17,091,433.38
管理费用	30	6,997,919.48	3,709,853.85	7,678,979.14	5,409,981.99
财务费用	31	29,361,322.43	24,343,376.80	19,118,839.38	18,993,741.00
三、营业利润		36,870,480.54	34,137,310.80	39,805,837.95	36,613,228.83
加：投资收益	32	4,817,885.88	9,189,853.04	4,981,838.18	9,470,860.42
补贴收入				55,674.76	55,674.76
营业外收入		10,328.50	10,328.50	20,799.89	17,328.49
减：营业外支出		44,829.19	43,449.87	317,648.51	296,044.19
四、利润总额		41,764,053.33	37,295,351.20	44,208,794.07	39,957,907.14
减：所得税		7,052,816.04	4,149,379.18	7,914,712.33	4,876,234.19
减：少数股东损益		1,556,319.10		821,356.15	
五、净利润		33,144,972.21	33,144,972.21	35,430,985.55	35,430,985.55
加：年初未分配利润		177,898,583.93	183,250,425.00	149,151,226.78	153,921,209.40
盈余公积转入					
六、可供分配的利润		210,843,555.14	216,395,397.21	184,582,211.33	189,352,191.95
减：提取法定盈余公积					
提取法定公益金					
七、可供股东分配的利润		210,843,555.14	216,395,397.21	184,582,211.33	189,352,191.95
减：应付优先股股利					
应付普通股股利				14,090,800.00	14,090,800.00
转作股本的普通股股利					
八、未分配利润		210,843,555.14	216,395,397.21	170,491,411.33	175,261,391.95

资产负债表

2001年12月31日

编制单位：新天国际经贸股份有限公司　单位：人民币元

资产	注释	2002年6月30日 合并数	2002年6月30日 母公司数	2001年12月31日 合并数	2001年12月31日 母公司数
流动资产					
货币资金	1	297,845,772.97	261,486,335.06	338,054,697.88	299,290,831.83
短期投资			-		
应收票据	2	119,475,811.04	119,476,811.04	69,384,009.90	69,384,009.00
应收股利			-		
应收利息					
应收账款	3-1	134,665,498.99	36,350,397.19	133,802,030.30	91,091,310.84
其他应收款	3-2	193,923,476.64	219,712,980.09	97,473,572.73	671,758,768.89
预付账款	4	156,001,782.71	77,392,843.83	170,517,283.03	77,437,074.48
应收补贴款			-		
存货	5	395,795,881.37	311,834,912.75	218,097,106.39	140,570,721.75
待摊费用	6	9,401,791.50		19,331,963.37	270,671.27
一年内到期的长期债权投资					
其他流动资产					
流动资产合计		1,214,185,188.97	1,084,440,487.96	1,049,245,147.40	1,239,762,486.05
长期投资					
长期股权投资	7	21,756,990.67	406,240,445.66	21,758,990.67	100,377,011.80
其他长期投资	7	64,817,885.58	64,811,086.30	123,278,373.40	123,278,373.40
长期投资合计		86,574,876.25	469,058,531.22	145,037,362.07	223,653,380.90
固定资产					
固定资产原价	8	727,896,840.24	297,149,482.51	667,440,959.49	296,309,958.84
减：累计折旧	8	104,833,562.33	81,987,879.02	85,859,100.69	73,549,891.82
固定资产净值		622,943,277.91	215,161,893.49	581,581,858.80	222,940,067.32
减：固定资产减值准备	9	7,332,452.26	7,332,452.26	7,332,452.26	7,332,452.26
固定资产净额		615,530,825.65	207,829,451.33	574,249,006.54	215,607,615.06
工程物资					
在建工程	10	131,339,242.57	25,041,357.76	126,571,997.25	24,444,537.20
固定资产清理					
固定资产合计		746,870,068.22	232,871,501.89	700,821,003.79	240,052,152.26
无形资产及其他资产					
无形资产	11	17,953,994.00	-	17,901,617.96	
长期待摊费用	12	11,857,127.08	8,936,753.60	11,766,174.15	9,205,852.87
其他长期资产			-		
无形资产及其他资产合计		29,811,121.08	8,936,753.60	29,667,792.11	9,205,852.87
递延税项					
递延税款借项			-		
资产总计		2,077,121,323.42	1,765,029,556.76	1,923,776,235.37	1,712,744,021.14

资产负债表（续）

2002年6月30日

编制单位：新天国际经贸股份有限公司　单位：人民币元

负债及股东权益	注释	2002年6月30日 合并数	2002年6月30日 母公司数	2001年12月31日 合并数	2001年12月31日 母公司数
流动负债					
短期借款	13	654,340,349.00	569,340,349.00	539,700,349.00	489,700,349.00
应付票据	14	18,882,640.00	-	13,679,737.40	
应付账款	15	91,074,610.20	75,329,030.19	86,072,950.04	55,055,187.82
预收账款	16	42,909,484.90	61,675,801.60	25,668,247.98	21,578,220.05
应付工资	17	1,151,175.26	960,831.82	1,960,566.92	1,791,131.92
应付福利费		2,334,556.98	1,303,556.09	3,553,315.91	1,089,932.45
应付股利				14,110,824.00	14,110,824.00
应交税金	18	4,545,035.31	-1,918,850.94	12,000,653.32	3,407,379.21
其他应交款			-		
其他应付款	19	47,065,686.99	22,249,741.37	43,082,358.99	18,772,831.17
预提费用		1,709,855.91	1,709,855.91	1,221,938.83	1,221,938.83
预计负债			-		
一年内到期的长期负债	20	89,000,000.00	65,000,000.00	212,173,833.33	212,173,833.33
其他流动负债			-		
流动负债合计		993,471,649.14	795,542,990.19	977,787,840.49	800,621,437.78
长期负债					
长期借款	21	219,000,000.00	259,000,000.00	254,000,000.00	234,000,000.00
应付债券		-	-		
长期应付款		8,000,000.00	-	3,840,000.00	
专项应付款		-	-		
其他长期负债		-	-		
长期负债合计		227,000,000.00	259,000,000.00	257,840,000.00	234,000,000.00
递延税项				-	-
递延税款贷项					
负债合计		1,220,471,649.14	1,054,542,990.19	1,231,627,840.49	1,034,621,437.78
少数股东权益		46,355,831.97		14,999,514.81	
股东权益					
股本	22	235,180,400.00	235,180,400.00	235,180,400.00	235,180,400.00
资本公积	23	210,635,515.40	210,635,515.40	210,635,515.40	210,635,515.00
盈余公积	24	45,634,381.72	41,036,243.96	45,634,381.72	41,036,243.96
其中：法定公益金		15,211,460.57	13,685,414.65	15,211,460.57	13,685,414.65
未分配利润	25	218,843,555.14	216,395,397.21	177,898,583.93	183,250,425.00
股东权益合计		710,293,852.26	711,247,854.57	677,148,880.05	678,122,584.36
负债及股东权益合计		2,077,121,323.42	1,765,029,556.76	1,923,776,235.37	1,712,744,022.14

股票简称：长丰通信　　股票代码：000892　　公告编号：2002-023

重庆长丰通信股份有限公司

2002年 半年度报告摘要

重要提示

公司董事会及董事保证本报告所载资料不存在虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本半年度报告摘要的目的仅是为公众提供公司上半年的简要情况，报告全文同时刊载于http://www.cninfo.com.cn。

投资者在作出重大决策之前，应当仔细阅读半年度报告全文。

公司半年度财务报告已经深圳鹏城会计师事务所审计并出具有解释性说明无保留意见的审计报告，本公司管理层对相关事项已作详细说明，请投资者注意阅读。

一、公司基本情况

[illegible]

二、股本变动和主要股东持股情况

[illegible]

三、董事、监事、高级管理人员情况

[illegible]

四、管理层讨论与分析

[illegible]

五、重要事项

(一) 公司以前期间拟定、在报告期实施的利润分配方案、公积金转增股本方案或发行新股方案的执行情况。

[illegible]

六、财务报告

[illegible]

重庆长丰通信股份有限公司

利润及利润分配表

2002年1-6月

金额单位：人民币元

项目	附注	2002年1-6月 合并	2002年1-6月 母公司	2001年1-6月 合并	2001年1-6月 母公司
一、主营业务收入	五.28	237,561,860.63	175,365,394.65	182,676,528.59	16,000,000.00
减：主营业务成本	五.28	122,598,664.16	108,678,974.91	77,813,713.63	6,000,480.00
主营业务税金及附加	五.29	8,224,339.83	3,995,652.79	1,982,286.77	-110,800.00
二、主营业务利润		106,738,856.64	62,580,756.95	73,860,528.19	11,170,000.00
加：其他业务利润	五.30	1,572,227.89	1,572,227.89	1,648,124.34	1,637,489.52
减：营业费用		4,175,678.48	-	3,365,536.63	-
管理费用		22,179,896.50	14,660,377.11	6,729,591.29	3,878,638.04
财务费用	五.31	28,228,286.39	19,960,124.22	12,995,478.61	10,418,973.75
三、营业利润		54,127,231.17	29,532,523.59	51,810,052.88	-1,482,122.27
加：投资收益	五.32	-11,398,912.53	5,019,139.05	8,482,588.93	51,780,063.88
补贴收入		7,500,000.00	-	-	-
营业外收入		2,140.00	-	9,931.31	-
减：营业外支出		212,503.85	271,983.94	2,705.96	159.00
四、利润总额		45,557,954.74	34,279,769.59	60,300,858.33	50,297,791.39
减：所得税		12,607,678.00	5,073,696.20	480,180.33	-
少数股东损益		3,744,202.36	-	9,522,884.61	-
未确认投资损失		-		-	
五、净利润		29,206,073.40	29,206,073.39	50,297,791.39	50,297,791.39
加：年初未分配利润	五.27	61,070,109.07	92,964,479.89	218,742,226.24	123,130,177.37
其他转入		-	-	-	-
六、可供分配的利润		90,276,182.47	122,170,553.28	169,040,017.63	173,427,968.76
减：提取法定盈余公积		-	-	-	
提取法定公益金		-		-	
七、可供股东分配的利润		90,276,182.47	122,170,553.28	169,040,017.63	173,427,968.76
减：应付优先股股利		-	-	-	-
提取任意盈余公积		-	-	-	-
应付普通股股利		-	-	-	-
转作股本的普通股股利		-	-	-	-
八、未分配利润		90,276,182.47	122,170,553.28	169,040,017.63	173,427,968.76

（附注系会计报表的组成部分）

现金流量表

2002年1-6月

[illegible]

现金流量表（续）

2002年1-6月

[illegible]

资产负债表

2002年6月30日

[illegible]

资产负债表（续）

2002年6月30日

[illegible]

七、备查文件

[illegible]

重庆长丰通信股份有限公司董事会

二〇〇二年八月二十日

股票简称：长丰通信　　股票代码：000892　　公告编号：2002-021

重庆长丰通信股份有限公司第二届董事会第十九次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重庆长丰通信股份有限公司第二届十九次董事会于2002年8月20日在公司办公楼会议室召开，董事长饶卫平女士主持会议，应到董事9名，实到董事7名，有2名董事因公出差，特委托参会董事代为出席会议并行使表决权，监事会召集人列席了会议。本次会议符合《公司法》和《公司章程》的有关规定，会议审议通过如下议案：

1、审议通过了《公司2002年半年度报告及摘要》。

2、审议通过了公司2002年上半年利润分配预案。

根据深圳市鹏城会计师事务所出具的审计报告，公司2002年上半年共实现净利润29,206,073.40元，加上2001年末转入的未分配利润61,070,109.07元，2002年上半年实际可供股东分配的利润共计90,276,182.47元。为了加快公司通信产业的快速发展，公司董事会决定2002年上半年不分红，也不进行公积金转增股本。

3、审议通过了续聘深圳鹏城会计师事务所为本公司2002年半年度财务审计单位的议案。

特此公告

重庆长丰通信股份有限公司董事会

二〇〇二年八月二十日

股票简称：长丰通信　　股票代码：000892　　公告编号：2002-022

重庆长丰通信股份有限公司第二届七次监事会决议公告

重庆长丰通信股份有限公司第二届七次监事会于2002年8月20日在公司办公楼会议室召开，监事会召集人李家泉先生主持会议，应到监事5人，实到监事5人。本次会议符合《公司法》、《公司章程》有关规定，会议审议通过如下议案：

1、审议通过了《公司2002年半年度报告及摘要》。

[illegible]

182.47元。为了加快公司通信产业的快速发展，公司董事会决定2002年上半年不分红，也不进行公积金转增股本。

特此公告

[illegible]

根据深圳市鹏城会计师事务所出具的审计报告，公司2002年上半年共实现净利润29,206,073.40元，加上2001年末转入的未分配利润61,070,109.07元，2002年上半年实际可供股东分配的利润共计90,276,

(上接第28版)

(五)下半年计划

1.下半年公司经营计划

(1)以中国证监会和国家经贸委组织开展上市公司建立现代企业制度检查为动力，进一步完善法人治理结构，规范公司运作，提高公司治理水平。

(2)以获得公路工程施工总承包特级资质为契机，进一步加大市场开发力度，扩大市场占有份额，提高路桥建设知名度，树立路桥建设品牌。

(3)以积极抓好公司发展战略规划的实施工作为平台，整合内部资源，优化资源配置，增强企业的发展后劲。

(4)以贯彻落实公司年初提出的"向管理要效益"为目标，下大力气抓好5个统一，即：一是工程分包与结算集中统一；二是材料采购集中统一；三是机械设备管理集中统一；四是标后预算集中统一；五是成本控制集中统一，从源头上抓管理，从源头上抓效益。

(5)以ISO9000质量管理体系开展为基础，进一步强化质量管理，通过多创优质工程和生产高质量的机械产品推动升企业的市场竞争力。

(6)以建设具有公司自己特色的企业文化为根本，培养员工的创新精神、团队精神、忠诚敬业，为人才成长营造良好的环境。

2.下半年可能影响公司经营成果和财务状况的因素

本公司控股子公司路桥华南工程有限公司正在积极申报免征所得税两年的优惠政策，如获批准，将对公司净利润产生积极的影响。

五、重要事项

(一)报告期内利润分配方案的执行情况。

经2002年5月16日召开的公司2001年度股东大会审议通过，公司2001年度利润分配方案为：按2001年年度末总股本408,133,010股为基数，每10股派现0.3元(含税)计12,243,990.30元，资本公积金不转增股本，尚余62,121,301.87元结转2002年度。2002年6月10日公司在《上海证券报》、《中国证券报》上刊登了分红派息公告，股权登记日为2002年6月13日，除息日为2002年6月14日，现金红利发放日为2002年6月20日。公司2001年度分红派息已实施完毕。

(二)报告期内公司无重大诉讼、仲裁事项，也无以前期间发生但持续到报告期的重大诉讼、仲裁事项。

(三)报告期内公司无重大资产收购、出售或处置及企业收购兼并事项，也无以前期间发生但持续到报告期的重大资产收购、出售或处置及企业收购兼并事项。

(四)关联交易情况

1、采购货物

公司向关联方采购货物采用市场价格原则。本公司本期向关联方采购货物127.86万元，占采购总额的0.19%。

2、销售货物

公司向关联方销售货物采用市场价格定价。本公司本期向关联方销售货物960.14万元，占年销售额的0.21%。

3、机械租赁

公司本期向关联方出租机械设备57.94万元。

4、接受劳务

关联方本期向公司提供劳务4.84万元。

5、支付土地租赁费

公司本期根据协议向西安筑路机械厂支付土地租赁费141.12万元。

6、担保

截止2002年6月30日，路桥集团第二公路工程局为本公司控股子公司西安筑路机械有限公司209,708,631.45元银行借款提供担保；

截止2002年6月30日，中交第一公路勘察设计研究院为本公司控股子公司西安筑路机械有限公司8957万元银行借款提供担保；

截止2002年6月30日，路桥集团第一公路工程局为本公司1,050万元借款提供担保保证。

7、抵押

截止2002年6月30日，路桥集团第二公路工程局以其所有的土地使用权为本公司控股子公司路桥华南工程有限公司1,300万元银行借款提供抵押保证；

截止2002年6月30日，西安筑路机械厂以其所拥有的土地使用权为本公司控股子公司西安筑路机械有限公司4,550万元银行借款提供抵押保证；

8、支付综合服务费

公司本期根据《综合服务协议》向关联方支付综合服务费97万元。

以上关联交易明细详见会计报表附注。

(五)重大合同

1.报告期内公司没有发生或以前期间发生但延续到报告期内的重大托管、承包、租赁其他公司资产或其他公司托管、承包、租赁上市公司资产的事项。

2.报告期内公司没有发生或以前期间发生但延续到报告期内的重大担保事项。

3.报告期内公司没有发生或以前期间发生但延续到报告期内的重大委托理财。

(六)公司5%以上股东的承诺事项：

公司控股股东中国路桥(集团)总公司的全资子公司——中国路桥集团(香港)有限公司2001年10月与公司签定的《资产置换协议》中承诺：在自2002年至2004年三年期间内，置入资产东环广场之四分四房产的年租金收入低于3,000万元时，中国路桥集团(香港)有限公司将向公司补足该不足部分。

(七)公司半年度报告未经审计。

(八)其他重要事项

1.2002年6月28日，根据中华人民共和国建设部《关于公布第四批建设项目审批的建筑企业名单的公告》(第49号)，批准路桥集团国际建设股份有限公司主项资质等级为公路工程施工总承包特级、增项资质等级为市政公用工程施工总承包壹级、桥梁工程专业承包壹级、公路路面工程专业承包壹级、公路路基工程专业承包壹级；批准公司的控股子公司路桥华南工程有限公司主项资质等级为公路工程施工总承包壹级，增项资质等级为桥梁工程专业承包壹级、公路路面工程专业承包壹级、公路路基工程专业承包壹级。

2.2002年7月8日本公司收到河北省沧州市中级人民法院应诉通知书、民事裁定书，沧州市沧兴物资贸易中心诉本公司给付拖欠工程材料款18,960,847.85元及利息，本公司正在积极应诉。

3.本公司控股子公司路桥华南工程有限公司，2002年5月14日经广东省科学技术厅认定为广东省高新技术企业(粤科高字〔2002〕94号)，根据粤府办〔1999〕52号文件以及广东省地方税务局粤地税发〔1999〕183号文件的有关规定，该公司所得税税率为15%。

4.2002年8月21日，公司与路桥集团第一公路工程局签署《关于转让应收账款的协议》，本公司将京沪高速公路三、四合同项目的50,707,159元应收账款按照原值转让给该局。本次转让已经公司第二届三次董事会会议审议通过，但尚须提请公司2002年第一次临时股东大会审议。

六、财务报告

(一)会计报告请参见附表

母公司利润分配表

2002年1—6月

编制单位：路桥集团国际建设股份有限公司　　单位：元

项目	行次	2002年1-6月	2001年1-6月
一、净利润	1	16,441,719.12	24,776,572.80
加：年初未分配利润	2	61,171,301.67	36,457,131.46
其他转入	4		
二、可供分配的利润	8	78,586,021.79	71,233,654.06
减：提取法定盈余公积	9		
提取法定公益金	10		
提取职工奖励及福利基金	11		
提取储备基金	12		
提取企业发展基金	13		
利润归还投资	14		
三、可供股东分配的利润	16	78,586,021.79	71,233,654.06
减：应付优先股股利	17		
提取任意盈余公积	18		
应付普通股股利	19		
转作股本的普通股股利	20		
四、未分配利润	25	78,586,021.79	71,233,654.06

合并利润分配表

2002年1—6月

编制单位：路桥集团国际建设股份有限公司　　单位：元

项目	行次	2002年1-6月	2001年1-6月
一、净利润	1	17,513,014.75	21,106,178.92
加：年初未分配利润	2	45,855,875.46	29,526,629.85
其他转入	4		
二、可供分配的利润	8	63,368,890.21	50,633,018.77
减：提取法定盈余公积	9		
提取法定公益金	10		
提取职工奖励及福利基金	11		
提取储备基金	12		
提取企业发展基金	13		
利润归还投资	14		
三、可供股东分配的利润	16	63,368,890.21	50,633,018.77
减：应付优先股股利	17		
提取任意盈余公积	18		
应付普通股股利	19		
转作股本的普通股股利	20		
四、未分配利润	21	63,368,890.21	50,633,018.77

(二)会计报表附注

1.公司执行中华人民共和国财政部颁布的《企业会计准则》、《企业会计制度》及其补充规定，本期未发生会计政策、会计估计变更。

2.合并会计报表范围变化

2002年7月8日本公司与中山市三角镇华石土方工程公司合资设立路桥华南工程有限公司，本公司持其股份97.08%，本期增加合并该公司会计报表。

七、备查文件

(一)载有董事长签名的2002年半年度报告；

(二)载有法定代表人、财务负责人和会计主管人员签名并盖章的财务报告文本；

(三)报告期内在中国证监会指定报纸上公开披露过的所有公司文件的正本及公告原稿；

(四)公司章程。

董事长签名：马国栋

路桥集团国际建设股份有限公司

2002年8月21日

合并资产负债表

2002年6月30日

[illegible]

合并资产负债表(续)

2002年6月30日

项目	行次	年初数	期末数	项目	行次	年初数	期末数
[illegible]				[illegible]			
其他长期资产	53	2,562,611.73	1,369,217.83	其中：法定公益金	120	11,949,476.74	11,959,476.74
无形资产及其他资产合计	54	7,584,690.75	5,474,944.51	未分配利润	121	45,055,875.46	62,560,388.33
	55			外币报表折算差额		-4,467.64	-4,067.10
递延税项：							
递延税款借项	61			股东权益合计		1,349,244,301.46	1,356,763,466.83
资产总计	67	2,665,935,475.11	2,722,279,294.28	负债和股东权益总计		2,665,935,475.11	2,722,279,294.28

(上接第25版)

(1)今年上半年由于受化工市场低迷及国家政策调整等因素影响，致使部分主要化工产品，如聚氯乙烯、烧碱、环己酮等市场价格滑坡；本公司合成氨停车技改后，因试车不正常发生电加热器出口至中变入口管道爆裂和低压变换内件部分受损，使硝铵产量下降；加上本公司主要煤、焦原料因国家关停中小煤矿的政策影响，造成价格上涨，使主营业务收入比上年同期下降了16.53%，完成年计划82000万元的41.17%，主营业务利润比上年同期减少下降了25.97%，给我公司经营带来了一些困难，报告期内实现净利润比去年同期减少1662.87万元，降低65.01%，公司已于2002年7月23日公告予警(见《中国证券报》、《上海证券报》)。

影响主营业务收入减少的主要原因是销量和价格变化所致，有10余种产品因销量因素影响主营业务收入减少8737万元，其中主要是合成氨分公司停产影响主营业务收入减少6867万元；因价格下降影响主营业务收入减少3189.8万元，其中：聚氯乙烯平均每吨价格比上年同期下降808.44元，影响收入减少1054.69万元，烧碱平均每吨价格比上年同期下降488.22元，影响收入减少802.46万元；环己酮平均每吨价格比上年同期下降1227.11元，影响收入减少242.64万元。

公司正采取多种措施，加强管理，努力降低成本，增加产量和促销，力争下半年有好转。

(2)总资产和股东权益与上年同期相比变动幅度不大。

(3)现金及现金等价物净增加值减少，主要是由于投资和筹资活动产生的现金净流量减少所致。

4、公司主营业务10%以上主要产品的构成及变化情况：

按产品分类	本期主营业务收入(元)	占总收入比例% 本期	上年同期	本期主营业务成本(元)	占总成本比例% 本期	上年同期	增减说明
铵系列	39748137.18	11.77	26.46	37073999.49	13.11	25.52	销量减少
氯碱系列	65647189.32	19.45	14.58	53071160.93	18.77	12.96	销量增加
聚氯乙烯系列	54203032.20	16.06	10.02	46879203.58	16.58	9.86	销量增加
焦碳及深加工	104713310.37	31.02	22.67	85772374.72	30.34	21.88	价格上升
铂网	36210188.18	10.73	7.95	32131277.40	11.36	8.44	销量增加

(1)公司主营业务的地区主要在省内、国内。

(2)报告期除上述原因外，无其它对报告期收入、利润产生重大影响的经营业务。

(二)募集资金使用情况

截止到2002年6月30日项目投资：

单位：万元

募集资金的方式	投资项目	项目总投资	项目预计收益	实际投资金额	投入进度
A股发行	钢铵NPK项目	11000	2938	36.2	0.3
A股发行	合成氨系统节能增产技术改造项目	4444	1431	5721.30	128.74
A股发行	年产6000吨的高纯、超细高活性氧化锌项目	4873	1389	121.91	2.5
A股发行	年产1万吨环己酮技改项目	4255	1042	40.21	0.9
A股发行	年产2万吨纳米级超细碳酸钙项目	4416	1713	3887.18	88.02
A股发行	6万吨PVC项目	21945	6480	13821.22	62.98
A股发行	焦化煤气净化环保项目	4512	255	3358.03	74.42

合计：募集资金总投入达26986.05万元。

(三)下半年公司经营计划：

1、针对全球化工市场低迷的影响和国家关停小煤矿，造成原料煤焦涨价等因素，下半年公司将按年初生产经营计划考核，强化目标成本管理，积极调动营销人员的积极性，采取优化营销队伍，完善激励和约束机制等多种措施；积极开拓市场，增加主营产品的市场占有率，加大新产品开发力度，寻求新的利润增长点；同时，千方百计降低成本、强化生产、调度、运输的各环节的指挥，紧紧抓住"营销、成本、环保、质量、安全、市场"六大环节，争取使公司年度计划完成主要经济指标。

2、公司针对今年生产经营中出现的合成氨技改试车不正常，导致主导产品硝铵被迫停车，产量和效益下降，目前公司组成工作组，并由一名副经理带队，专门负责该项技改项目的试车和完善，并调整了该分公司的领导班子，下半年要集中人力、物力、财力，同时明确提出在确保质量安全的前提下做好各项基础工作，责任到人，尽快达产。

3、由于上述市场滑坡，高煤等原料涨价及合成氨技改设备故障等原因，虽经千方百计努力，今年全年指标完成将会受到一定影响，近期正扎实做好合成氨复产的各项工作，组成专项工作委员会，狠抓工艺技术，设备管理和安全环保工作，确保稳产达标，预计下半年完成销售收入33000万元左右。

五、重要事项

(一)公司报告期拟定的利润分配预案、公积金转增股本预案：

报告期内公司不分配，也不进行公积金转增股本。

(二)公司上年度利润分配方案、公积金转增股本方案及其执行情况，报告期内配股方案的实施情况：

公司2002年5月9日召开的股东大会上通过了2001年度利润分配方案，即每10股派发现金红利0.28元(含税)，共计分配股利10049368元，余额55044818.34元转至下一年度，由新老股东共享，有关公告刊登于2002年5月10日的《中国证券报》、《上海证券报》。该分配方案已在报告期内付诸实施，股权登记日：2002年6月13日，除息日：2002年6月14日，红利发放日：2002年6月28日。

(三)报告期内公司重大诉讼、仲裁事项：

报告期内公司无重大诉讼、仲裁事项发生。

(四)报告期内收购及出售资产、吸收合并事项的简要情况及进程，说明上述事项对公司财务状况和经营成果的影响：

报告期内公司无收购兼并、资产重组事项。

(五)报告期内公司重大关联交易事项

1、购销商品、提供劳务发生的关联交易：

根据公司与太原化学工业集团有限公司签订的《综合服务合同》和《供货合同》，因双方生产的产品均有部分为对方生产所需要以及互供劳务等，此合同约定为：双方相互提供货物及劳务时，有国家定价的执行国家定价，无国家定价的执行市场价格或双方根据公平原则协商定价。

报告期本公司与控股股东，发生关联交易事项如下：

① 采购：

单位：元

关联方	与本公司关系	交易内容	交易金额 2002年1-6月	2001年1-6月	定价原则
太原化学工业集团有限公司	控股股东	汽	606,331.38	2,051,398.45	合同价
太原化学工业集团有限公司	控股股东	水	—	1,486,288.53	合同价
太原化学工业集团有限公司	控股股东	产品	6,646,927.61	12,477,530.62	市场价
太原化学工业集团有限公司	控股股东	修理费	1,089,946.03	4,642,372.87	合同价
太原化学工业集团有限公司	控股股东	铁运费	4,313,700.03	5,087,987.37	合同价
合计			12,656,905.04	25,745,577.84	

② 销售：

单位：元

关联方	与本公司关系	交易内容	交易金额 2002年1-6月	2001年1-6月	定价原则
太原化学工业集团有限公司	控股股东	电	10,816,545.58	18,984,337.27	合同价
太原化学工业集团有限公司	控股股东	产品	29,821,297.56	36,145,261.47	市场价
太原化学工业集团有限公司	控股股东	蒸汽	4,984,760.28	5,524,250.90	合同价
合计			45,622,603.42	60,653,849.64	

2、资产、股权转让发生的关联交易：

报告期公司未发生资产、股权转让的关联交易。

3、公司与关联方(包括未纳入合并范围的子公司)存在债权、债务往来、担保等事项的，应该披露形成的原因及其对公司的影响：

1)关联交易2002年6月末余额240,493,878.07元，其中经营性占用228,016,116.33元，占应收帐款总额560,370,660.98元的40.68%，形成原因见五-(五)-1。因太原化学工业集团有限公司是综合性的特大型生产企业，以及历史沿革形成互用公用设施等原因，本公司与其互供原材料及产品、劳务等的情况仍会持续。

2)太原化学工业集团有限公司为本公司担保980万元流动资金贷款。

4、其他重大关联交易：

其他关联交易详见财务会计报告中会计报表附注。

(六)、托管、承包、租赁其他公司资产或其他公司托管、承包、租赁上市公司资产的事项：

托管、承包、租赁情况说明：

报告期内，本公司仍向集团有限公司租赁土地使用权494,784.41平方米，租赁房屋使用权4940.52平方米，根据《综合服务合同》土地使用权租金总额3170万元，从公司成立之日起前五年每年支付64万元，后十五年每年支付190万元；除此外无其他托管、承包、租赁其他公司资产及其他公司托管、承包、租赁本公司资产的情况。

(七)、聘任、解聘会计师事务所情况：

原聘任的会计师事务所因未通过中国会计师协会年检，根据本公司工作需要经2002年5月9日年度股东大会审议通过聘请天一会计师事务所有限责任公司为本公司财务审计机构。

(八)、公司对外担保事项：

为了促进本公司长远发展，本着平等互利的原则，本公司与山西焦化股份有限公司双方达成协议相互为对方提供担保，并签了金额4.5亿元为期两年的互保合同。详见(2001年12月14日《中国证券报》、《上海证券报》、《证券时报》)，报告期内公司已给山西焦化股份有限公司提供担保17300万元；除此以外未以公司资产为本公司控股股东及其子公司、附属企业或者个人及任何单位提供债务担保。

(九)委托资产管理事项：

2001年委托海通证券理财余额5640万元，于今年一季度已全部收回(本公司2002年4月6日在年度报告中已公告，见《上海证券报》、《中国证券报》、《证券时报》)，报告期未发生新的委托事项。

(十)其它重大事项：

(1)根据太原市国家税务局征收二分局2002年2月1日以并国税征二局综发(2002)16号文件，关于2002年减免税企业的通知，同意本公司2002年度继续减免销售磷复混肥产品增值税。(见2002年2月5日《上海证券报》、《中国证券报》)。

(2)纳米碳酸钙微乳液装置项目投产，标志着本公司纳米复合PVC树脂的工业化技术已形成完整的工业化生产体系。(2002年2月1日《上海证券报》、《中国证券报》公告)

(3)经山西省对外贸易经济合作厅晋外经贸发(2002)66文件批准本公司享有产品进出口权。(2002年4月13日《上海证券报》、《中国证券报》公告)

六、财务报告(未经审计)

(一)会计报表(见附表)

(二)会计报表附注：

1、报告期内，公司未发生会计政策、会计估计变更与会计差错更正事项。

2、报告期内，公司财务报告合并范围未发生重大变化。

太原化工股份有限公司

二〇〇二年八月二十一日

合并资产负债表

2002年6月30日

编制单位：太原化工股份有限公司　　会股01表　　单位：人民币元

资产	行次	注释	2002.6.30	2001.12.31	负债及股东权益	行次	注释	2002.6.30	2001.12.31
流动资产：	1				流动负债：	41			
货币资金	2	1-1	239,763,829.76	390,153,652.38	短期借款	42	1-14	380,830,000.00	360,830,000.00
短期投资	3	1-2		56,400,000.00	应付票据	43	1-15	8,900,000.00	39,600,000.00
应收票据	4	1-3	3,472,380.00	3,035,150.00	应付账款	44	1-16	310,448,983.12	393,474,267.68
应收股利	5				预收账款	45	1-17	114,844,262.08	117,890,833.81
应收利息	6				应付工资	46			
应收账款	7	1-4	539,077,421.37	471,385,727.18	应付福利费	47		3,397,318.40	1,122,610.31
其他应收款	8	1-5	83,359,153.81	74,349,636.17	应付股利	48	1-18	457,360.00	10,954,008.00
预付账款	9	1-6	86,921,914.03	89,032,073.89	应交税金	49	1-19	16,407,291.09	17,008,269.98
期货保证金	10				其他应交款	50	1-20	7,398,645.31	7,206,588.28
应收补贴款	11				其他应付款	51	1-21	111,905,467.82	80,848,388.01
应收出口退税	12				预提费用	52	1-22	2,860,127.88	1,894,765.93
存货	13	1-7	262,193,829.71	263,285,586.65	预计负债	53			
待摊费用	14	1-8	16,828,323.04	18,537,438.08	一年内到期的长期负债	54			
一年内到期的长期债权投资	15				其他流动负债	55			
其他流动资产	16				流动负债合计	56		957,728,486.61	919,834,799.63
流动资产合计	17		1,231,810,873.84	1,365,330,366.36	长期负债：	57			
长期投资：	18				长期借款	58	1-23	10,755,040.28	8,731,201.11
长期股权投资	19	1-9	9,168,280.00	6,152,919.26	应付债券	59			
合并价差(长期股权投资差额)	20	1-10	874,136.17	4,080,696.30	长期应付款	60			
长期债权投资	21				专项应付款	61			
长期投资合计	22		10,042,416.17	10,233,615.56	其他长期负债	62	1-24	16,375,800.06	18,450,060.00
固定资产：	23				长期负债合计	63		28,130,840.28	27,181,261.11
固定资产原价	24	1-11	1,212,133,876.03	1,208,181,382.40	递延税项：	64			
减：累计折旧	25	1-11	806,227,658.81	782,321,914.54	递延税款贷项	65			
固定资产净值	26		405,906,217.22	425,779,448.66		66			
减：固定资产减值准备	27	1-11	7,436,844.43	7,436,844.43	负债合计	67		978,869,706.70	947,016,000.73
固定资产净额	28		398,469,372.79	418,342,604.23		68			
固定资产清理	29		-54,000.00	-72,000.00	少数股东权益	69		9,186,249.67	8,388,110.04
工程物资	30					70			
在建工程	31	1-12	207,313,736.62	180,884,619.39	股东权益：	71			
固定资产合计	32		605,849,060.33	599,155,122.78	股本	72	1-25	380,906,000.00	380,906,000.00
无形资产及其他资产：	33				资本公积	73	1-26	580,540,683.87	580,649,683.87
无形资产	34				盈余公积	74	1-27	22,154,930.28	23,154,930.28
长期待摊费用	35	1-13	6,138,884.64	7,389,925.74	其中：公益金	75		7,389,468.84	7,389,468.44
其他长期资产	36				未分配利润	76	1-28	83,906,393.37	66,646,858.34
无形资产及其他资产合计	37		6,138,884.64	7,389,925.74		77			
递延税项：	38				股东权益合计	78		1,035,488,327.47	1,016,454,813.49
递延税款借项	39					79			
资产总计	40		1,923,441,242.78	1,981,978,929.78	负债与股东权益合计	80		1,923,441,242.78	1,981,978,929.78

路桥集团国际建设股份有限公司

2002年半年度报告摘要

重要提示

本公司董事会及董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本半年度报告摘要的目的仅是为公众提供公司上半年的简要情况，报告全文同时刊载于www.sse.com.cn。投资者在作出重大决策之前，应当仔细阅读半年度报告全文。

公司半年度报告未经审计。

一、公司基本情况

(一)基本情况简介：

1.公司股票上市交易所：上海证券交易所

股票简称：路桥建设

股票代码：600263

2.公司董事会秘书：韶成新

公司董事会证券事务代表：郑凯

联系地址：北京东城区东中街9号东环广场A座写字楼八层

邮　编：100027

联系电话：010-64181166　010-64181913

传　真：010-64182080

电子信箱：zqb@crbcint.com

(二)主要财务数据和指标

财务指标	单位	2002年1-6月	2001年1-6月
净利润	元	17,513,014.75	21,306,198.92
扣除非经常性损益后的净利润	元	16,285,956.83	17,518,051.17
净资产收益率	%	1.28%	1.53%
每股收益	元	0.043	0.052
每股经营活动产生的现金流量净额	元	0.021	0.005

* 扣除非经常性损益项目：营业外收入为1,724,634.10元，营业外支出为497,576.20元。

财务指标	单位	2002年6月30日	2001年12月31日
股东权益(不包含少数股东权益)	元	1,366,757,406.23	1,349,244,391.48
每股净资产	元	3.349	3.306
调整后的每股净资产	元	3.142	3.139

二、股本变动和主要股东持股情况

(一)报告期内，公司股本总额及结构未发生变动。

(二)报告期末公司在册股东总数为63,509户。

(三)报告期末公司前10名股东持股情况：

股东名称	期末持股	报告期内增减额	持股比例	股份性质
1、中国路桥(集团)总公司	291,508,010	0	71.42%	国有法人股
2、中国港湾(集团)总公司	7,939,545	0	1.95%	社会公众股
3、银宏基金	1,518,900	+675,204	0.37%	社会公众股
4、普华基金	1,422,878	+1,422,878	0.35%	社会公众股
5、长江证券	1,222,300	+1,222,300	0.30%	社会公众股
6、景福基金	710,155	+190,451	0.17%	社会公众股
7、京津塘高速公路北京市公司	669,200	+268,700	0.16%	社会公众股
8、中交第一公路勘察设计研究院	650,000	0	0.16%	国有法人股
9、同盛基金	590,000	+590,000	0.14%	社会公众股
10、中交第二公路勘察设计研究院	585,000	0	0.14%	国有法人股

注：1、报告期内，中国路桥(集团)总公司是唯一持有公司5%以上股份的股东，其持有的股份在本报告期内未发生变动，无质押、冻结或托管情况。

2、前十名股东中，中交第一公路勘察设计研究院、中交第二公路勘察设计研究院为第一大股东中国路桥(集团)总公司之全资子公司。除此之外，公司未知其他7名股东之间有无关联关系。

(四)报告期内，公司控股股东未发生变化。

三、董事、监事、高级管理人员情况

(一)报告期内，董事、监事、高级管理人员均未持有本公司股票。

(二)报告期内，董事、监事、高级管理人员变动情况

1、2002年4月5日，公司第一届董事会第十二次会议通过因工作变动原因免去杨维丰先生副总经理职务，聘任杨思民先生为公司副总经理。

2、因第一届董事会任期届满，经2002年5月16日召开的公司2001年度股东大会选举，马国栋先生、毛志远先生、马嗣煜先生、陈玉昆先生、韶成新先生、季晓东先生、朱耀庭先生、张之强先生等8人为公司第二届董事会董事(暂缺独立董事1名)，其中朱耀庭先生、张之强先生为独立董事。

3、因第一届监事会任期届满，经2002年5月16日召开的公司2001年度股东大会选举，朱登新先生、张国军先生、刘伯璧先生为公司第二届监事会监事，与职工民主选举产生的职工代表监事董付堂先生、程文先先生共同组成公司第二届监事会。

4、2002年5月16日，公司第二届董事会第一次会议选举马国栋先生为公司董事长、毛志远先生为公司副董事长。聘任毛志远先生为公司总经理，聘任韶成新先生、赵云先生、杨思民先生为公司副总经理，聘任陈宁先生为公司财务总监，聘任韶成新先生为公司董事会秘书。

5、2002年5月16日，公司第二届监事会第一次会议选举朱登新先生为公司监事会主席。

四、管理层讨论与分析

(一)报告期内的经营成果及财务状况分析

1、主营业务收入、主营业务利润、净利润、现金及现金等价物净增加额同比增减情况：

单位：人民币元

项　目	2002年1-6	2001年1-6月	增减比例(%)
主营业务收入	800,436,299.52	550,086,261.41	45.51%
主营业务利润	60,749,755.83	62,817,112.90	-3.29%
净利润	17,513,014.75	21,306,198.92	-17.80%
现金及现金等价物净增加额	-20,252,156.94	-347,521,907.10	94.17%

* * 主要变动原因：

(1)主营业务收入与去年同期相比增加45.51%，主要原因是本公司在建35个项目，在2002年上半年大部分项目进入施工高潮期。

(2)主营业务利润与去年同期相比有所下降，主要原因是工程材料、油料价格上涨，造成成本上升；公司工业产品面临激烈竞争，为占领市场价格下调，单位利润下降。

(3)净利润与去年同期相比降幅较大，主要原因是本公司境内享受7.5%所得税税率的优惠政策期满，从2002年1月1日起改为15%所得税税率缴纳；本公司所属控股子公司西安筑路机械有限公司享受的免征所得税两年的优惠政策期满，从2002年1月1日起改为15%所得税税率缴纳。

(4)现金和现金等价物净增加额与去年同期相比变化较大，主要原因是去年同期募集资金大量投入使用所致。

2、总资产、股东权益与期初相比的变化情况：

项　目	2002年6月30日	2001年12月31日	增减比例(%)
总资产	2,737,279,264.28	2,665,935,475.11	2.68%
股东权益	1,366,757,406.23	1,349,244,391.48	1.30%

* * 主要变动原因：

(1)总资产增加原因是本年在建项目较多，存货、工程施工增加以及按权益法计算的长期投资增加所致；

(2)股东权益增加原因是本年实现利润所致。

(二)报告期内主要经营情况

1、公司主营业务范围及其经营状况

公司主要从事公路、桥梁、机场、港口、隧道、给排水及其他土木工程建设总承包；筑路机械开发、制造、销售；公路收费经营；交通工程管理咨询；自有房屋租赁；计算机系统、智能交通、智能建筑的设计和安装；实业投资、风险投资和高科技项目投资。经过2001年的调整，公司基本形成了工程施工、投资与物业租赁、工业制造、智能电子等产业框架。

报告期内公司进一步强化管理，加大项目开发力度，本期新签合同额109,241.32万元；完成主营业务收入80,043.63万元；实现利润总额2,104.16万元。

2、公司主营业务行业及地区构成情况

(1)主营业务收入分行业构成如下：

行业	主营业务收入	主营业务成本
工业	131,977,987.55	100,951,897.79
施工建筑业	652,526,477.10	610,506,199.97
电子和交通工程	2,963,652.33	2,530,536.62
租赁服务业	12,968,182.54	6,059,851.51
内部合并抵销	-	(243,038.72)
合　计	800,436,299.52	719,805,447.17

(2)主营业务收入分地区构成如下：

地区	主营业务收入	主营业务成本
西南	220,479,282.80	201,292,235.77
西北	144,288,256.11	114,052,197.96
华东	191,668,100.25	173,424,114.57
华南	29,841,398.91	23,498,608.71
华中	31,425,585.35	29,709,530.14
华北	182,733,676.10	177,828,760.02
合　计	800,436,299.52	719,805,447.17

(三)报告期内公司投资情况

1、募集资金使用情况

截止2002年6月30日募集资金使用情况(见附表)

2、项目进度及收益情况

(1)2002年上半年购置施工设备607.9万元，累计投入7,563.8万元。购置的施工设备已经用于公司的施工生产中，提高了公司的技术装备水平，提高了公司的生产能力，加快公司在建的主要施工项目的施工进度，产生了较好的经济效益和社会效益。

(2)西安筑路机械有限公司(以下简称"西筑公司")技改项目：2002年上半年投入使用1,076.7万元，累计完成投资8,089.3万元。至此，西筑公司募集资金技改项目已全部完成。

a.系列高等级公路养护设备引进开发项目

该项目总投资2,200万元，2002年上半年完成投资890.3万元，累计完成投资2,185.3万元，已经全部完成。该项目目前生产四台沥青稀浆封层机并已全部销售；生产并已销售乳化沥青设备两台，该项目目前共实现销售收入1,333.8万元，实现毛利151.25万元。

b. 计算机集成制造系统

该项目总投资803万元，2002年上半年完成投资186.4万元，累计完成投资804.5万元。目前计算机工作站已建成投入运行，进一步提高了企业主导产品设计开发的效率和质量，使西筑公司依靠现代化的高科技手段，走上科技创新之路。

(3)资产置换：本公司资产置换项目已经完成，资产置换差价余款已于2002年8月1日全部支付完毕。

按2001年11月26日召开的2001年第二次临时股东大会审议通过的《关于变更募集资金投向的议案》和《公司与中国路桥集团(香港)有限公司资产置换的议案及其<资产置换协议>》，公司变更部分募集资金投向，以货币资金15,225万元和肯尼亚办事处及萨那办事处的所有资产(含相关负债)作为代价置换中国路桥集团(香港)有限公司持有的中怡香港有限公司100%的股权。2002年上半年公司从中怡香港有限公司实现股权收益534.68万元。

其他项目情况见公司2001年年度报告。

到目前为止，累计使用募集资金79,374.1万元，尚未投入使用的募集资金存放在银行。

3、其它投资情况

2002年2月8日公司与中山市三角镇砂石土方工程公司合资设立路桥华南工程有限公司。该公司注册资本为人民币6,850.75万元，路桥集团国际建设股份有限公司以资产作价6,650.75万元，占注册资本的97.08%。

详细情况参见公司2001年年度报告。

(四)报告期实际经营成果与计划对比

年初公司提出"向管理要效益"的奋斗目标，计划实现合同额233,000万元，主营业务收入175,000万元的目标。今年上半年，公司实现合同额109,241.32万元，与去年同期基本持平，为全年计划46.88%；主营业务收入80,043.63万元，同比增长45.51%，为全年计划45.74%，主要原因为公司所属施工行业特点，上半年受冬雨季施工影响和春节放假所致，预计年末能够完成年度经营计划。

(下转第26版)

母公司利润表

2002年1—6月

编制单位：路桥集团国际建设股份有限公司　　单位：元

项　目	行次	2001年1-6月	2001年度	2002年1-6月
一、主营业务收入	1	452,010,788.20	1,400,634,490.60	382,680,671.12
减：主营业务成本	4	405,824,295.78	1,282,689,591.90	366,499,608.40
主营业务税金及附加	5	12,085,431.95	40,585,154.59	11,384,883.83
二、主营业务利润（亏损以"—"号填列）	10	34,101,060.47	77,459,744.11	4,384,978.89
加：其他业务利润（亏损以"—"号填列）	11	2,607,778.24	1,307,222.56	1,100,312.17
减：存货跌价损失	12			
营业费用	13			
管理费用	14	28,073,597.44	83,983,840.36	24,134,953.18
财务费用	15	-2,321,326.21	-4,598,799.39	1,016,979.45
三、营业利润（亏损以"—"号填列）	18	10,956,667.48	19,681,925.70	-19,666,841.87
加：投资收益（损失以"—"号填列）	19	12,719,000.76	31,489,769.78	35,856,850.95
补贴收入	22			
营业外收入	23	534,938.87	1,262,390.02	747,268.74
减：营业外支出	25	495,287.56	2,056,606.69	472,470.20
四、利润总额（亏损总额以"—"号填列）	27	23,715,328.55	50,487,478.78	16,464,719.92
减：所得税	28	1,618,618.91	2,702,277.91	0
少数股东损益	29			
五、净利润（净亏损以"—"号填列）	30	22,098,609.64	47,785,200.87	16,464,719.92

附注：

非常项目：	上年实际数	本年累计数
1.出售、处置部门或被投资单位		
2.自然灾害发生的损失		
3.会计政策变更		
4.其他		

合并利润表

2002年1-6月

编制单位：路桥集团国际建设股份有限公司　　单位：元

项　目	2001年1-6月	2001年度	2002年1-6月
一、主营业务收入	550,086,261.41	1,636,112,483.38	800,436,299.52
减：折扣与折让			
主营业务收入净额	550,086,261.41	1,636,112,483.38	800,436,299.52
减：主营业务成本	474,712,931.79	1,452,495,252.87	719,805,447.17
主营业务税金及附加	12,566,216.72	43,517,450.17	19,881,096.52
二、主营业务利润（亏损以"—"号填列）	62,817,112.90	140,099,780.34	60,749,755.83
加：其他业务利润（亏损以"—"号填列）	2,572,732.31	2,715,938.53	1,831,385.11
减：存货跌价损失			
营业费用	4,383,470.65	10,791,237.04	6,788,207.23
管理费用	42,524,101.41	94,539,289.63	45,780,630.48
财务费用	-1,250,717.11	6,774,610.53	6,665,619.85
三、营业利润（亏损以"—"号填列）	19,732,990.26	31,210,582.67	3,348,887.38
加：投资收益（损失以"—"号填列）	3,774,177.06	19,728,411.68	18,465,908.89
补贴收入			
营业外收入	538,936.87	1,339,837.41	1,724,634.10
减：营业外支出	524,966.18	4,429,954.63	497,576.20
四、利润总额（亏损总额以"—"号填列）	23,521,138.01	47,848,877.13	21,041,864.17
减：所得税	1,618,618.91	3,182,174.34	3,571,166.19
少数股东损益	596,322.18	1,337,005.99	-42,628.77
五、净利润（净亏损以"—"号填列）	21,306,198.92	43,329,696.80	17,513,014.75

附注：

非常项目：	上年实际数		本年累计数
1.出售、处置部门或被投资单位			
2.自然灾害发生的损失			
3.会计政策变更			
4.其他			

合并现金流量表

2002年1-6月

编制单位：路桥集团国际建设股份有限公司　　单位：元

项　目	行次	金额
一、经营活动产生的现金流量：		
销售商品、提供劳务收到的现金	1	789,160,146.51
收到的税费返还	3	6,597,476.78
收到的其他与经营活动有关的现金	8	4,159,272.10
现金流入小计	9	799,916,895.39
购买商品、接受劳务支付的现金	10	673,567,391.22
支付给职工以及为职工支付的现金	12	45,153,283.91
支付的各项税费	13	30,082,778.30
支付的其他与经营活动有关的现金	18	42,642,770.84
现金流出小计	20	791,446,124.27
经营活动产生的现金流量净额	21	8,470,771.12
二、投资活动产生的现金流量：		
收回投资所收到的现金	22	
取得投资收益所收到的现金	23	1,973,450.00
处置固定资产、无形资产和其他长期资产而收回的现金净额	25	2,775,850.00
收到的其他与投资活动有关的现金	28	
现金流入小计	29	4,749,300.00
购建固定资产、无形资产和其他长期资产所支付的现金	30	24,702,828.50
投资所支付的现金	31	
支付的其他与投资活动有关的现金	35	
现金流出小计	36	24,702,828.50
投资活动产生的现金流量净额	37	-19,953,528.50
三、筹资活动产生的现金流量：		
吸收投资所收到的现金	38	
借款所收到的现金	40	204,500,000.00
收到的其他与筹资活动有关的现金	43	52,965.30
现金流入小计	44	204,552,965.30
偿还债务所支付的现金	45	200,635,488.59
分配股利、利润或偿付利息所支付的现金	46	12,469,377.44
支付的其他与筹资活动有关的现金	52	217,247.73

母公司资产负债表

2002年6月30日

编制单位：路桥集团国际建设股份有限公司　　单位：元

资　产	行次	年初数	期末数
流动资产：			
货币资金	1	206,339,377.49	165,690,083.34
短期投资	2	1,342,210.00	
应收票据	3		-
应收股利	4	7,470,781.92	6,593,321.02

证券代码：600263　　股票简称：路桥建设　　编　号：临2002-007

路桥集团国际建设股份有限公司第二届董事会第三次会议决议暨召开2002年第一次临时股东大会公告

路桥集团国际建设股份有限公司(以下简称"公司")第二届董事会第三次会议于2002年8月21日上午在公司大会议室召开。会议应到董事8人，实到8人。会议符合《公司法》及《公司章程》的有关规定，公司监事会成员和高级管理人员列席了会议。

会议由公司董事长马国栋先生主持，与会董事审议并一致同意通过了如下决议：

一、审议通过了《公司2002年半年度报告及报告摘要》；

二、审议通过了《公司发展战略规划》；

三、审议通过了公司向路桥集团第一公路工程局转让应收账款的议案；

为盘活存量资产，优化资产结构，降低潜在坏账风险，迅速回笼资金，公司拟将截至2002年6月30日河北省京沪高速公路第三、四合同项目的应收账款按账面原值50,707,159元转让给路桥集团第一公路工程局。

中国路桥(集团)总公司系本公司控股股东，路桥集团第一公路工程局系中国路桥(集团)总公司的全资附属企业，上述行为构成关联交易，与该关联交易有利害关系的3名关联董事对此议案回避了表决，5名非关联董事一致通过了该议案。

以上议案尚须获得公司2002年第一次临时股东大会审议批准，关联股东在股东大会上将放弃对该议案的表决权。

四、审议通过关于提请股东大会授权董事会全权办理本次转让应收账款有关具体事宜的议案；

五、决定于2002年9月26日上午9:30召开2002年第一次临时股东大会。具体事项如下：

(一)召开会议基本情况

1、会议时间：2002年9月26日上午9:30；

2、会议地点：北京市东城区东直门南大街6号东方花园饭店会议室；

3、会议表决方式：现场表决。

(二)会议审议事项

1、审议公司向路桥集团第一公路工程局转让应收账款的议案；

2、审议关于授权公司董事会全权办理本次转让应收账款有关具体事宜的议案。

(三)会议出席对象

1、本公司的董事、监事、高级管理人员及聘任律师；

2、截至2002年9月19日下午交易日结算后，在中国证券登记结算有限责任公司上海分公司登记在册并办理了出席会议登记手续的公司全体股东。股东可以委托代理人出席会议和参加表决，该股东代理人可以不是公司股东。

(四)会议登记方法

1、登记手续：股东参加会议，请于2002年9月23-24日(上午9:00-11:00；下午13:30-16:00)持股东账户卡、本人身份证和持股凭证；委托代理人持本人身份证、授权委托书、委托人股东账户卡、委托人身份证办理登记。法人股东持营业执照复印件、法人授权委托书、出席人身份证办理登记。股东登记可以用信函或传真方式登记；

2、登记地点：北京市东城区东中街9号东环广场A座写字楼8层路桥建设董事会秘书处。

(五)其他

1、会议联系人：韶成新　郑凯

电话：010-64181166-8050

传真：010-64182080

地址：北京市东城区东中街9号东环广场A座写字楼8层

路桥建设董事会秘书处

邮编：100027

2、与会股东食宿及交通费用自理。

路桥集团国际建设股份有限公司董事会

二〇〇二年八月二十一日

附件：

授权委托书

兹全权委托　　　先生/女士代表我单位/本人出席路桥集团国际建设股份有限公司于2002年9月26日召开的2002年度第一次临时股东大会，并对会议所有事项代为行使表决权。

委托人签名：　　　身份证号码：

委托人持有股数：　　　委托人股东账号：

受托人签名：　　　身份证号码：

受托日期：2002年　月　日

(本委托书有效期限：自2002年　月　日至　月　日)

证券代码：600263　　股票简称：路桥建设　　编　号：临2002-008

路桥集团国际建设股份有限公司第二届监事会第二次会议决议公告

路桥集团国际建设股份有限公司(以下简称"公司")第二届监事会第二次会议于2002年8月21日上午11时在公司小会议室召开。会议应到监事5人，实到4人，会议符合《公司法》及《公司章程》的有关规定。会议由监事张国军先生主持，会议审议通过了以下决议：

一、审议通过了《公司2002年半年度报告及报告摘要》；

二、审议通过了公司向路桥集团第一公路工程局转让应收账款的议案。

监事会认为：

1、本次公司董事会会议召集、召开、审议及表决程序符合《公司法》和《公司章程》的规定。

2、本次公司董事会会议审议的公司向路桥集团第一公路工程局转让应收账款的交易属于关联交易，关联方董事回避了该项关联交易表决。

3、本次交易有利于公司盘活存量资产，迅速回笼资金，有利于降低成本，提高公司的盈利能力。本次关联交易遵循了公开、公平、公正的原则，符合公司和全体股东的利益，对本公司及全体股东是公平的。

路桥集团国际建设股份有限公司监事会

二〇〇二年八月二十一日

证券代码：600263　　股票简称：路桥建设　　编　号：临2002-009

路桥集团国际建设股份有限公司关联交易公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、关联交易概述

路桥集团国际建设股份有限公司(以下简称"本公司")于2002年8月21日在北京与路桥集团第一公路工程局(以下简称"公路一局")签订了《关于转让应收账款的协议》,公路一局拟以货币资金收购本公司河北省京沪高速公路第三、四合同的应收账款50,707,159元。

公路一局系本公司的控股股东中国路桥(集团)总公司(以下简称"路桥集团")的全资附属企业,根据《上海证券交易所股票上市规则(2001年修订本)》,本次交易构成了关联交易。

本公司第二届董事会第三次会议对本次交易进行了审议,与该关联交易有利害关系的董事回避了表决,非关联董事一致通过了该议案,公司独立董事朱耀庭、张之强就该项交易发表独立意见,认为该项关联交易的表决程序合法,有利于公司和全体股东的利益。

此项交易尚须获得股东大会的批准,与该关联交易有利害关系的关联人将放弃在股东大会上对该议案的投票权。

二、关联方介绍

路桥集团第一公路工程局

法定中文名称:路桥集团第一公路工程局

注册地址: 北京市朝阳区管庄周家井

法定代表人: 钱金龙

注册资本: 32,527.2万元

主营业务: 公路、桥梁、铁路、机场、站场、车场、船坞设计、施工;承担土木工程建设项目的总承包。

公路一局于1963年成立,为全民所有制企业,系中国路桥(集团)总公司的全资附属企业;始建以来足迹遍布了全国二十五个省、市、自治区,并涉足中东、非洲、东南亚等十几个国家和地区,优质高效地修建了国内外各种等级公路5000余公里、桥梁700余座。目前公路一局已发展成以承建国内外高等级公路和深水高墩大跨连续钢构、斜拉桥、公路隧道、彩色路面等技术含量高的工程项目为主的,集公路施工、监理、科研、设计、工民建施工及多种经营为一体的综合性经济实体,国内在建工程达70余个,并在市场享有良好的社会信誉。

三、关联交易标的的基本情况

本次拟转让的应收账款为截至2002年6月30日本公司河北省京沪高速公路第三合同项目、河北省京沪高速公路第四合同项目的应收账款,其账面原值为50,707,159元,账龄在6个月内,没有计提坏账准备,账面净值为50,707,159元。

四、关联交易合同的主要内容和定价政策

1.签署协议各方的法定名称

(1)路桥集团国际建设股份有限公司

(2)路桥集团第一公路工程局

2.协议签署日期:2002年8月21日。

3.交易标的:本公司河北省京沪高速公路第三合同项目、河北省京沪高速公路第四合同项目的应收账款。

4.交易价格:本次转让按照拟转让应收账款的账面原值成交。截至2002年6月30日,本次拟转让的应收账款的账面原值为50,707,159元,因此本次应收账款的出售价格确定为50,707,159元。

5.交易结算方式:公路一局以现金支付。

6.价款支付时间:

(1)在协议生效之日起的一周内,公路一局向本公司支付收购价款的20%,计人民币10,141,432元。

(2)在协议生效之日起的三个月内,公路一局向本公司再支付收购价款的31%,计人民币15,719,219元。

(3)在协议生效之日起的六个月内,公路一局向本公司支付完毕收购价款的剩余部分,计人民币24,846,508元。

7.协议生效条件:本公司股东大会审议批准之日起生效。

五、本次交易的目的及对公司的影响

本次交易有利于公司盘活存量资产,优化资产结构,降低潜在坏账风险,迅速回笼资金,有利于降低成本,提高公司的盈利能力。

六、独立董事的意见

本公司独立董事朱耀庭先生、张之强先生就本次关联交易发表如下独立意见:本次关联交易符合《公司法》、《证券法》等有关法律、法规以及公司章程的有关规定,交易表决时关联董事进行了回避,表决程序合法,符合公司和全体股东的利益,对本公司及全体股东是公平的。

七、独立财务顾问意见

本公司聘请北京海问投资咨询有限责任公司作为本次关联交易的独立财务顾问,独立财务顾问意见详见独立财务顾问报告。

八、备查文件目录

1、公司第二届董事会第三次会议决议;

2、经独立董事签字确认的独立董事意见;

3、第二届监事会第二次会议决议;

4、本公司与公路一局签订的《关于转让应收账款的协议》;

5、独立财务顾问报告。

路桥集团国际建设股份有限公司董事会

二〇〇二年八月二十一日

关于路桥集团国际建设股份有限公司关联交易的独立财务顾问报告

重要提示

2002年8月21日路桥集团国际建设股份有限公司(以下简称"股份公司"或"公司")董事会做出决议,拟将公司截至2002年6月30日的应收账款中应收河北省京沪高速公路建设管理处的50,707,159元出售给其控股股东-中国路桥(集团)总公司的全资附属企业—路桥集团第一公路工程局。本次出让行为属于关联交易。

北京海问投资咨询有限责任公司接受路桥集团国际建设股份有限公司的委托,担任本次关联交易的独立财务顾问,并就本次关联交易行为的公开性、公平性、合理性出具独立财务顾问报告。我们本着专业、勤勉的原则,在对本次交易双方及其他相关资料进行全面的调查和了解后,根据股份公司董事会决议和其他公开信息等文件制作了本报告。

声明事项

1、路桥集团国际建设股份有限公司已向独立财务顾问——北京海问投资咨询有限责任公司保证其所提供的相关文件和资料的真实性、合法性、完整性。

2、报告人提请公司股东认真阅读该公司董事会发布的有关此次出让行为的关联交易公告。

3、本报告可供广大投资者及有关各方参考,同时,报告人提请广大投资者注意,本报告不构成任何投资建议,投资者根据本报告做出的任何投资决策所产生的风险,报告人不承担任何责任。

一、释义及主要假设

(一)释义

1、除非另有说明,以下简称表示的含义如下:

路桥建设、股份公司、公司	指	路桥集团国际建设股份有限公司
路桥集团	指	中国路桥(集团)总公司
一局	指	路桥集团第一公路工程局
独立财务顾问、报告人	指	北京海问投资咨询有限责任公司
本次关联交易、本次交易	指	路桥集团国际建设股份有限公司出让50,707,159元应收账款的行为
元	指	人民币元

二、本次关联交易的动因

1、改善公司资产质量,提高抗风险能力

目前国内建筑市场的现状是大量施工企业迅速膨胀,竞争越来越激烈,相应地工程款结算时间延长,回款较慢。路桥建设2002年中期报告显示,截至2002年6月30日,路桥建设的应收账款项余额为431,554,110.79元,占总资产的15.77%,而通过本次交易,路桥建设将2002年新近形成的预计近期回收较长的应收账款50,707,159元出让给关联方以后,随着应收账款的减少,降低了应收账款潜在的坏账风险,提高了公司资产的流动性,公司的资产质量得到明显改善。

2、迅速回笼资金,满足公司经营中的资金需求

路桥建设的完工项目通常回款周期较长,而项目的持续开发又需要一定的资金支持。与银行贷款等融资方式相比,通过出让应收账款来筹集资金的方式成本较低,从而有利于降低成本,提高公司的盈利能力。

三、本次关联交易的基本情况

(一)本次交易所遵循的原则

1、有利于公司的整体发展;

2、按照有关法律、法规的要求,规范操作;

3、坚持公开、公平、公正的原则,维护全体股东的利益。

(二)本次交易双方的有关情况

1、路桥集团国际建设股份有限公司

(1)基本情况

法定中文名称:路桥集团国际建设股份有限公司

注册地址: 北京市海淀区中关村南大街甲56号方圆大厦

法定代表人: 马国珠

注册资本: 40,813.3万元

经营范围: 公路、桥梁、机场、港口、隧道、给水、排水及其他土木工程建设项目的总承包;建筑机械开发、制造、销售;高科技产品的开发;公路收费经营;交通工程管理咨询;房地产咨询;自有房屋租赁;计算机系统、智能交通、智能建筑的设计、安装;实业投资、风险投资、高科技项目投资。

(2)简介

路桥集团国际建设股份有限公司是由中国路桥(集团)总公司以其拥有的经营性净资产44,847万元,联合其他四家发起人共同发起,经国家经贸委国经贸企改[1999]1155号文批准,于1999年3月18日设立的。公司于2000年7月25日在上海证券交易所正式挂牌上市,目前主要从事公路、桥梁、机场、港口、隧道、给水、排水及其他土木工程建设项目的总承包,建筑机械开发、制造、销售等业务。

(3)路桥建设最近两年的主要财务指标:

项目	2001.12.31	2000.12.31
总资产(万元)	266,476	268,357
总负债(万元)	129,760	135,259
所有者权益(万元)	134,863	132,025
主营业务收入(万元)	163,611	177,429
净利润(万元)	4,333	5,740
每股收益(元)(加权)	0.11	0.168
每股收益(元)(摊薄)	0.11	0.141
每股净资产(元)	3.304	3.235
调整后每股净资产(元)	3.137	3.160
净资产收益率(%)(加权)	3.23	6.44
净资产收益率(%)(摊薄)	3.21	4.35

2、路桥集团第一公路工程局

(1)基本情况

法定中文名称:路桥集团第一公路工程局

注册地址: 北京市朝阳区管庄周家井

法定代表人: 钱金龙

注册资本: 32,527.2万元

经营范围: 公路、桥梁、铁路、机场、站场、车场、船坞设计、施工;承担土木工程建设项目的总承包

(2)简介

路桥集团第一公路工程局于1963年成立,国有独资企业,系中国路桥(集团)总公司的全资子公司;具有建设部批准的公路工程施工总承包特级施工资质,始建以来足迹遍布了全国二十五个省、市、自治区,并涉足中东、非洲、东南亚等十几个国家和地区,优质高效地修建了国内外各种等级公路5000余公里,桥梁700余座。近几年承建的工程获39项省、部级以上优质工程奖,其中获国家优质工程银质奖2项,鲁班奖5项,詹天佑大奖2项。目前一局已发展成以承建国内外高等级公路和深水高墩大跨连续钢构、斜拉桥、公路隧道、彩色路面等技术含量高的工程项目为主的,集公路施工、监理、科研、设计、工民建施工及多种经营为一体的综合性经济实体,国内在建工程达70余个,并在市场享有良好的社会信誉。

(三)被出让资产的有关情况

本次转让的应收账款的债务主体为河北省京沪高速公路建设管理处,拟转让的应收账款系属于以下项目:(1)河北省京沪高速公路第三合同项目;(2)河北省京沪高速公路第四合同项目。本次拟转让的应收账款账面原值为50,707,159元,账龄在6个月内,没有计提坏账准备,账面净值为50,707,159元。

(四)本次关联交易的交易价格及定价依据

本次转让按照拟转让应收账款的账面原值成交。截至2002年6月30日,本次拟转让的应收账款的账面原值为50,707,159元,因此本次应收账款的出售价格确定为50,707,159元。

四、对非关联股东的保护

本次资产出让属于关联交易,为保护非关联股东的利益,公司将采取以下措施:

1、严格按照有关法律法规履行程序,遵守"公开、公平、公正"的原则,及时、充分地做好信息披露工作,维护全体股东特别是中小股东的权益。

2、股份公司董事会进行有关本次交易的议案表决时,主要关联方的董事将进行回避表决。

3、海问投资咨询有限责任公司担任本次交易的独立财务顾问,并出具关于本次关联交易的独立财务顾问报告。

4、本次交易尚须获得路桥建设股东大会通过,路桥建设将聘请具有证券业资格的律师对股东大会的合法性出具法律意见并予公告。

五、独立财务顾问意见

为出具本独立财务顾问意见,我们进行了必要的调查,查阅了我们认为出具本独立财务顾问意见所需查阅的文件,并就有关事项进行了相关的询问和详尽的讨论,我们认为:

1.本次交易遵循"公开、公平、公正"原则

本次交易是遵循"公开、公平、公正"的原则和交易双方的意愿来进行的,公司严格遵守相关规定,充分保护了非关联股东的权益。同时,公司对本次交易进行了充分的信息披露。

2.本次交易符合中国现行法律法规及其他规范性文件的规定

本次交易的交易方案和操作程序都严格依据和遵守《公司法》、《证券法》、《合同法》、《上海证券交易所股票上市规则》和路桥建设公司章程等相关法律、法规、规章的要求来制定和执行,程序合法、有效。

3.本次交易有利于股份公司的发展,符合全体股东的利益要求

交易完成后,公司的资金迅速回笼,资产质量将得到明显改善,大大降低了公司应收账款的坏账风险;同时有利于公司积极进行新的项目投资,从而提高公司的经营业绩,这些都是符合全体股东的利益要求的。

六、备查文件

1.路桥集团国际建设股份有限公司关联交易公告

2.路桥集团国际建设股份有限公司第二届第三次董事会决议

3.路桥集团国际建设股份有限公司与路桥集团第一公路工程局签订的转让协议

北京海问投资咨询有限责任公司

2002年8月21日

项目	行次	金额
筹资活动产生的现金流量净额	64	-8,769,148.46
四、汇率变动对现金的影响	65	-251.1
五、现金及现金等价物净增加额	66	-20,252,156.94

补充资料

项目	行次	金额
1、将净利润调节为经营活动的现金流量:		
净利润	57	17,513,014.75
加:少数股东损益		-42,526.76
加:计提的资产减值准备	59	-4,321,986.84
固定资产折旧	60	24,973,688.35
无形资产摊销	61	103,800.00
长期待摊费用摊销	62	1,076,794.19
待摊费用减少(减:增加)	63	247,352.36
临时设施减少	64	939,600.46
预提费用的增加(减:减少)	65	10,328,956.00
处置固定资产、无形资产和其他长期资产的损失(减:收益)	66	-54,292.89
固定资产报废损失	67	
财务费用	68	6,654,765.42
投资损失(减:收益)	69	-16,104,653.16
递延税款贷项(减:借项)	70	
存货的减少(减:增加)	71	-62,611,653.68
经营性应收项目的减少(减:增加)	72	-47,721,009.35
经营性应付项目的增加(减:减少)	73	77,489,102.27
其他	74	
经营活动产生的现金流量净额	75	8,470,771.12
2、不涉及现金收支的投资和筹资活动:		
债务转为资本	76	
一年内到期的可转换公司债券	77	
融资租入固定资产	78	
3、现金及现金等价物净增加情况:		
现金的期末余额	79	285,661,691.61
减:现金的期初余额	80	306,554,977.36
加:现金等价物的期末余额	81	762,198.71
减:现金等价物的期初余额	82	2,111,069.80
现金及现金等价物净增加额	83	-20,252,156.94

母公司现金流量表

2002年1—6月

编制单位:路桥集团国际建设股份有限公司　　单位:元

项目	行次	金额
一、经营活动产生的现金流量:		
销售商品、提供劳务收到的现金	1	362,479,412.60
收到的税费返还	3	6,597,336.78
收到的其他与经营活动有关的现金	8	1,425,821.31
现金流入小计	9	370,502,570.69
购买商品、接受劳务支付的现金	10	306,850,934.94
支付给职工以及为职工支付的现金	12	21,663,705.33
支付的各项税费	13	7,511,504.92
支付的其他与经营活动有关的现金	18	28,989,934.87
现金流出小计	20	365,016,080.06
经营活动产生的现金流量净额	21	5,486,490.63
二、投资活动产生的现金流量:		
收回投资所收到的现金	22	
取得投资收益所收到的现金	23	1,088,450.00
处置固定资产、无形资产和其他长期资产而收回的现金净额	25	363,950.00
收到的其他与投资活动有关的现金	28	
现金流入小计	29	1,452,400.00
购建固定资产、无形资产和其他长期资产所支付的现金	30	8,350,543.21
投资所支付的现金	31	
支付的其他与投资活动有关的现金	35	
现金流出小计	36	8,350,543.21
投资活动产生的现金流量净额	37	-6,898,143.21
三、筹资活动产生的现金流量:		
吸收投资所收到的现金	38	
借款所收到的现金	40	137,000,000.00
收到的其他与筹资活动有关的现金	43	733.07
现金流入小计	44	137,000,733.07
偿还债务所支付的现金	45	124,500,000.00
分配股利、利润或偿付利息所支付的现金	46	5,464,458.45
支付的其他与筹资活动有关的现金	52	
现金流出小计	53	129,964,458.45
筹资活动产生的现金流量净额	54	7,036,274.62
四、汇率变动对现金的影响	55	
五、现金及现金等价物净增加额	56	5,624,622.04

补充资料

项目	行次	金额
1、将净利润调节为经营活动的现金流量:		
净利润	57	16,464,719.92
加:少数股东损益		
加:计提的资产减值准备	59	1,050,440.75
固定资产折旧	60	6,914,332.21
无形资产摊销	61	
长期待摊费用摊销	62	232,828.35
待摊费用减少(减:增加)	63	-175,847.86
临时设施减少	64	
预提费用的增加(减:减少)	65	6,451,356.00
处置固定资产、无形资产和其他长期资产的损失(减:收益)	66	-26,137.89
固定资产报废损失	67	
财务费用	68	888,353.47
投资损失(减:收益)	69	35,495,295.22
递延税款贷项(减:借项)	70	
存货的减少(减:增加)	71	-49,180,364.14
经营性应收项目的减少(减:增加)	72	-5,653,062.84
经营性应付项目的增加(减:减少)	73	-59,683,472.16
其他	74	
经营活动产生的现金流量净额	75	5,486,490.63
2、不涉及现金收支的投资和筹资活动:		
债务转为资本	76	
一年内到期的可转换公司债券	77	
融资租入固定资产	78	
3、现金及现金等价物净增加情况:		
现金的期末余额	79	165,690,083.34
减:现金的期初余额	80	158,723,251.30
加:现金等价物的期末余额	81	
减:现金等价物的期初余额	82	1,342,210.00
现金及现金等价物净增加额	83	5,624,622.04

项目	行次	年初数	期末数
应收利息	4		
应收账款	6	162,149,760.59	188,726,677.63
其他应收款	7	1,030,784,689.84	1,010,619,558.94
预付账款	8	94,717,984.48	84,457,998.43
应收补贴款	9		
存货	10	68,817,224.66	31,682,213.88
待摊费用	11	1,194,648.72	1,483,358.02
工程施工	12	306,882,374.74	197,079,812.87
一年内到期的长期债权投资	21		
其他流动资产	24		
流动资产合计	31	1,887,699,048.14	1,866,217,026.93
长期投资:			
长期股权投资	32	244,505,804.28	340,744,449.10
长期债权投资	34		
长期投资合计	38	244,505,804.28	340,744,449.10
其中:合并价差			
固定资产:			
固定资产原价	39	263,303,467.73	158,327,202.63
减:累计折旧	40	137,852,963.10	81,301,587.88
固定资产净值	41	125,650,504.63	75,024,614.75
减:固定资产减值准备	42	10,876,233.58	6,337,553.56
固定资产净额	43	114,774,271.05	68,687,061.19
工程物资	44		
在建工程	45	790,000.00	
固定资产清理	46		53,862.11
固定资产合计	50	115,564,271.05	68,740,923.30
无形资产及其他资产:			
无形资产	51		
长期待摊费用	53	2,980,617.91	735,134.70
其他长期资产	54	2,561,611.73	1,330,303.06
无形资产及其他资产合计	60	5,542,229.64	2,065,437.76
递延税项:			
递延税款借项	61		
资产总计	67	2,253,311,353.11	2,079,763,837.09

母公司资产负债表(续)

2002年6月30日

编制单位:路桥集团国际建设股份有限公司　　单位:元

负债和股东权益	行次	年初数	期末数
流动负债:			
短期借款	68	141,560,000.00	146,500,000.00
应付票据	69		
应付帐款	70	305,648,913.73	184,104,521.65
预收帐款	71	185,164,650.35	165,418,976.81
应付工资	72	9,691,553.92	3,643,800.63
应付福利费	73	16,674,140.14	15,065,234.88
应付股利	74	12,269,590.35	8,793,990.30
应交税金	75	30,764,573.57	21,328,052.47
其他应交款	80	1,342,956.63	812,859.67
其他应付款	81	189,581,974.20	144,148,444.56
预提费用	82	2,275,978.00	10,485,094.00
预计负债	83		
一年内到期的长期负债	86		
工程结算	90	5,800,031.59	412,148.57
其他流动负债			0
流动负债合计	100	900,624,359.38	710,618,123.44
长期负债:			
长期借款	101		
应付债券	102		
长期应付款	103		
专项应付款	106		
其他长期负债	108		
长期负债合计	110		
递延税项:			
递延税款贷项	111		
负债合计	114	900,624,359.38	710,618,123.44
少数股东权益			
股东权益:	94		
股本	115	408,133,010.00	408,133,010.00
减:已归还投资	116		
股本净额	117	408,133,010.00	408,133,010.00
资本公积		859,431,593.83	859,431,593.83
盈余公积	119	23,007,955.53	23,007,955.53
其中:法定公益金	120	9,201,477.78	9,201,477.78
未分配利润	121	62,121,301.87	78,586,021.79
外币报表折算差额		-4,867.50	-4,867.50
股东权益合计		1,352,688,993.73	1,369,153,713.65
负债和股东权益总计		2,253,313,353.11	2,079,763,837.09

募集资金使用情况表

募集资金投资项目	招股说明书中承诺计划投资	变更后承诺投资金额	实际募集资金投资计划	截止2001年末已使用	2002年上半年实际使用	累计使用	进度(%)
一、购置施工设备	14,158	15,000	8,750	6,955.96	687.9	7,643.86	77.59%
二、[illegible]	23,179	15,225	8,000	7,012.00	1,070.70	8,089.70	101.12%
1."九五"技术攻关	1,000	3,000	2,000	2,050.00	—	2,050.00	102.5%
2.[illegible]	3,900	3,300	2,300	1,295	890.3	2,185.30	95.03%
3.[illegible]	3,023	1,073	961	964	—	964	100.30%
4.[illegible]	803	0	803	618.3	185.4	803.7	100.09%
5.[illegible]	474	474	0	0	0	0	0
6.[illegible]	8,000	6,000	0	0	0	0	0
7.[illegible]	4,473	4,473	0	0	0	0	0
8.[illegible]	3,000	900	3,000	3,017	—	3,017	100.57%
三、补充流动资金	3,496	0	3,496	3,496	—	3,496	100%
1.[illegible]	1,496	0	1,496	1,496	—	1,496	100%
2.[illegible]	2,000	0	2,000	2,000	—	2,000	100%
四、[illegible]	—	—	45,000	45,000	—	45,000	100%
五、[illegible]	—	—	16,225	9,135	6,090	15,225	100%
合计	81,471	69,225	81,471	71,599.66	7,774.60	79,374.90	97.42%

上海陆家嘴金融贸易区开发股份有限公司

2002年半年度报告摘要

重要提示

公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要的目的仅是为公众提供公司上半年的简要情况，报告全文同时刊载于www.sse.com.cn。投资者在作出重大决策之前，应仔细阅读半年度报告全文。

公司半年度财务会计报告未经审计。

公司董事康慧军、黄锡麒因工作原因未能出席董事会，分别书面委托朱国兴、姚锡棠董事出席会议并行使表决权。

一、公司基本情况简介

(一) 公司股票上市交易所：上海证券交易所
股票简称及代码：A股：陆家嘴 600663
B股：陆家B股 900932
(二) 公司董事会秘书：张日忠
联系地址：中国上海市浦东大道981号
电话：86-21-58878888
传真：86-21-58764039
电子信箱：zhangrizh@163.com

二、主要财务数据和指标

(一) 公司2002年上半年及去年同期主要财务指标：

	2002年1-6月	2001年1-6月
净利润(元)	73,139,051.88	67,927,144.16
扣除非经常性损益后的净利润(元)	72,696,036.49	58,822,806.16
净资产收益率(全面摊薄)(%)	1.63	1.55
扣除非经常性损益后的加权平均净资产收益率(%)	1.63	1.36
每股收益(元/股)	0.039	0.036
每股经营活动产生的现金流量净额(元/股)	0.36	-0.10

	2002-6-30	2001-12-31 调整后	2001-12-31 调整前
股东权益(不包含少数股东权益)	4,493,132,926.74	4,419,993,874.87	4,420,646,123.33
每股净资产	2.41	2.37	2.37
调整后的每股净资产	2.38	2.27	2.27

非经常性损益包括：

营业外收支净额	455,277.05
股权投资差额摊销	56,029.90
扣除所得税的影响	-68,291.56
合计	443,015.39

三、股本变动及股东情况

(一) 股本变动情况
(1) 报告期内公司股本结构未发生变动
(二) 公司股东持股情况
(1) 截止报告期末股东总数为184296户(其中B股股东64043户)
(2) 主要股东持股情况：

股东名称	期末持股数量(股)	占公司股份总额的比例	股份类别
①国家股	1,121,120,000	60.03%	国家股
②上海国际信托投资公司	58,800,000	3.15%	法人股
③京华山一国际(香港)有限公司	9,678,364	0.51%	流通股
④TOYO SECURITIES ASIA LTD. A/C CLIENT	9,215,007	0.49%	流通股
⑤上海陆家嘴(集团)有限公司	8,820,000	0.47%	法人股
⑥申银万国证券股份有限公司	8,820,000	0.47%	法人股
⑦NAITO SECURITIES CO.,LTD.	7,948,107	0.42%	流通股
⑧THE NOMURA SECURITIES CO. LTD.	5,724,439	0.31%	流通股
⑨WANG SHANG KEE &/OR CHIN WAN LAN	4,090,591	0.22%	流通股
⑩HONGKONG SUCCESS LTD.	2,713,886	0.15%	流通股

注：公司法人股东无关联关系，本公司控股股东上海陆家嘴(集团)有限公司是国家股授权经营单位，其所持国家股、法人股股份无质押、冻结或托管情况。流通股东股份有无质押、冻结或托管情况不明，本公司未知其关联关系。

(3) 公司控股股东情况
报告期内本公司控股股东未发生变化。

四 公司董事、监事和高级管理人员情况

(一) 公司董事、监事和高级管理人员在报告期内持有的公司股票未发生变动。
(二) 报告期内董事、监事、高级管理人员新聘或解聘情况
报告期内，公司在2002年6月12日召开的三届三次董事会上聘任孙勤祥、魏东新、徐国祥、蒋平为公司副总经理。
报告期内，原公司监事顾近兴为公务员，不符合上市公司监事任职资格，不再担任本公司监事。公司第三届监事会第三次会议提名张乐平女士为公司监事候选人，经2001年度股东大会选举张乐平为公司第三届监事会监事。

五 管理层讨论与分析

(一) 报告期内的经营成果及财务状况分析

单位：元

	2002年1-6月	2001年1-6月	增加额	增加比率(%)
主营业务收入	677,567,251.17	420,558,523.12	257,008,728.05	61.11%
主营业务利润	131,925,885.69	82,123,105.92	49,802,779.77	60.64%
净利润	73,139,051.88	67,927,144.16	5,211,907.71	7.67%
现金及现金等价物增加额	135,474,966.93	-346,895,013.68	482,369,980.61	139.05%

	2002年6月30日	2001年12月31日		
总资产	7,432,221,021.50	7,528,302,376.39	-96,081,354.89	-1.29%
负债总额	2,545,467,390.27	2,714,497,167.18	-169,029,776.91	-6.23%
股东权益(不含少数股东权益)	4,493,132,926.74	4,419,993,874.87	73,139,051.88	1.65%

其中：1、主营业务收入与主营业务利润的增加系土地批租与房产销售规模增加所致。
2、净利润增加比率较主营业务利润增加比率较小，原因是其他业务利润与投资收益下降较大。
3、现金及现金等价物增加系主营业务收款大幅增加所致。

机构设置，进一步充实了经营班子成员，目前公司治理结构较为完善。
(二) 报告期内公司没有重大诉讼、仲裁事项发生。
(三) 重大资产的转让出售情况
2002年4月24日公司召开第三届董事会第二次会议，与会董事一致审议通过《关于平安证券有限责任公司股权转让的议案》。本公司和深圳国际信托投资公司于2002年4月27日在深圳签署关于平安证券有限责任公司的股权转让合同。本公司将其在平安证券有限公司的20%法人股权以人民币贰亿叁千陆百捌拾捌万元整的价格

资产负债表

利润表及利润分配表

现金流量表

股票代码：A股 600663 B股：900932 股票简称：陆家嘴 编号：临 2002-014

上海陆家嘴金融贸易区开发股份有限公司第三届董事会第四次会议决议公告

上海陆家嘴金融贸易区开发股份有限公司第三届董事会第四次会议于2002年8月21日在公司本部召开，公司朱国兴董事主持会议。应到董事7人，实到董事5人，委托2人。其中：康慧军委托朱国兴董事，黄锡麒委托姚锡棠董事。公司监事及高管人员列席会议，符合《公司法》和《公司章程》的有关规定。董事会审议并通过了以下决议：

一、审议通过《公司2002年半年度报告》及摘要。

证券代码：A股 600663 B股 900932 股票简称：陆家嘴 编号：临 2002-015

上海陆家嘴金融贸易区开发股份有限公司关联交易公告

股票代码：A股 600663 B股：900932 股票简称：陆家嘴 编号：临 2002-016

上海陆家嘴金融贸易区开发股份有限公司第三届监事会第五次会议决议公告

新太科技股份有限公司

2002年半年度报告摘要

重要提示

本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

半年度报告摘要的目的仅是为公众提供公司上半年的简要情况，报告全文同时刊载于上交所网站www.sse.com.cn。投资者在作出重大决策之前，应当仔细阅读半年度报告全文。

本公司半年度财务报告未经审计。

利润表

资产负债表

资产负债表（续）

现金流量表

现金流量表（续）

证券代码：600728　　证券简称：新太科技　　编号：临2002-014

新太科技股份有限公司第三届董事会第八次会议决议公告

新太科技股份有限公司董事会
二〇〇二年八月二十三日

股票代码：600728　　股票简称：新太科技　　编号：临2002-015

新太科技股份有限公司第三届监事会第七次会议决议公告

新太科技股份有限公司监事会
二〇〇二年八月二十三日